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07020246

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME GHI

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

JAN 1 6 2007 E

THOMSON FINANCIAL

FILE NO. 82- 34964

FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 1/10/07

FILE NO: 82-34964

RHI Annual Report >> 2005

ARIS
12-31-05

RHI AG
Wienerbergstraße 11
A-1100 Vienna
P.O.Box 143, A-1011 Vienna
Phone: +43/1/502 13-0
Fax: +43/1/502 13-6213
E-Mail: rhi@rhi-ag.com
www.rhi-ag.com



RHI

Table of Contents

2005


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RHI Refractories

For over 100 years, RHI's refractories division has developed solutions for customers in key industries such as iron, steel, non-ferrous metals, cement, lime, glass, chemicals, energy and environmental technology, in which ceramic refractory products are crucial to all high-temperature production processes exceeding 1,200° C. RHI Refractories is the world market and technology leader in refractories. The RHI Group will focus on this core competence exclusively in the future.

VEITSCHER RADEX DIDIER REFEL Dolomite Franchi INTERSTOP

Heraklith

Insulating, the remit of Heraklith AG, is one of the leading suppliers to the insulating materials sector in Europe. In 2005, Heraklith continued to expand its market position in Central and Eastern Europe significantly. Its most important products for the markets in Central and Eastern Europe are high-quality solutions made of stone-wool and wood-wool building boards.

Heraklith. Heradesign. Heraflax. Heralan. TERVOL NOBASIL

RHI

Board Members

Board of Management

Dr. Helmut Draxler
Chief Executive Officer

Dr. Andreas Meier
Deputy Chief Executive Officer;
Refractories Division

Dr. Eduard Zehetner
Chief Financial Officer;
Insulating Division

Supervisory Board

Michael Gröller
Vienna, Austria
Chairman

Gerd Peskes
Düsseldorf, Germany
Deputy Chairman

Gerd Klaus Gregor
Berndorf, Austria

Dr. Cornelius Grupp
Lilienfeld, Austria

Stanislaus Prinz zu Sayn-Wittgenstein-Berleburg
Munich, Germany

DDr. Erhard Schaschl
Vienna, Austria

Employee representatives:

Josef Horn
Trieben, Austria

Leopold Miedl
Vienna, Austria

Karl Wetzelhütter
Breitenau am Hochlantsch, Austria

August François von Finck (until 22 July, 2005), Maximilian Ardelt (until 19 May, 2005) and Günther Lippitsch (employee representative, until 9 September, 2005) also served on the RHI Supervisory Board during the reporting period.

Foreword by the CEO

Ladies and Gentlemen,
Dear Shareholders,

Looking back five years, we can see that we have accomplished a remarkable turnaround following the crisis in 2001, which threatened our very existence. We feel that we, then the newly appointed Board of Management, have set the right course. The objective to restructure the RHI Group and to focus on the global refractories business was achieved in 2006 when the insulating division with Heraklith AG at its helm was sold. The portfolio realignment has thus been completed, and RHI is now a pure refractories group.

In 2001, RHI suffered an existential solvency crisis caused by an acquisition in the USA in 1999. Not only was RHI confronted with operative restructuring needs that exceeded expectations by far, we also had to deal with enormous asbestos problems.

The most difficult step, still clearly visible in the RHI balance sheet, was to split off the US affiliates affected by asbestos claims. They were deconsolidated at 31 December, 2001 and written down completely after filing for protection under Chapter 11 of the US Bankruptcy Code. The RHI Group's equity was highly negative as a result. Thanks to continuous good results since 2002, equity improved substantially and will be positive again by 2007 at the latest.

The Chapter 11 proceedings in the USA are still ongoing. They should, however, be completed with a positive result in 2006.

A central element in the turnaround programme was to focus on our more than 100-year-long tradition and to part with less profitable divisions. Although this led to a reduction in consolidated revenue from € 2.2 billion in 2000 to € 1.4 billion in 2005, the result improved significantly. Using the year 2000 before the crisis in the USA as a basis for comparison, profit for the year rose from € 30.8 million to € 99.8 million in 2005. The financial statements presented in this annual report prove this successful development.

2005 was characterised not only by the ongoing positive development in our core business, refractories, but also by the successful completion of a fundamental restructuring process in the insulating segment, which laid the foundation for a profitable future outside the RHI Group. The success is evident: Heraklith's revenue has risen 50% since 2002 and EBIT multiplied. In early 2006, the Heraklith Group was sold to the Knauf Group with good growth prospects based on the opportunities arising in Eastern Europe. When the transaction is closed and RHI receives the purchase price of € 230 million, liabilities to banks will be reduced from initially over € 1,000 million to some € 450 million.

The RHI Group will thus have sufficient financial scope for important growth in its refractories core business. Thanks to the agreement with our banks, we have also been able to make important investments during the years of the restructuring phase, thus extending our position as the global refractories leader. Capital expenditure geared towards automation and rationalisation measures at our European locations, the extension of the plants in Mexico and two new plants in China are only a few examples of our value-based strategy. During the restructuring period in the last five years we have constantly increased our research and development budget and are now the global technology leader in the refractories business. The course we have chosen forms the basis for a further dynamic extension of our world market leadership in refractories.

At this point I would like to mention that I do not wish to extend my contract as CEO in the year 2007. I am convinced that the timely appointment of my successor Dr. Meier and the addition to the Board of Management of the refractories experts Dr. Cappelli and Dr. Hödl in 2006 is an important step for the future.

The successful turnaround, which is also reflected in the performance of the RHI share, has not been an achievement of a few individuals, but rather of all RHI employees. Thank you very much! I would also like to thank the employees' representatives for their constructive cooperation.

All the best!

Dr. Helmut Draxler

RHI Group

RHI AG, which has its headquarters in Vienna, is one of the largest industry groups in Austria and is listed in the ATX on the Vienna Stock Exchange. Following its capital restructuring in 2002, RHI has now also successfully completed the restructuring of the group portfolio by selling the insulating division in early 2006. By focussing the group on its core refractories competence under the RHI Refractories brand, the reorientation has successfully been accomplished. Following the sale of Heraklith, RHI will use the financial scope it has gained to consistently expand its global refractories business. Here, good opportunities are arising on the raw materials and market sides worldwide.

RHI Group

in € million in accordance with IFRS	**2005**	2004	Change in %
Revenue continuing operations*	**1,199.4**	1,119.8	7.1
Revenue discontinued operations**	**255.4**	181.5	40.7
Revenue Group (pro forma)**	**1,451.5**	1,297.3	11.9
EBIT continuing operations*	**117.8**	125.5	-6.1
EBIT discontinued operations**	**21.7**	10.1	114.9
EBIT Group (pro forma)**	**139.5**	135.6	2.9
Profit after minority interest	**98.1**	95.0	3.3
Employees**	**8,603**	7,807	10.2

* *Refractories, other*

** *In accordance with the accounting standard IFRS 5, non-current assets held for sale are shown as "discontinued operations" in the balance sheet. This has applied to the insulating division since 1 October, 2005. Revenue and EBIT of the discontinued operations, as well as consolidated revenue, EBIT and employees are only shown for information and pro forma in order to provide figures comparable to the previous year for the RHI Group. In addition, insulating EBIT in the amount of € 21.7 million deviates from the figure € 26.2 million as shown in the notes as IFRS requires that assets held for sale cease to be depreciated as soon as they are classified as such.*

Key Facts

Share price reflects successful restructuring


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EUR
Share price
Volume traded
2,800,000
2,400,000
2,000,000
1,600,000
1,200,000
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0
Units (double count)
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Mar 06

Bank liabilities more than halved since 2001 due to sale of Heraklith


1,070*
450*
in € million
* Thereof € 400 million mezzanine capital, subordinated and free of interest until 12/2006
2001
Convertible Bonds
Cash-flow
Heraklith sale
2006 (e)

Sustainable good results confirm restructuring success


in € million
2001
-856.4
49.6
2002
77.5
2003
99.7
2004
99.8
2005

Highlights

RHI Strategy in 2005 forging ahead

The successful and sustainable capital restructuring, focussing the RHI portfolio on core competences and the regained earnings power have been the foundations for the new RHI since 2002. Once again, RHI achieved some important successes on its way to financial and balance sheet restructuring in 2005, the fourth of five years scheduled for the restructuring. Important milestones were also reached in RHI's divisions.

Efforts centred on continuing to develop the global refractories business under the RHI Refractories brand, and on strategically repositioning the insulating division with Heraklith AG at its helm. The following highlights characterise the development of RHI Refractories in 2005:

- >> Revenue growth by almost 8%, with a somewhat lower EBIT margin of 9.9% which was solely due to costs.
- >> Price increases to offset the rising cost of energy and raw materials.
- >> Extension of the refractories works in China from 100,000 tonnes to 200,000 tonnes, thus over 10% of RHI's capacity.
- >> Investments of over € 60 million in now 28 plants worldwide, and more than € 15 million of it in China.
- >> Confirmation of the strong refractories market position in Europe; success in the new growth markets.

The Heraklith Group also finalised some crucial development steps in 2005:

- >> Successful completion of the realignment of the product portfolio and plants in Germany and Austria, which began in 2003.
- >> Acquisition of the Slovenian stone-wool specialists Eurovek (100%) and Termo (over 95%).
- >> Stone-wool solutions for industrial insulation materials were added to the product portfolio.
- >> Increase in revenue by more than 40% to € 255.4 million as a result of consolidation of Eurovek and Termo.
- >> Improvement in EBIT by over 100% to € 21.7 million, increase in EBIT margin from 5.5% to 8.5%.

Heraklith Group successfully sold

Following the successful strategic and operative development of the Heraklith Group, RHI started the selling process in September 2005. In January 2006, RHI and the Knauf Group signed a contract for the sale of Heraklith. A purchasing price of € 230 million on a debt-free basis was agreed. The transaction is expected to be closed in the second quarter of 2006 following the approval of the anti-trust authorities. RHI should then generate a book profit of approx. € 60 million from the sale, which will also have a positive effect on the result and thus the group's equity in 2006.

With the sale of the Heraklith Group, RHI has successfully completed the realignment of the group portfolio and will in future focus exclusively on extending its leading position in the world refractories market under the RHI Refractories brand. The RHI Group's liabilities to banks will be reduced to some € 450 million as a result to the sale. At the beginning of RHI's restructuring in early 2002 liabilities to banks exceeded € 1,000 million. RHI will use the financial scope thus gained to accelerate the expansion of its global refractories business.

Capital restructuring successful

The long-term elements of the capital restructuring agreed with banks and shareholders in 2002 proved to be a solid basis for RHI's strategic and financial development. In 2005 they remained the solid contractual basis for

- >> the RHI Group's liquidity, contractually secured long-term,
- >> RHI's focus on cash flow to repay debt quickly,
- >> the accumulation of equity to restore a sustainable capital structure in the long term.

2005 again showed that the contractual framework agreed with the consortium of banks in early 2002 did not force RHI to forego growth opportunities requiring capital expenditure and acquisitions in the two divisions. RHI again invested € 60 million in property, plant and equipment and financial assets.

In 2005, RHI met all its contractual obligations to banks and to the holders of subordinated convertible bonds. The debt repayments made to banks since the beginning of the restructuring and the repayments expected to be made from cash flow from operating activities, the proceeds from the sale of Heraklith and the possible payments in the context of the Chapter 11 proceedings in the USA by mid-2007 exceed the obligations of the restructuring agreement.

RHI can therefore already deliver on the promise made on the occasion of the extraordinary shareholder meeting in February 2002:

"RHI 2006: reorganised and disencumbered world market leader in refractories".

Results

Changed statement of results in 2005

As RHI's Boards had already presented their decision to sell the Heraklith Group in 2005, the insulating division is shown as discontinued operations in RHI's consolidated financial statements 2005 in accordance with the IFRS regulations. In the consolidated balance sheet the Heraklith Group is shown as an item on the assets and the liabilities sides respectively, while the financial relations between RHI AG and Heraklith are only shown as RHI accounts receivable from Insulating.

The income statement 2005 shows the contributions to revenue and results adjusted for the deconsolidated insulating division up to profit from continuing operations. Profit from discontinued operations is then added in order to make the profit of the RHI Group in 2005 comparable with the figure of the previous year. When the Heraklith transaction is completed in the second quarter of 2006, the balance sheet and results of the new, focussed RHI will be fully visible for the first time.To ensure better comparability, the revenue and EBIT figures 2005 are shown in a structure comparable to that of the previous year. This is to illustrate the actual operative development of the RHI Group in the past financial year relative to the previous year. Deviating from the statement according to IFRS in the notes of this annual report, these key figures thus include the so-called discontinued insulating operations in addition to refractories and other activities.

Comparable consolidated revenue rose 11.9% in 2005 to € 1,451.5 million (previous year: € 1,297.3 million). Refractories recorded an increase by 7.5% to € 1,185.1 million (previous year: € 1,102.6 million), which is primarily due to price increases. Insulating raised its revenue by 40.7% to € 255.4 million (previous year: € 181.5 million) as a result of the initial consolidation of the new Slovenian companies Eurovek and Termo. Not taking this effect into account, insulating revenue was up nearly 4% in 2005.

RHI Group: Revenue (comparable to 2004)

in € million	2005 pro forma	2004 reported	Change in %
Refractories	**1,185.1**	1,102.6	7.5
Insulating	**255.4**	181.5	40.7
Consolidation / other	**11.0**	13.2	-16.7
RHI Group	**1,451.5**	1,297.3	11.9

RHI Group: EBIT (comparable to 2004)

in € million	2005 pro forma	2004 reported	Change in %
Refractories	**117.8**	123.2	-4.4
Insulating	**21.7**	10.1	114.9
Overhead / other	**0.0**	2.3	n.a.
RHI Group	**139.5**	135.6	2.9

Comparable EBIT in the RHI Group was € 139.5 million in 2005 (previous year: € 135.6 million). At € 117.8 million (previous year: € 123.2 million), EBIT generated by refractories was down 4.4% due to another rise in raw material and energy costs; the EBIT margin thus amounted to 9.9% in 2005 (previous year: 11.2%). The further increase in raw material prices in 2005 was expected and therefore accounted for accordingly in RHI's pricing policy. Soaring oil prices in the wake of the hurricanes and political events flowed through into the natural gas market, which is relevant to RHI. The unexpectedly high natural gas price is reflected in the reduced EBIT margin. Insulating once again improved EBIT significantly by 114.9% to € 21.7 million (previous year: € 10.1 million). The increase in the EBIT margin to a good 8.5% (previous year: 5.5%) is mainly attributable to better profitability as a result of the completed plant and portfolio realignment in Western Europe and the consolidation of Eurovek and Termo. The EBIT contribution of overhead/other was balanced (previous year: € 2.3 million). The costs incurred by the group's head office were offset in 2005 by earnings realised through the payment of US$ 20 million effected by Honeywell in December 2005. In 2004, this item contained a payment of US$ 10 million by DII. Background and details on these payments can be found in the section "US Chapter 11 Proceedings".

The financial result of continuing operations improved further by 20% to € -25.3 million (previous year: € -31.8 million), reflecting an improvement in the interest result, interest relief resulting from the conversion of RHI convertible bonds in 2005 and interest income from tax refunds.

Profit again at a good level

Profit before income taxes from continuing operations amounted to € 94.9 million in 2005 (previous year: € 97.5 million), down 2.7%. At € -9.6 million (previous year: € -4.9 million), income taxes were higher; profit after income taxes from continuing operations, at € 85.3 million (previous year: € 92.6 million), was lower in 2005 than in the previous year. Profit from the discontinued insulating operations amounted to € 14.5 million (previous year: € 7.1 million). RHI's profit comparable to the previous year came to € 99.8 million (previous year: € 99.7 million), thus remaining at a comparable level. Profit attributable to minority interest amounted to € 1.7 million in 2005 (previous year: € 4.7 million). Profit attributable to equity holders of RHI AG thus totalled € 98.1 million (previous year: € 95.0 million).

Undiluted earnings per share, based on the average of shares issued in 2005, amounted to € 4.18 (previous year: € 4.63), including all potential shares from the RHI convertible bonds the figure was € 2.61 per share (previous year: € 2.58).

Equity improved due to the healthy group profit and the conversions of the convertible bonds tranche B in 2005 by € 129.4 million and amounted to € -181.1 million at 31 December, 2005 (previous year: € -310.5 million). This was a major step towards winning back positive equity capital in RHI's consolidated balance sheet, which, after the write-down and deconsolidation of the US companies showed negative equity capital of approximately € -500 million at 31 December, 2001. This is bringing RHI substantially closer to its goal formulated in 2002 to have positive equity capital again in 2007. Capital expenditure of more than € 75 million in refractories and insulating in 2005 proves that RHI was able to take all steps necessary for the operative and strategic development and is thus in full control of its business activities. RHI's solvency is still guaranteed by long-term agreements with banks.

Cash flow from operating activities in continuing operations amounted to € 108.3 million in 2005 (previous year: € 93.5 million). Cash flow from investing activities amounted to € -60.3 million (previous year: € -56.5 million). Free cash flow in the continuing business, at € 48.0 million, exceeded the value of the previous year by 30%; free cash flow in discontinued business rose significantly as well to € 12.5 million. Overall, RHI's free cash flow in 2005 totalled € 60.5 million, which was used to repay liabilities to banks. Financial liabilities were reduced to € 257.6 million at 31 December, 2005 (previous year: € 290.3 million), and will be repaid to a very large extent from the proceeds of the sale of Heraklith in 2006. In addition, there are subordinated, interest-free liabilities to banks in the amount of € 400.0 million, which will be repaid in equal instalments with interest over seven years starting in 2007.

RHI consolidated income statement

in € million	2005	2004	Change in %
Continuing operations			
Revenue	**1,199.4**	1,119.8	7.1
EBITDA	**158.7**	166.7	-4.8
EBIT	**117.8**	125.5	-6.1
Financial result	**-25.3**	-31.8	20.4
Result from associates	**2.4**	3.8	-36.8
Profit before income taxes	**94.9**	97.5	-2.7
Income taxes	**-9.6**	-4.9	-95.9
Profit from continuing operations	**85.3**	92.6	-7.9
Profit from discontinued operations	**14.5**	7.1	104.2
Profit for the year	**99.8**	99.7	0.1
Profit attributable to minority interest	**-1.7**	-4.7	63.8
Profit attributable to equity holders of RHI AG	**98.1**	95.0	3.3
Undiluted earnings per share (in €)	**4.18**	4.63	-9.7
Diluted earnings per share (in €)	**2.61**	2.58	1.2

RHI consolidated cash flow

in € million	2005	2004	Change in %
Continuing operations			
Cash flow from operating activities	**108.3**	93.5	15.8
Cash flow from investing activities	**-60.3**	-56.5	-6.7
Cash flow from financing activities	**-47.7**	-43.1	-10.7
Cash flow from continuing operations	**0.3**	-6.1	n.a.
Cash flow from discontinued operations	**7.1**	4.7	51.1
Cash flow total	**7.4**	-1.4	n.a.

Outlook

Refractories

Economic forecasts for 2006 point to a very inhomogeneous development in the different regions of the world. In Western Europe growth is expected to improve on 2005. It should, however, remain at a low level, while solid growth is once again forecast for the USA. Eastern Europe and Russia, in particular, as well as some countries in Central and South America are likely to benefit from the positive trends in 2005. Growth in Asia is, once again, going to be the decisive factor for the world economy and the exporting industry in 2006. The vast majority of forecasts are predicting growth rates in the high single figures for China and India, which is likely to boost investment and production growth in these countries and the Asian region as a whole.

The dynamic growth in Asian countries will continue to be a decisive factor determining capacity utilisation for the commodity industries important to refractories. Availability and cost development of important resources are crucial aspects in the economic situation of RHI's customers. It is increasingly relevant to the steel industry, RHI's largest group of customers, to what extent and at which speed China modernises its capacities, India and Brazil expand their production and which steel quality will thus enter the world market.

The persistent consolidation in the steel, cement, glass and non-ferrous metals industries, which is currently accelerating, has a very important and positive impact on the market potential for RHI Refractories. Globally operating customers, whom RHI has supplied with individual key account concepts for many years, need globally operating refractories partners with the corresponding logistics at their disposal. RHI Refractories can guarantee optimum supply, both in technical and economical terms, with maximum security. RHI will consistently continue to develop key account concepts for global players in all its customer industries. As a generalist supplier able to deliver worldwide RHI is very well positioned. The course is set for a high-margin and cash-flow-oriented future of RHI Refractories worldwide.

Competition for market share and growth potential continues unabated. In China overcapacities in refractories are growing. In addition to industrial cycles, in particular in the steel industry, and monetary parity, continued consolidation and modernisation in the customer industries play a significant role in commercial success worldwide. RHI expects an overall positive market environment in 2006. Incoming orders at the beginning of 2006 exceed the level of the previous year. RHI aims to reach a two-digit EBIT margin again based on a successful implementation of price increases to cover further increases in costs.

Insulating

Following the conclusion of the contract to sell Heraklith on 13 January, 2006, approval proceedings have been initiated with several antitrust authorities. In addition, the buyers started the financial due diligence procedures based on Heraklith's financial statements in March 2006. Provided the antitrust authorities give their approval, the closing of the transaction is expected in the first half of 2006. It may, however, be delayed further. Until that time, the Heraklith Group will be consolidated in the RHI Group as discontinued operations. The buyer has been paying market interest on the purchase price since 1 March, 2006. The buyer is entitled to the commercial result 2006.

Heraklith's business development and incoming orders are satisfactory at the beginning of 2006, although the construction industry has been adversely affected by the long hard winter and heavy snow in Western and Eastern Europe. Heraklith expects a slightly better business climate in Western Europe and a good market development in Eastern Europe and Russia. The complete integration of the companies acquired in Slovenia, Eurovek and Termo, will have a positive impact in 2006. The objective is to take advantage of the good opportunities in Russia and other markets in Central and Eastern Europe and to further improve the Heraklith Group's earnings power continuously.

Group

Forecasts for the RHI Group results in 2006 are positive overall, provided the world economy is not subject to renewed recessionary or exchange rate pressures. The Heraklith transaction is expected to result in a book profit of some € 60 million; the proceeds from the sale in the amount of € 230 million on a debt-free basis will be used to further reduce financial liabilities significantly.

RHI will continue to fulfil its capital restructuring objectives in the coming year and will continue to spur on the group's positive development with targeted investments.

US Chapter 11 Proceedings

Positive progress made

The Chapter 11 proceedings of the US refractories firms NARCO, Harbison-Walker, AP Green and GIT, which were deconsolidated at 31 December, 2001, are ongoing. These firms are no longer considered subsidiaries of RHI, as RHI AG no longer exercises control over them due to the Chapter 11 proceedings initiated by US companies at the beginning of 2002.

RHI AG and several RHI affiliates entered into settlement agreements on 9 April, 2004 with the previous US owners, Honeywell and Halliburton / DII, and with the companies that are operating under Chapter 11 of the US Bankruptcy Code themselves in order to finally clarify unresolved issues, earlier contractual agreements as well as mutual claims and claims of third parties.

The agreements regulate RHI's relinquishment of operating receivables from the US companies prior to the Chapter 11 proceedings and the relinquishment of all shares in the US companies in the course of the completion of the Chapter 11 proceedings. As RHI wrote down all accounts receivable and carrying values of related investments in the financial statements 2001, these agreements will not adversely affect RHI's results.
A condition to the settlement agreement is a US$ 40 million payment by Honeywell to RHI Refractories Holding under a prior contract related to NARCO's Chapter 11 proceedings.

In January 2005, RHI AG and its affiliates became beneficiaries with legal security of the channelling injunctions of the DII reorganisation plan. This was approved by the competent court in the course of the Chapter 11 proceedings which DII filed for in late 2003. With the completion of the DII proceedings in January 2005, all present and future asbestos and silica-based claims against the former RHI subsidiary Harbison-Walker were finally transferred with legal security to the DII trust funds. DII fulfilled its contractual obligations to RHI at 24 January, 2005 with a payment of US$ 10.0 million.
A substantial part of the claims against former RHI affiliates in the USA have therefore finally been settled.

On 15 September, 2005, the companies operating under Chapter 11 submitted changed plans of reorganisation to the court, which fully included the agreements from 2004. The plans, which have been amended several times since, were sent out for approval on 10 February, 2006, along with a document explaining them. The final period for objection against the plans ends on 12 May, 2006. The subsequent hearing is currently scheduled for June 2006.

After NARCO submitted an amended reorganisation plan to the court, which was also accepted by Honeywell, Honeywell paid US$ 20 million to RHI in December 2005 as contractually agreed. In 2002, Honeywell had committed to pay a total of US$ 100 million once certain conditions relating to the NARCO's Chapter 11 proceedings were met. The remaining US$ 40 million become due when NARCO's Chapter 11 proceedings are also completed successfully.

If the court gives its final approval to all reorganisation plans, RHI AG and its companies will receive full legal security with respect to all remaining claims against the US companies operating under Chapter 11. In addition, RHI AG and its companies will become beneficiaries of the channelling injunctions based on the plans of reorganisation. All existing and future asbestos-related claims against the deconsolidated US companies would then be completed with full legal security. Amongst other things, the settlement agreements of 2004 provide that the reorganisation plans enter into effect as soon as Honeywell pays the remaining US$ 40 million to RHI. A positive completion of the proceedings in the summer of 2006 is possible, but still uncertain due to possible objections against the reorganisation plans.

US Senate debates FAIR Act

The US Senate is continuing to debate the FAIR (Fairness in Asbestos Injuries Resolution) Act, which requires the mandatory legal transferral of present and future asbestos claims to a national fund. The FAIR Act would set up a national trust fund amounting to about US$ 140 billion, which would be used to compensate asbestos-related plaintiffs. In a vote relating to only the procedures of discussing the bill taken on 7 February, 2006, the Senate voted 98 to 1 in favour of a vote on the bill. To enable a further debate in the US Senate a minimum of 60 votes is required, which is currently still uncertain.

Possible effects of a FAIR Act on the ongoing Chapter 11 proceedings cannot yet be determined.

Employees

One of the pillars of the RHI Group is its multicultural network of experts and managers who develop optimal solutions for RHI's customers and ensure business success. As a result of the continuous international development of RHI's divisions, refractories and insulating, the number of employees continued to increase in 2005.

Due to production extensions in China and strengthening sales in many other regions of the world, refractories employed over 6,200 people at the end of 2005, 200 more than in the previous year.

In the insulating division the number of employees rose by more than 500 to 2,200 due to the acquisition of the Slovenian companies Eurovek and Termo.

The RHI Group's global presence is reflected in the international structure of its staff. The annual average headcount in RHI's fully consolidated companies in 2005 was 8,603 (previous year: 7,807), broken down by region as follows: 60% in Western Europe, 17% in Eastern Europe, 7% in Asia/Pacific, 7% in Central and South America, 5% in North America and 4% in Africa. At the end of 2005, 2,331 RHI employees worked at Austrian locations.

Employee stock ownership plan

Participation in the employee stock ownership plan "4 plus 1" was extended to all fully consolidated companies of RHI AG in 2005. This plan grants employees worldwide the option to receive bonus stock worth € 1,460 in total against RHI stock they have purchased to a total € 5,840 per annum. At year-end 2005, 1,163 employees of the group held RHI shares.

Personnel development to secure business success

In 2005, RHI developed a new basis for personnel development activities in order to ensure successful growth worldwide. Special attention is placed on the international orientation of the new training programmes for executives and the new generation of managers.

Excerpt from RHI AG's corporate policies

- >> We expect and promote performance and commitment. These are fundamental elements of our human resources policy.
- >> We view the protection of staff and the environment as key corporate duties and as part of our corporate social responsibility towards our staff, employees, neighbours, customers and investors.
- >> Responsible behaviour towards our staff is therefore paramount to us, and we in turn encourage our staff to take responsibility for their own actions.
- >> We motivate our staff by providing information and training on issues of safety, health, quality and environmental awareness.

RHI key personnel figures

	2005 pro forma	2004 reported	Change in %
Revenue in € million	**1,451.5**	1,297.3	11.9
Staff costs in € million	**355.8**	329.2	8.1
Average annual number of employees	**8,603**	7,807	10.2
Number of employees at 31.12.	**8,564**	7,774	10.2
Staff costs in % of revenue	**24.5**	25.4	-2.5
Staff costs per employee in € 1,000	**41.4**	42.2	-1.9

Breakdown of RHI employees by region



- 60 % Western Europe
- 17 % Eastern Europe
- 7 % Asia/Pacific
- 7 % Central/South America
- 5 % North America
- 4 % Africa

RHI Share

RHI in the ATX of the Vienna Stock Exchange

RHI AG has been listed on the Vienna Stock Exchange since 1987, and has been a member of the Austrian Traded Index, ATX, since 1991. RHI is also a member of the PRIME MARKET of the Vienna Stock Exchange, which, since 2002, has included companies that have committed themselves to compliance with strict criteria governing transparency, quality and disclosure.

This, together with RHI's commitment in 2003 to uphold the Austrian Corporate Governance Code, ensures that internationally recognised financial market criteria can be fully met in the interests of investors and the capital market.

RHI share price 04/2001–03/2006


EUR
Units (double count)
28.00
24.00
20.00
16.00
12.00
8.00
4.00
0.00
2,800,000
2,400,000
2,000,000
1,600,000
1,200,000
800,000
400,000
0
Share price
Volume traded
Apr 01
Jul 01
Oct 01
Dec 01
Apr 02
Jul 02
Sep 02
Dec 02
Mar 03
Jun 03
Sep 03
Dec 03
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05
Jun 05
Sep 05
Dec 05
Mar 06

Investor Relations

The level of interest shown by institutional investors increased significantly in 2005. The number of international road shows, which RHI staged in cooperation with the Vienna Stock Exchange, Austrian and German banks, increased substantially. Discussions were held with over 100 institutional investors in New York, London, Edinburgh, Paris, Brussels, Zurich, Geneva, Milan, Frankfurt am Main and at investor conferences.

The positive echo from these conferences was reflected in a significant rise in the liquidity of the RHI share. Stock exchange turnover rose by around 148% to 56.0 million shares, and the market value trebled to € 1,333 million, which was also due to the positive share price development.

Share price

After a decline in the share price in 2001 following RHI's financial crisis, the RHI share hit a low of € 4.35 in January 2002. Following a successful restructuring of capital and a clear turnaround, the RHI share recovered and consequently doubled to € 15.10 by the end of 2003.

A clear strategic reorientation, success in the strategic development of the Heraklith Group, progress in the Chapter 11 proceedings in the USA, a positive outlook on the group's future development and transparent financial communications have since been the basis for improvements in the RHI share price. The share price hit a high of € 26.50 in 2005 and closed at € 22.80 on the Vienna Stock Exchange on 29 December, 2005, up 2.2% on the previous year.

The RHI share price has thus reached its level prior to the crisis in 2001. Various assessments by analysts have indicated that the share price is still attractive. In this context it is important that institutional investors with medium to long-term interests have increasingly entered into discussions with RHI as the successes of capital and portfolio restructuring have become ever more visible.

At the beginning of 2006, RHI completed its concentration on its core refractories business with the successful sale of Heraklith. New financial scope has been created, which is to be used for profitable growth worldwide and brightens the prospects for the value of the new RHI and its share price.

RHI convertible bonds

At the extraordinary general meeting on 15 February, 2002, RHI AG's Board of Management gained approval for capital increases as part of the capital restructuring programme to secure its capital structure long-term, enabling it to issue two subordinated convertible bonds of tranche A and B.

In April 2002, RHI AG's Board of Management decided to use this authorisation to issue tranche A with a total nominal value of € 72.36 million, maturity up to and including 31 December, 2009. Conversion will not be possible until 1 January, 2007.

Furthermore, tranche B was issued with an identical nominal value of € 72.36 million, split into 1,809 convertible bonds with a nominal value of € 40,000, also maturing on 31 December, 2009. Tranche B can be converted since 1 January, 2003 at the beginning of each quarter and also until 31 December, 2009.

At 1 April, 2006 1,215 of the 1,809 convertible bonds of tranche B had been converted into 6,685,500 new RHI shares. The current number of RHI shares is 26,602,539 at 1 April, 2006. The complete conversion of all bonds would result in a total of 39.84 million shares of RHI AG.

RHI Share: Key figures

in €	2005	2004	Change in %
Share price at year-end [1]	**22.80**	22.30	2.2
High [1]	**26.50**	22.94	15.5
Low [1]	**21.75**	15.55	39.9
Average [1]	**23.66**	18.28	29.4
Number of shares (in million units)	**25.94**	21.86	18.7
Stock exchange turnover (in million units)	**55.99**	22.57	148.1
Stock exchange turnover (in € million)	**1,333**	419	218.1
Market capitalisation (in € million) [2]	**591**	488	21.1

1) closing price at Vienna Stock Exchange
2) at year-end

Information on RHI

The investor relations department of RHI AG is available to answer queries from all shareholders and capital market participants relating to the share and the company. The most important information and financial reports are also available on the Internet at www.rhi-ag.com.

Shareholder hotline:	+43/1/50213-6123
Shareholder fax:	+43/1/50213-6130
e-mail:	rhi@rhi-ag.com
Internet:	www.rhi-ag.com
Reuters:	RHIV.VI
Bloomberg:	RHI

Dividend payout

New shares from the conversion of RHI convertible bonds A and B are eligible for dividends from the beginning of the business year in which the conversion is declared.

No dividend will be proposed at the Annual General Meeting on 1 June, 2006 as the RHI Group's equity capital is still negative. If the 2006 result meets RHI's expectations, RHI plans to resume a dividend payout in the year 2007 for the business year 2006.

Shareholder structure



- ■ < 90% free float
- ■ > 5% Dr. Wilhelm Winterstein, Germany
- □ > 5% AvW Management Beteiligungs AG, Austria

ISIN

RHI Share:
AT0000676903
Convertible bond tranche A:
AT0000443049
Convertible bond tranche B:
AT0000443056

Capital market key dates 2006

25 April, 2006: Result 2005
4 May, 2006: 1st quarter result 2006
1 June, 2006: Annual General Meeting
26 July, 2006: Half-year result 2006
25 October, 2006: 3rd quarter result 2006

Corporate Governance

Since 1 October, 2002, the Austrian Code of Corporate Governance has given Austrian companies a framework for the management and supervision of a company. With effect from January 2006, the Code has been revised and essential items have been developed further.

The Corporate Governance Code advocates a system of management and supervision of companies aimed at achieving accountability and creating long-term, sustainable value. This is intended to provide a company's stakeholders with a high degree of transparency and to serve as an important guide for international investors.

The Code is based on Austrian stock corporation law, stock exchange and capital market regulations, important EU recommendations, and its principles follow the OECD's guidelines for Corporate Governance.

RHI supports the Code's objectives to strengthen the confidence of domestic and foreign investors in the Austrian capital market by providing more transparency and uniform standards. In addition, RHI advocates the statutory provisions to prevent insider trading and has implemented the Securities Issuer Compliance Regulation, which entered into effect on 1 April, 2002 and was revised at 2 May, 2005, in the company.

RHI's Boards meet regularly to discuss the Corporate Governance Code as amended. The Code's regulations and recommendations are met to a very great extent by RHI. RHI ensures transparency as required by Figure 60 of the Code by adding a statement to the annual report and by publishing it on the company's website.

The Austrian Code of Corporate Governance is available on the Internet at www.corporate-governance.at.

Report of RHI AG of March 21, 2006 on the Austrian Code of Corporate Governance

RHI respects the Austrian Code of Corporate Governance and undertakes to comply with the provisions documented therein. The Code comprises the following rule categories:

1. Legal Requirement (L):
The rule refers to mandatory legal requirements.

2. Comply or Explain (C):
This rule is to be followed; any deviation must be explained and the reasons stated in order to be in compliance with the Code.

3. Recommendation (R):
The nature of this rule is a recommendation; non-compliance with this rule requires neither disclosure nor explanation.

Information to be disclosed in accordance with the Austrian Corporate Governance Code:

Figure 30 Corporate Governance Code (Comply or Explain):
Information regarding the principles of remuneration of the Board of Management

- >> **Principles for granting performance-linked payments to the Board of Management and performance criteria:** The variable portion is linked to the targets of EBIT and cash flow from results.
- >> **Relationship of fixed to performance-linked components of total compensation:**
  Up to 50% of total compensation is variable.
- >> **Principles of the company retirement plan:**
  Principle of deferred compensation, no defined benefit plan.
- >> **Principles of eligibility and claims in the event of termination of the function:**
  No claims beyond the Board of Management contract.

Figure 39 Corporate Governance Code (Comply or Explain):
Appointment to committees (capital representatives)

Auditing committee:
Auditor G. Peskes (finance expert)
M. Gröller

Nomination committee:
M. Gröller
Auditor G. Peskes

Compensation committee:
M. Gröller
Auditor G. Peskes

Figure 51 Corporate Governance Code (Comply or Explain):
Remuneration of the Supervisory Board

In accordance with § 15 of the articles of association of RHI AG, the Supervisory Board members receive remuneration payable at the end of a financial year, the amount of which is determined by the Annual General Meeting. The distribution of the remuneration determined by the AGM is effected in such a way that the Chairman of the Supervisory Board receives the 2.5-fold amount of an ordinary Supervisory Board member, and the Deputy Chairman of the Supervisory Board receives the 1.75-fold amount, on a pro-rata-temporis basis.

Figures 53, 54 + 58 Corporate Governance Codex (Comply or Explain):
Independent Supervisory Board members, period in office

Independent RHI AG Supervisory Board members in accordance with the criteria established by the Supervisory Board, to be found on the company's website (www.rhi-ag.com) are:

	First appointment	End of period in office
M. Gröller, Chairman	15 February, 2002	Annual General Meeting 2007
G. Peskes, Deputy Chairman	1 July, 1999	Annual General Meeting 2009
G.K. Gregor	15 February, 2002	Annual General Meeting 2007
Dr. C. Grupp	4 July, 2002	Annual General Meeting 2007
DDr. E. Schaschl	27 May, 1999	Annual General Meeting 2009
S. Prinz Wittgenstein	17 May, 2001	Annual General Meeting 2006

None of the above Supervisory Board members holds more than 10% of the shares of RHI AG or represents the interests of such a shareholder.

Figure 58 Corporate Governance Code (Comply or Explain):
Disclosure of other supervisory board mandates for other listed companies

This information is available on the company's website (www.rhi-ag.com).

RHI deviates from the recommendations of the Corporate Governance Code in the following point:

Figure 31 Corporate Governance Codex (Recommendation):
Wording of the Code: The compensation of the Management Board is to be reported separately.
RHI's comment: The decision to publish personal remuneration lies with each individual member of the Board of Management, remuneration is therefore not published in the annual report.

RHI AG
The Board of Management

RHI Refractories

RHI's refractories division is the global market and technology leader with an optimised worldwide production and sales network of more than 100 locations on four continents. Customers in over 180 countries from the key industries iron, steel, non-ferrous metals, cement, lime, glass, chemicals, energy and environmental technology have trusted in RHI's competence in ceramic refractory products for more than 100 years. RHI Refractories has extremely well established brands, products and system solutions and will continue to expand its presence and market position in attractive emerging markets worldwide.

Refractories division

in € million in accordance with IFRS	**2005**	2004	Change in %
Revenue	**1,185.1**	1,102.6	7.5
EBITDA	**158.6**	164.3	-3.5
EBIT	**117.8**	123.2	-4.4
Employees	**6,225**	5,936	4.9




Hochfilzen/A
Radenthein/A
Breitenau/A
Veitsch/A
Trieben/A
Duisburg/D
Niederdollendorf/D
Mainzlar/D
Marktredwitz/D
Urmitz/D
Aken/D
Clydebank/GB
Evergem/B
Soufflenheim/F
Lugones/E
San Vito/I
Marone/I
Eskisehir/TR
Tugela/ZA
Bayuquan/CN
Dalian/CN
Zibo City/CN
Bécancour/CDN
Burlington/CDN
Tlalnepantla/MEX
Ramos Arizpe/MEX
Lota/RCH
Santiago/RCH

1 RH-plant for circulating degassing in the steel industry (steel treatment)
2 Combustion area of an annular shaft kiln for producing lime
3 Regenerator (heat exchanger) of a glass melting tank
4 Kivcet kiln for the production of lead and zinc
5 Secondary reformer in synthesis gas process (production of hydrogen from natural gas)
o Production sites

Market Environment

World economy dependent on Asia

The global framework conditions for the refractories industry were to a large extent determined by the development in Asia in 2005. The market and pricing trends of raw materials and energy also had an impact on refractories business worldwide. Although the industries and markets relevant to RHI benefited from the strong growth in Asia, in particular in the key countries China and India, the expansion and modernisation of local capacities became increasingly tangible. Increased steel output in China caused a reduction in imports, some qualities were even exported. This was one of the reasons why the steel industry experienced a weak price and sales volume development in some months of 2005.

Growing customer industries

Steel manufacturers in Europe and North America cut production in the third quarter of 2005 by up to 10% on the previous year in order to reduce the high inventory levels. Capacity utilisation rose again in late 2005; overall, crude steel output amounted to 1.1 billion tonnes, up 6% on 2004, with China accounting for 350 million tonnes (+25%) or over 30%. India boosted production by 17% to 38 million tonnes, while it fell by -4% to 32 million tonnes in Brazil. North America and Western Europe produced less steel. Worldwide output in RHI's client industries cement and lime, non-ferrous metals, glass, energy and chemicals increased by up to 5%, though varying regionally. Good growth was generated in Asia, the Near and Middle East as well as Eastern Europe, Central and South America.

RHI Refractories: Revenue by region



- 40 % Western Europe
- 14 % North America
- 12 % Central/South America
- 12 % Africa, Near/Middle East
- 11 % Asia/Pacific
- 11 % Eastern Europe

RHI Refractories: Revenue by business unit



- 62 % Steel
- 13 % Cement & Lime
- 9 % Non-ferrous metals
- 9 % Glass
- 4 % Environment, energy, chemicals
- 3 % Raw materials

Dynamic changes in sight

The outlook for the steel industry, at 62% RHI's most important customer segment, remains good. Industry studies forecast world steel output to reach almost 2 billion tonnes by 2015, which corresponds to an annual growth of 5%. Three significant trends will continue consistently:

- >> Europe and North America will further specialise its production.
- >> Asia, in particular China and India, Brazil and the CIS countries will expand their capacity as they need to catch up in terms of infrastructure and consumption and due to local competitive advantages in raw materials and energy.
- >> The consolidation of the steel industry will accelerate as takeovers and takeover bids in 2005 and early 2006 have clearly shown.

The shifting of capacity towards new markets and consolidation towards global players will also affect other RHI customer industries.

Competition will become fiercer in the refractories industry. Chinese suppliers are increasingly trying to develop established markets without, however, being able to offer integrated refractories concepts. As clients operating worldwide and at top technology level require technologically adequate refractories partners, suppliers who operate only in certain segments and without a global key account management will not meet the quality and logistic conditions necessary to gain market share.
RHI will take advantage of the dynamic development in its customer industries in order to further extend its position as global market and technology leader.

Highlights

Raw materials as strategic assets

The development of RHI Refractories has traditionally been based on the availability of self-produced raw materials. The roots lie in the magnesite of the Austrian Alps, where RHI has operated its own mines for over 125 years. In 2005, RHI produced more than 1.1 million tonnes of magnesite and dolomite, of which 600,000 tonnes were mined in Austria and nearly 300,000 tonnes in Turkey and Italy respectively. These deposits have proven reserves for more than 20 years. The raw materials are processed at RHI's own plants in multi-stage processes in sintering and melting kilns to become high-grade raw materials. The plants in Europe are largely supplied with sintered and fused products in optimum quality from group-owned sources. Backward integration amounts to 50% worldwide today. Important investments were driven through in 2005, for instance a new mining process at Breitenau mine (A) to optimise extraction and the cost of mining raw magnesite.

As RHI Refractories increased capacity of the refractories works outside Europe substantially, activities to boost self-produced raw materials were also intensified in 2005. RHI aims to raise backward integration to well above 50% to be more independent regarding quality and costs. In March 2006, RHI signed a contract with a Chinese partner regarding the establishment of a joint venture to produce top-quality magnesia, in which RHI will hold an 80% share. By the end of 2007, RHI will be able to cover more than 50% of the Chinese plants' raw material requirements from its own resources. Only few competitors have the know-how and the experience to use such potential for their own strategy.

Boosting RHI's presence in Asia

Since 1996, RHI Refractories has been operating a production site in the Liaoning province in China, whose annual capacity has since been increased to 100,000 tonnes. In 2004, RHI opened a second plant in this province, in Dalian. At this plant, capacity is also extended from 40,000 tonnes to 100,000 tonnes. Furthermore, a new plant for isostatic products will also be added. In 2005, RHI established a joint venture with its Chinese partner Zibo GT Industrial Ceramics Co. Ltd.. The new company Shandong RHI New Materials Co. Ltd. produces fused cast alumina-zirconia-silicate bricks in the Shandong province. Zibo is China's leading refractories company for glass and also a cooperation partner of Asahi Glass Ceramics.

In 2006 RHI operates 28 structurally well established production sites in Europe, Turkey, Canada, South Africa, Mexico, Chile and China, each individually geared to certain technologies, customer industries and regions. More than 10% of capacity is now located in China, of which more than two thirds are still used for customers outside China as the domestic market environment is hardly consolidated and highly competitive. RHI exports to Asian emerging markets such as India, Thailand and Vietnam and increasingly also to the Middle East and the USA. China has thus become a strategically important production site in the RHI network.

In China, RHI supplies customers of the steel, cement, glass, non-ferrous metals and chemicals industries. Due to the market potential in the world's largest steel market, RHI has set up a separate Business Unit Steel China to be able to penetrate the market more intensively.

Investments at a high level again

Good factors of production due to the proximity to major magnesite deposits in China and the growing market environment in Asia have made the region increasingly attractive for RHI. In 2005 RHI's capital expenditure once again focussed on extending production in China; another € 15 million was invested. Other important projects in 2005 included:

- >> Introduction of the RHI ERP system SAP in China, Chile and Mexico.
- >> Completion of the structural project in Niederdollendorf (D) with repair of tunnel kiln and refurbishment of presses.
- >> Completion of structural project in San Vito (I), high zirconia and alumina fused products added to production.
- >> Rationalisation of the magnesia carbon line in Duisburg (D) for presses, mixers, moulds and robots.
- >> General overhaul of the tunnel kiln and renovation of a press in Bécancour (CAN).
- >> Continuation of the project "New mining method in area 5/6" and establishment of a sintering mill at Breitenau (A).
- >> Start of the project "automation of setting" and purchase of a new drilling unit in Radenthein (A).

Including the extensions in China, RHI invested a total of € 60 million in the development of its plants. Important structural measures have now been completed for the time being. Following three years of high-level investments in new refractories capacity, RHI will now concentrate on raw-material and market-oriented investment and acquisitions, and consistently use strategically and economically attractive opportunities in growth regions.

Business Units



Steel

The global steel market was once again characterised by increasing demand for steel in China in 2005. Due to large investments in local steel capacities, Chinese imports declined significantly. In **Europe** the historic highs in steel output were surpassed once again in the 25 EU countries in the first half of the year. In the second half, however, suppliers cut production by up to 10% to reduce inventory levels and to stabilise prices. The East European reform states, the CIS, the Near and Middle East and Africa recorded persisting steel growth due to high domestic demand. Soaring raw material and energy costs made further price increases necessary. Imports from China and Turkey caused more intense competition in Europe. RHI defended its strong market position in the EU and extended it in other regions. Further improvements in sales volume, revenue and contributions to earnings were achieved through individual customer benefits based on innovative package solutions, new, application-oriented machines and improved services.

The fortunes of the steel industry in **Central and South America** were boosted by demand from China at the beginning of the year. Overall, however, production declined slightly in 2005, especially in Brazil, due to the growing output in Asia and high inventory levels despite good demand in the domestic markets. The region's political and economic stability and the creditworthiness of its steel customers, and thus the environment for RHI, continued to improve. The currency situation continued to settle in the countries important to RHI; revaluations against the dollar had adverse effects on RHI and its customers. In this environment RHI still raised sales volume, revenue and contributions to earnings significantly.

In 2005 the **Asia/Pacific** region, with its key markets China and India, was once again the focus of global developments in the steel industry. China produced 24% more crude steel. While the potential for high-grade refractories solutions in China is high in the long term, the market is currently characterised by overcapacities and immense pressure on prices. RHI continues to focus on high-quality concepts for a small number of steel customers. Only further consolidation and investments to improve quality in this industry will allow the company to gain major market share. In India, steel production also grew 16% in an economically favourable environment; RHI made good progress here and in other emerging markets. In 2005 sales volume, revenue and, due to cost factors, also earnings fell short of the result of the previous year in the Asia/Pacific region.

Steel output in **Canada/USA** in 2005 was below the high level of the previous year. Production was cut by 4% in Canada and by 6% in the USA due to high stock levels. As consolidation progressed, the most important transaction, also for RHI, was the takeover of International Steel Group by Mittal Steel. Consequently, RHI in cooperation with ANH Refractories, won a contract as most important refractories partner for ISG and began to supply all ISG plants in mid-2005. Supported by this new business, sales volume and revenue rose significantly in 2005; earnings also improved on the previous year.



Cement & Lime

The Western European **cement industry** suffered from weak demand in Germany and from rising costs in 2005. In this environment, demand for refractories declined while competition was intensified at the same time by new suppliers from outside Europe. Due to its leading edge in technology RHI managed to defend its market share in Europe and recorded slight increases in the East and South European countries. The successful acquisition of new plants in the Middle East increased RHI's market share in this region. After an excellent year in 2004, business continued to develop very well in Central and South America in 2005. In Mexico and Venezuela cement production was high. In addition, RHI won new customers in the Dominican Republic. In Southeast Asia increased durability led to a decline in sales volume. However, RHI benefited from the persisting strong demand in China and a positive development in India.

The weakness of the Western European **lime industry,** a key market for RHI, was overcome in 2005. The industry recorded significant growth. Project business in Central and South America continued to improve in 2005 compared to the high level of the previous year. Project business in Eastern Europe also experienced good growth.

Overall, the cement and lime business fared very well in 2005; contributions to revenue and earnings rose over-proportionally on the previous year.



Non-ferrous-metals

The market for **non-ferrous metals** was characterised by historic price records, which were primarily due to persisting strong demand from China. Copper in particular was affected by bottlenecks in supply because of very low stock levels. Non-ferrous metals producers accounted for this development by utilising all their available kiln capacity and repairs were postponed again where possible. As a result of some capacity extensions, major project business developed substantially better for RHI in 2005 than in the previous year. RHI managed to extend its excellent position in its regular supply business in 2005, winning important new supply contracts.

RHI's technology leadership, together with the consistently high quality of RHI's refractory products, its global presence and the expansion of the production sites in China in particular are the cornerstones of this success. RHI offers the global players in the non-ferrous metals industries, whose consolidation has significantly increased through takeovers, all advantages of a renowned and globally operating supplier. Complete key account concepts with the ability to deliver high quality worldwide have gained importance in competition.

Despite a slight decline in sales volume revenue rose in 2005. Earnings fell short of the prior year's figures due to higher raw material and energy costs as well as negative exchange rate effects.



Glass

The investment level in the **glass** industry in 2005 was relatively low after the boost in investments in the flat glass segment in Asia, particularly in China, in the previous year. In the container glass industry consolidation proceeded in Europe; globally operating glass groups are increasingly investing in emerging markets in Eastern Europe. In the special glass segment, which is important for RHI, the market for flat screens developed faster than expected, with positive effects on investments in thin glass tanks. Growth in this market is expected to clearly exceed 10% per annum in the future.

RHI strengthened its product portfolio for the special glass industry and its presence in Asia in 2005. Building on its cooperation with Asahi Glass Ceramics, started in 2003, RHI set up a joint venture with Zibo Gongtao Ceramics. The common new plant Shandong RHI New Materials in China produces fused cast alumina-zirconia-silicate bricks for glass customers in Asia's emerging markets. In San Vito, Italy, high-grade products on the basis of HZFC and aluminium oxide were added to the product portfolio. These products are required to make LCD and plasma flat screens. RHI aims to achieve a significant position for highly refractory products for the growing special glass industry.

While sales volume remained at a comparable level, revenue from glass customers worldwide rose in 2005. Earnings were good again but below the level of the previous year.



Environment, energy, chemicals

The positive trends in the **environment, energy and chemicals** sectors continued in 2005. Growing energy demand, higher environmental standards and increased use of alternative fuels have continuously led to increased requirements placed on refractory materials. Growing demand is to be expected in this segment in the future. RHI already generated a positive increase in the power plant segment in 2005.

Investment activities in the chemical & petrochemical sectors in the Middle East, North America and Africa continue unabated. In view of high oil and gas prices, new technologies are now being promoted. RHI won contracts relating to plants for oil sand processing in Canada and for synthetic fuels made of natural gas. In the refinery sector a service unit has been working successfully in Canada; in Austria a complete refinery review was performed for the first time from a refractories point of view. RHI doubled its revenue in this sector as compared to the previous year by introducing new products and services. As modernisation proceeds, requirements placed on plant availability and thus on refractory materials in the chemicals & petrochemical industries in China are rising continuously. This has enabled RHI to gain market share in local competition for the first time in 2005 and opens up high market potential for high-grade refractory solutions.

Despite lower sales volume, revenue rose significantly in 2005. Earnings remained at the level of the previous year.

Results and Outlook

Focus on prices and cost in 2005

RHI Refractories sales volume, at 1.67 million tonnes worldwide in 2005, was slightly above the level of the previous year. Apart from a temporary decline in demand by the steel industry in the second half of the year, this was primarily due to RHI's objective to raise prices by the level of raw material and energy cost increases. As a result of this pricing policy, RHI did not accept business that would have led to unacceptable margins. Local competitors capitalised on this situation and initially did without price increases. Due to cost developments, however, they had to follow suit in the second half of the year.

RHI Refractories regained business, revenue and order development since the end of 2005 have confirmed RHI's consistent pricing policy. This policy was inevitable as clear upward trends can be observed for raw materials and energy, which account for over 50% of refractories cost in the value added. Raw material prices for fused and sintered magnesia have increased by more than 30% since 2000, oil prices have doubled in the last few years with the corresponding impact on gas prices, which are relevant to RHI. Energy prices exceeded RHI's expectations considerably in 2005 as the hurricanes in the Caribbean and political influences had an adverse effects on the markets.

Although RHI Refractories is more independent than many competitors due to its own raw material deposits, the company was unable to avoid the negative effects of higher energy prices in 2005. Raw material and energy costs will continue to rise in 2006, which requires further adequate price increases worldwide.

Refractories revenue up 7.5% in 2005

RHI Refractories' revenue rose to € 1,185.1 million (previous year: € 1,102.6 million) or by 7.5%. This reflects price increases and, to a lesser extent, also changes in the mix. Currency effects had little impact in 2005. Revenue is broken down by region as follows (previous year): Western Europe 40% (42%), North America 14% (13%), Central and South America 12% (11%), Africa, Near and Middle East 12% (10%), Asia/Pacific 11% (14%), and Eastern Europe 11% (10%). As in the previous year, the steel industry accounted for 62% of revenue, other customers for 38%.

The objective to promote profitable growth remains unchanged. For this reason, RHI Refractories only took on business in 2005 that would generate adequate contributions to profit and where the company was able to protect itself against customer default by means of insurance, payment guarantees, methods of payment and due to the customer's creditworthiness. Through its strict credit risk management RHI intentionally rejects business with countries or individual customers where the default risk is considered to be too high.

RHI Refractories generated EBIT of € 117.8 million in 2005 (previous year: € 123.2 million), the EBIT margin amounted to 9.9% (previous year: 11.2%). In addition to the increased raw material and energy costs in 2005, lower capacity utilisation resulting from weak demand by the steel industry in the third quarter of 2005 and major repairs at RHI's plants were responsible for the decline in EBIT. Due to the pricing policy of some competitors, RHI has not yet been able to pass on the increased energy costs to customers in all regions.

Positive outlook on 2006

RHI has laid the strategic and operative foundations for a future geared to high earnings and cash flow. Global competition for customers, growth potential and market share continues unabated as overcapacities in the refractories exist worldwide and increasingly also in China. RHI will continue to focus on high-tech market segments and providing least cost of ownership in refractories management to its customers. This means that, despite higher prices of refractory materials, a better performance is achieved through direct cost, durability, installation and down times as well as achievable product quality in the customer process. The customer is thus granted optimum supply, both in technical and economical terms, with maximum security. RHI will continue to develop key account concepts for its customer industries and strengthen its excellent position as a generalist supplier that can deliver worldwide.

Apart from industry cycles, in particular in the steel industry, and monetary parity, business success is significantly influenced by the consolidation and modernisation of the client industries worldwide. Overall, RHI expects a positive market environment for 2006. Incoming orders in early 2006 exceed the level of the previous year. RHI aims for a two-digit EBIT margin by raising prices to cover further cost increases.

Research & Development

Local product development complements central R&D: think global, act local

The Technology Centre in Leoben, Austria, with its core segments research and development (R&D), production technology, quality management and raw material procurement is one of the cornerstones in RHI Refractories' strategy of extending its position as the technology leader. R&D, in cooperation with these other core segments, is responsible for the latest developments in new materials, production technologies, the formulation of recipes and production guidelines for all production sites worldwide. Its strengths lie in focussing all relevant forces as well as in flexibility, internationality, knowledge, experience, employee training and in the systematic approach to project work.

In addition to this centralised orientation, decentralised regional product development units closely networking with the central core units are being established to accommodate RHI's positive development in Asia, North, Central and South America. In 2005, the focus was placed on the regional development in China and a regional bridgehead was established at the Dalian plant. This development is based on qualified local employees, modern infrastructure, constant contact with RHI's customers and rapid response to their needs, and a close connection with the R&D capacities of Leoben.

At the Technology Centre Leoben, further investments in R&D infrastructure were made, e.g. a pilot scale arc furnace to produce new raw materials, state-of-the-art equipment to manufacture refractory prototypes and modern practical testing methods. One of the highlights in 2005 was the commissioning of a pilot plant for the production of isostatically pressed products at the Iso Competence Centre within the Trieben plant, Austria. This facility can now test and manufacture new tailor-made special products for continuous casting in the steel industry. Customers in Austria, Germany and Italy already utilise these products.

Innovation leadership in refractories

RHI Refractories manages to extend innovation leadership by continuously coordinating R&D activities with its strategic and operative targets. This requires close observation of the development of production processes relevant to refractories in all customer segments, of the development of global competition, of changes in raw material markets, of general ceramic research and material development, of refractory binding agents and additives, and finally of the framework conditions of environmental issues and safety at work. Some focal points of R&D activities in 2005:

- >> Development of new raw materials with customised properties to reduce brittleness and corrosion of refractory products.
- >> Assessment of new deposits for raw material supply, development of new beneficiation methods.
- >> Recycling concepts for sustainable utilisation of secondary raw materials after usage in customer processes.
- >> Securing process stability when manufacturing refractory products based on modern simulation methods and the use of neuronal nets.
- >> New refractory manufacturing technology for preparation, mixing, pressing, heat-treating, firing and finishing.
- >> Optimisation of the total system product-human-machine to enhance automation and occupational safety in customer processes.
- >> Analysis of customer processes using simulation methods, increasing product development speed.
- >> Proactive development of the patent portfolio by applying for and securing intellectual property rights.

RHI Refractories is supported by the well-established cooperation with the University of Leoben and new, exclusive partnerships with European, North and South American universities and research institutes such as the Fraunhofer Gesellschaft in Germany.

R&D highlights for RHI customers

- >> Development of a platform for the production of new, non-basic products with a tailored micro- and nanoporous structure for customers in the glass, non-ferrous metals, environment, energy and chemicals industries.
- >> New binding systems to produce isostatically pressed products for continuous casting in the steel industry with better environmental compatibility.
- >> New fused products for RH-degassers in the steel industry.
- >> New non-basic shaped products with record durability for pig iron transport ladles.
- >> New materials for functional and isostatic products for purging, slide gates and continuous casting ceramics in steel ladles and tundishes.

RHI Refractories R&D is dedicated to innovation and continually improving our customers' production processes. The commitment and qualification of all RHI employees form the basis for RHI's future successes.

Sustainability

Corporate Social Responsibility

All commercial activities are inextricably linked with multi-faceted responsibilities, which nowadays are usually summarised under the term "Corporate Social Responsibility". Entrepreneurship influences many areas of society, always touching on economic, ecological and personal issues. In addition to considering those who are more or less directly affected by our actions, one has to consider indirect effects, particularly the environmental impact of production and products on stakeholders and the environment, today and tomorrow.

As this long-term perspective is considered when making decisions today, Corporate Social Responsibility equates sustainability for us. RHI has always been mindful of its responsibilities, stemming from a century-long tradition and its close links with its local roots at many locations worldwide. For RHI, sustainability means:

>> Being commercially successful while acting responsibly.
>> Making value-based decisions which consider the long-term perspective.
>> Acting fairly and in partnership.
>> Being a reliable, credible and predictable partner.

Integrated Management System

In 2001, RHI Refractories implemented an Integrated Management System (IMS) merging existing quality management, environmental protection, safety-at-work and industrial health programmes. IMS is based on the principle and corporate policy that quality, safety at work and environmental protection are central elements influencing the commercial actions of RHI Refractories. The IMS programme has been introduced at all European sites since 2004. The new plant in Dalian, China was integrated in 2005. Plans are in place to extend the programme to all locations worldwide.

The underlying concept is

>> to simplify all processes to avoid redundancies;
>> to create clear structures and responsibilities in the organisation and its processes;
>> to improve legal security;
>> to minimise potential risks for employees and the environment.

Quality management

Quality is of prime importance in production, in the provision of services and in all company processes. As the global market leader, RHI builds on its extensive knowledge of customer requirements, employee expertise and know-how, attention to quality standards and constant innovation through its own R&D activities. Production processes are constantly improved technically, as is the infrastructure in and around quality assurance.

The Ramos Arizpe and Tlalnepantla plants in Mexico were added to the locations networked in RHI's quality assurance system QLS/CAQ in 2005. All RHI Refractories locations worldwide are certified under ISO 9001:2000.

Environmental management

Always striving to minimise the direct and indirect environmental impact of our actions is one of the key objectives of RHI Refractories. Even at the early stages of product development, great attention is paid to the environmental implications of producing and using refractory materials in customer aggregates. In fact, the environmental compatibility and recyclability of products while and after being used by customers is increasingly becoming a competitive criterion.

By implementing certified environmental management systems we managed to continuously improve effectiveness when using raw materials, supplies, energy and transport. Our system, which records and evaluates environment-related data including logistics, has already accelerated key environmental improvements.

One example of RHI's successful environmental management comes from the logistics segment: in 2005, a new logistics system comprising commodity flows from, to and between four important production sites in Austria was established. This is not only a commercial success but also an important contribution to reducing transport emissions. This specifically developed round-trip system, which makes maximum use of rail and ship, has enabled RHI to avoid 20,000 shipments by lorry annually, saving 10 million litres of diesel fuel and 47,000 tonnes of CO_2.

RHI was awarded the Austrian State Price for Transport Logistics 2005 for this project, together with its cooperation partner Kühne & Nagel. The jury emphasised the successful and "consistent realisation of the supply-chain management philosophy" as well as the positive effects at the economic and ecological levels.

In 2005, RHI's new plant in Dalian, China, was the first non-European location to be certified under the environmental standard ISO 14001. Two thirds of RHI Refractories' locations and jobs are certified according to this standard.

Health and safety at work

In the past years, RHI has implemented a paradigm shift from workplace health promotion towards workplace health management. Consequently, topics regarding safety at work and the protection of health are integral parts of IMS at RHI Refractories today. The programme is oriented on the internationally recognised Luxembourg Declaration on Workplace Health Promotion. RHI's targets emphasise permanent improvement of standards far beyond legal requirements, gaugeable targets and their constant evaluation within the framework of long-term programmes:

>> to improve workplace health and safety,
>> to strengthen employees' awareness of safety and health.

In the light of demographic developments, maintaining and promoting our employees' health is not merely a social obligation but rather a commercial necessity. Therefore, humanisation and improved efficiency are equally important benchmarks for RHI's health promotion management. Humane working conditions increase effectiveness and efficiency in the interests of minimising resource consumption.

Workplace health management promotes the needs of our employees and strengthens RHI's competitiveness in the long term:

>> systematic establishment and continuous improvement of structures to enable health-promoting working conditions and processes,
>> systematic interlinking with other management systems such as quality, environment, safety at work and knowledge management,
>> training managers and technical experts in this task by integrating it into personnel development accordingly.

RHI Refractories promotes the implementation of concrete measures and projects:

>> A central health committee plans, controls and coordinates the entire health management; a steering committee supervises the implementation of the decisions and coordinates health forums.
>> The regional RHI health forums analyse operational procedures that can be stressful, dangerous, detrimental to health or performance-reducing and develop proposals for improvement.
>> RHI's annual health report contains the activities and results of each location as well as concrete measures by the health forums. This report is based on the pilot project EGIS (electronic health information system), co-developed by RHI, which supplies a large number of health-relevant data as well as analysis and early warning tools.

In December 2005, three RHI locations in Austria were granted an award for workplace health promotion.

The award is granted for three years by the Fund for a Healthy Austria and the Austrian Network for Workplace Health Promotion and confirms the health orientation of the award-winning companies.

Apprentice workshops and training

At many of its production sites, RHI trains apprentices at in-house training workshops. The company also runs a project training young people who are disadvantaged due to physical disabilities. Apart from counsellors for young people, all RHI locations also appoint representatives for disabled as well as health and safety issues, who primarily also take care of young RHI employees.

Investing in the training and further education of our employees guarantees the RHI Group experienced and highly motivated staff in the future. With its modern and active personnel marketing, RHI AG also positions itself as an attractive and international employer for qualified graduates of technical and business universities and colleges.

Sustainable facts and success stories

In 2005, about 5% of investments worldwide related to projects that have led to sustainable improvements in safety at work and environmental protection:

>> The safety of pressing plants was increased significantly at several Austrian production sites.
>> At Radenthein, Austria, the project thermal afterburning to reduce exhaust pollutants was launched in tunnel kiln 3.

- >> At the plant in San Vito, Italy, all production facilities were inspected for health and safety issues, and clear improvements achieved.
- >> At Marone, Italy, targeted investments helped reduce noise levels substantially.
- >> The renovation of the water treatment system at the Mainzlar plant in Germany reduced the effluent discharge.

RHI strives to extend its technology leadership in refractory materials, products, solutions and production processes keeping in mind its environmental responsibility and sustainability. To accomplish this, all relevant forces in research & development, the knowledge and experience of RHI's employees and the systematic approach to project work are focussed. Within the framework of the RHI's innovation management, hazardous substance assessments are made for existing products and methods as well as in the development of new products in order to prevent the use of raw materials, binding agents and methods that are detrimental to the environment as far as possible.

- >> New, less harmful binding agents for carbon-bonded shaped products in the steel industry and chrome-free products for the cement, steel and non-ferrous metals industry have been introduced successfully.
- >> In the production of raw materials, special attention is paid to increasing material efficiency and recovering all fines and by-products accumulated in the production process. Complex geostatic models are used to ensure the best possible use of deposits so only the sustainable areas are mined.
- >> The raw magnesite extracted from RHI's mines is fired in sintering processes and, following additional treatment, separated into different qualities. Fines such as causter and dusts are used in the chemicals industry as well as in the steel and construction materials industries.
- >> Continual improvements in refractory production methods facilitate constant reduction in scrap while at the same time enhancing process safety. Raw material and energy consumption are declining, which leads to cost savings as well as positive effects on material flow and the environmental balance.

In the past years, RHI has made significant contributions to reducing specific use of refractories by developing refractory products with higher durability and by helping its customers improve their processes:

- >> In the steel industry the specific use of refractory products has been halved in the last 30 years by applying new products. Consequently, the volume of waste material to be disposed of when removed from the kilns has also been reduced. Furthermore, these materials can be partially recycled in the refractories production process, which leads to lower raw material and energy consumption. In addition to the economic advantages, recycling also has ecological advantages over alternative disposal.

RHI's production site in Duisburg, Germany, for instance, has made tremendous efforts in the last 20 years to recycle refractory waste broken out of customers' kilns. Following treatment, it is reused for manufacturing. This enables the plant to not only preserve natural resources but also to reduce the amount of waste correspondingly.

In the recycling method developed by Duisburg, scrap material from converters, ladles and electric furnaces is taken back by RHI and mixed with heat storage bricks broken out of night storage heaters, is treated in a lengthy process to become basic materials for the plant's brick and mixes factory. In this, RHI cooperates with selected partners, which sort and prepare the scrap material in accordance with set quality criteria. This way, products far in excess of 20,000 tonnes are recycled annually.

As opposed to Germany, where some companies have already specialised in recycling refractory products, this market is only just taking off in Austria. Of the annual output of shaped finished products a mere 3% is returned to RHI as scrap. However, since charges now apply to the disposal of waste materials, this service has been increasingly taken advantage of by RHI's customers. At the Veitsch plant in Austria, 3,500 tonnes of used refractories are recycled into products specifically developed for this purpose.

Efficient energy use and environmentally sound production

Through process optimisation RHI has succeeded since 1991 in reducing CO_2 emissions in Austrian plants by more than the Kyoto reduction target of -13% while maintaining output levels overall. Emissions have been reduced by more than the -5% European target at all European plants.

The refractories industry is one of the energy-intensive industries. As a matter of course and with economic aspects in mind, RHI therefore strives for maximum energy efficiency by using production methods that are energy-efficient and environmentally sound at the same time. 80% of energy consumption at RHI Refractories is accounted for by fossil fuels, mainly natural gas, and 20% by electric energy. 95% of the energy used is accounted for by process-based requirements in the production of raw materials and refractories, 5% is used for hot water and heating.

In order to improve energy efficiency continuously RHI operates an established energy competence centre, which consists of experts in energy sources and specialists for the processes applied by RHI. This team of experts conducts programmes and training sessions at all production sites worldwide. The resulting findings are analysed and made available to all plants. In addition to a detailed analysis of the situation and improvement measures, special attention is placed on promoting employees' awareness of the efficient and environmentally conscious use of energy.

Close cooperation with research and development at the RHI technology centre in Leoben ensures that new evidence relating to the improvement of processes can also be utilised to reduce specific use of energy and production-based emissions. RHI's production leads its international competitors in specific energy consumption.

Heraklith

RHI's insulating division with Heraklith AG at its helm is one of the globally acting leading suppliers of insulating materials in Europe. In 2005, Heraklith extended its good market position in Central and Eastern Europe through an important acquisition and significantly increased profitability after successfully restructuring production and focussing the stone-wool and wood-wool product portfolios on high-margin segments. In early 2006, RHI sold the insulating division to a major European construction materials group, giving Heraklith the best possible opportunities to grow profitably, particularly in Eastern Europe.

Insulating division

in € million in accordance with IFRS	**2005**	2004	Change in %
Revenue	**255.4**	181.5	40.7
EBITDA	**35.7**	19.2	85.9
EBIT	**21.7**	10.1	114.9
Employees	**2,236**	1,713	30.5



Heraklith. Heradesign. Heraflax. Heralan. TERVOL NOBASIL



Ferndorf/A
Frankenmarkt/A
Simbach/Inn/D
St. Egidien/D
Bad Berka/D
Dynín/CZ
Prosenice/CZ
Slavetín/CZ
Ritsona Viotias/GR
Zalaegerszeg/H
Novi Marof/HR
Nová Baňa/SK
Skofja Loka/SLO

1 Heradesign wood-wool acoustic panels with 4-colour printing process for innovative room solutions
• *Production sites*

Highlights

Acquisition in Slovenia opens up new potential for Heraklith

Heraklith, together with its partner Eurovek d.o.o., has held participating interests in the Slovenian stone-wool producer Termo since 1997. In 2004, Heraklith signed a contract to buy a share of initially 50% in its partner Eurovek, indirectly acquiring further shares in Termo. Its shareholding in Termo rose to over 60%. Termo and Eurovek were consequently consolidated in the Heraklith Group and the RHI Group as of February 2005.

Heraklith AG and its Slovenian affiliate Global B&C d.d.o. made a public takeover bid for Termo shares in accordance with §15 of the Slovenian Takeover Act since Heraklith and Eurovek directly and indirectly already held nearly 75% in Termo. Based on the takeover bid Heraklith acquired a further 13% stake in Termo.

In July 2005, Heraklith reached a final agreement with the 50% co-owner of Eurovek regarding the complete acquisition of Eurovek effective from year-end 2005. With the complete takeover of Eurovek as of 27 December, 2005, Heraklith indirectly also acquired further shares in Termo and its affiliates Termika in Croatia and Izomat in Slovakia. Heraklith now holds a stake of over 95% in Termo.

Termo produces insulating materials made of stone-wool and is the market leader in Slovenia. Moreover, 75% of Termo's production is exported and sold internationally, especially in the technical insulation segment. With the takeover of Eurovek and Termo, which had long been a target, Heraklith finalised the strategically important restructuring of the group as a leading supplier of insulating materials made of stone-wool and stone-wool expertise in Central and Eastern Europe.

Since 2002, Heraklith's strategy of focussing on profitable markets in Western Europe as well as on exports and its expansion into Eastern Europe has proven to be successful. The acquisition of Eurovek and Termo and the related integration of Termika and Izomat in the Heraklith Group have provided extensive synergies and further market penetration in Central and Eastern Europe. Heraklith has taken important steps in expanding into these emerging markets, particularly in Russia, where Eurovek is already upgrading a number of stone-wool factories.

Knauf new owner of Heraklith

RHI signed a contract to sell Heraklith with the German Knauf Group on 13 January, 2006. The transaction will be closed following the approval of the anti-trust authorities, which is expected for the second quarter of 2006.

The takeover by Knauf opens up an opportunity for the Heraklith Group to grow profitably in Eastern Europe given the entrepreneurial framework of a very successful international group.

Heraklith: Revenue by region



- 29% Germany
- 16% Austria
- 33% Eastern Europe
- 22% Other countries

Heraklith: Revenue by product group



- 66% Stone-wool
- 22% Wood-wool building boards
- 12% Natural insulating materials/other

Results and Outlook

Difficult framework conditions in Western Europe offset by excellent growth in Eastern Europe

In 2005 the construction and insulating materials markets relevant to Heraklith showed again a very inhomogeneous picture. Germany remains Europe's largest insulating materials market. Here, another decline in demand totalling some 7% was recorded in 2005. The slump in mineral-wool insulating materials was 9%, light-weight building boards fell by over 20%. This still reflects a weak economy with declining construction activities, especially in the public sector. In Austria demand stagnated at the high level of the previous year.

The construction and insulating material markets in Central and Eastern Europe continued to experience a very positive development in 2005. Along with the good economic development construction investments grew further, with good growth rates of 5% to 10%. Demand for stone-wool products for building construction rose; especially in Slovakia, the Czech Republic, Hungary and Slovenia the insulating materials market developed well, while Poland is currently characterised by overcapacities and low prices. Russia and the Ukraine in turn experienced a very positive development, dampened only by bottlenecks in project financing. In Russia and the neighbouring markets the high level of demand was not covered by regional production, which had a positive impact on the capacity utilisation and earnings situation of the Heraklith Group.

The market development of industrial insulating materials in the technical insulation sector remained at a good level in Europe. However, competition grew increasingly fiercer in 2005.

In its business unit building construction, Heraklith recorded a slight decline in the sales volume of wood-wool building boards, stone-wool and insulating materials made of flax due to the adverse market development in Germany. In the business unit ceiling/inner walls, with the core product Heradesign®, the position as an international specialist for high-quality ceiling and inner wall solutions was successfully strengthened. Sales volume rose significantly again in Europe and the export markets. The industrial insulation segment was clearly strengthened and realised good sales volumes in 2005 as a result of the acquisition of Termo.

Revenue and EBIT increased significantly

Heraklith's revenue amounted to € 255.4 million in 2005 (previous year: € 181.5 million), a pleasant increase by 40.7%. Not taking into account the Slovenian companies Eurovek and Termo, which were consolidated in the Heraklith Group as of February 2005, the increase would have been 3.6%.

In addition to the integration of Eurovek and Termo, the main successes were the sustainable focus on emerging markets in Central and Eastern Europe and the good market success of the new wood-wool product group Heradesign® in Europe and in exports. While the core markets Germany and Austria are still very important, their contribution to revenue fell to 45% (2004: 57%), which is predominantly attributable to the initial consolidation of Eurovek and Termo. Customers in the emerging markets of Eastern Europe accounted for 33% the Heraklith Group's revenue in 2005 (2004: 25%).

EBIT of the insulating division amounted to € 21.7 million in 2005 (previous year: € 10.1 million), increasing significantly by 114.9%. Apart from the above-mentioned consolidation effects, this substantial increase in earnings was caused by profitable growth and, again, by positive cost and portfolio effects. Energy costs, which rose considerably in 2005, were successfully compensated. Without Eurovek and Termo, EBIT increased by 22.8%.

The EBIT margin improved significantly to 8.5% in 2005 (previous year: 5.5%). This figure is very positive in comparison to competitors and can be considered a success in the light of the recession in the construction sector in Western Europe. The consistent restructuring and realignment of the Heraklith Group since 2002 has brought a clear improvement in results for the fourth consecutive year.

Positive outlook

The objective for 2006 and the following years is to take proper advantage of the good opportunities, especially in Russia and to continuously improve Heraklith's earnings power.

Business development and incoming orders are satisfactory at the beginning of 2006, although the construction industry has been adversely affected by the long cold winter and heavy snow in Western and Eastern Europe. Heraklith expects the business climate in Western Europe to improve slightly on 2005, while markets are expected to develop well again in Eastern Europe and Russia.

In this environment, Heraklith expects an increase in revenue and earnings again.

RHI Consolidated Financial Statements 2005

Management Report

As in previous years, use was made of the option under § 267 (4) Austrian Commercial Code HGB and § 251 (3) HGB to summarise the management report of RHI AG together with the consolidated management report. RHI AG had no branches in the reporting period.

Economic climate

The global framework conditions for the refractories industry were to a large extent determined by the development in Asia in 2005. The market and pricing trends of raw materials and energy also had an impact on refractories business worldwide. Although the industries and markets relevant to RHI benefited from the strong growth in Asia, in particular in the key countries China and India, the expansion and modernisation of local capacities became increasingly tangible. Increased steel output in China caused a reduction in imports, some qualities were even exported. This was one of the reasons why the steel industry experienced a weak price and sales volume development in some months of 2005.

Steel manufacturers in Europe and North America cut production in the third quarter of 2005 by up to 10 percent on the previous year in order to reduce the high inventory levels. Capacity utilisation rose again in late 2005; overall, crude steel output amounted to 1.1 billion tonnes, up 6 percent on 2004, with China accounting for 350 million tonnes (+25 percent) or over 30 percent of world production. India boosted production by 17 percent to 38 million tonnes, while it fell by -4 percent to 32 million tonnes in Brazil. North America and Western Europe produced less steel. Worldwide output in RHI's client industries cement and lime, non-ferrous metals, glass, energy and chemicals increased by up to 5 percent in 2005, though varying regionally. Good growth was generated in Asia, the Near and Middle East as well as Eastern Europe, Central and South America.

In 2005, the construction and insulating materials markets relevant to Heraklith showed again a very inhomogeneous picture. Germany remains Europe's largest insulating materials market. Here, another decline in demand totalling some 7 percent was recorded in 2005. The slump in mineral-wool insulating materials was 9 percent, light-weight building boards fell by over 20 percent. This still reflects a weak economy with declining construction activities, especially in the public sector. In Austria demand stagnated at the high level of the previous year.

The construction and insulating material markets in Central and Eastern Europe continued to develop well in 2005. Along with the favourable economic development construction investments grew further, with good growth rates of 5 percent to 10 percent. Demand for stone-wool products for building construction rose; especially in Slovakia, the Czech Republic, Hungary and Slovenia the insulating materials market developed well, while Poland is currently characterised by overcapacities and low prices. Russia and the Ukraine in turn experienced a very positive development, dampened only by bottlenecks in project financing. In Russia and the neighbouring markets the high level of demand was not covered by regional production, which had a positive impact on the capacity utilisation and earnings situation of the Heraklith Group. The market development of industrial insulating materials in the technical insulation sector remained at a good level in Europe. However, competition grew increasingly fiercer in 2005.

Business development

RHI Refractories sales volume, at 1.67 million tonnes worldwide in 2005, was slightly above the level of the previous year. Apart from a temporary decline in demand by the steel industry in the second half of the year, this was primarily due to RHI's objective to raise prices by the level of raw material and energy cost increases. As a result of this pricing policy, RHI did not accept business that would have led to unacceptable margins. Local competitors capitalised on this situation and initially did without price increases. Due to cost developments, however, they had to follow suit in the second half of the year.

RHI regained business, and revenue and order development since the end of 2005 have confirmed RHI's consistent pricing policy. This policy was inevitable as clear upward trends can be observed for raw materials and energy, which account for over 50 percent of refractories cost in the value added. Raw material prices for fused and sintered magnesia have increased by more than 30 percent since 2000, oil prices have doubled in the last few years with the corresponding impact on gas prices, which are relevant to RHI. Energy prices exceeded RHI's expectations considerably in 2005 as the hurricanes in the Caribbean and political influences had adverse effects on the markets.

The historic highs in steel output were surpassed once again in the 25 EU countries in the first half of the year. In the second half, however, suppliers in Europe cut production by up to 10 percent to reduce inventory levels and to stabilise prices. The East European reform states, the CIS, the Near and Middle East and Africa recorded persisting steel growth due to high domestic demand. RHI defended its strong market position in the EU and extended it in other regions. Sales volume and revenue improved again.

The fortunes of the steel industry in Central and South America were boosted by demand from China at the beginning of the year. Overall, however, production declined slightly in 2005, especially in Brazil, due to the growing output in Asia and high inventory levels despite good demand in the domestic markets. In this environment, RHI raised both sales volume and revenue substantially.

In 2005 the Asia/Pacific region, with its key markets China and India, was once again the focus of global developments in the steel industry. China produced 24 percent more crude steel. While the potential for high-grade refractories solutions in China is high in the long term, the market is currently characterised by overcapacities and immense pressure on prices. Sales volume and revenue in the Asia/Pacific Region in 2005 fell short of the figure of the previous year.

Steel output in Canada/USA in 2005 was below the high level of the previous year. Production was cut by 4 percent in Canada and by 6 percent in the USA due to high stock levels. As consolidation progressed, the most important transaction, also for RHI, was the takeover of International Steel Group by Mittal Steel. Supported by this new business, sales volume and revenue rose significantly in 2005.

The Western European cement industry suffered from weak demand in Germany in 2005. Slight increases were recorded in the countries of Southern and Eastern Europe. Business in Central and South America was very successful again in 2005. In Southeast Asia increased durability led to a decline in sales volume. However, RHI benefited from the persisting strong demand in China and a positive development in India. The weakness of the Western European lime industry, a key market for RHI, was overcome in 2005. The industry recorded significant growth. Project business in Central and South America continued to improve in 2005; Eastern Europe also experienced good growth. The cement and lime business developed very well in 2005 and revenue increased considerably compared to the previous year.

The market for non-ferrous metals was characterised by historic price records, which were primarily due to persisting strong demand from China. As a result of some capacity extensions, major project business developed substantially better for RHI in 2005 than in the previous year. RHI managed to extend its excellent position in its regular supply business in 2005, winning important new supply contracts. Despite a slight decline in sales volume revenue rose.

The investment level in the glass industry in 2005 was relatively low after the boost in investments in the flat glass segment in Asia, particularly in China, in the previous year. RHI established a joint venture with Zibo Gongtao Ceramics in China to produce fused cast alumina-zirconia-silica bricks for glass customers in Asia's emerging markets. While sales volume remained at a comparable level, revenue from the glass industry increased.

In the environment, energy and chemicals sectors, growing energy demand, higher environmental standards and increased use of alternative fuels have continuously led to increased requirements placed on refractory materials. Investment activities in the chemical & petrochemical sectors in the Middle East, North America and Africa continue unabated. Despite lower sales volume, revenue rose significantly in 2005.

RHI Refractories' revenue rose to € 1,185.1 million (previous year: € 1,102.6 million) or by 7.5 percent. This reflects price increases and, to a lesser extent, also changes in the mix. RHI Refractories generated EBIT of € 117.8 million in 2005 (previous year: € 123.2 million), the EBIT margin amounted to 9.9 percent (previous year: 11.2 percent). In addition to the increased raw material and energy costs in 2005, lower capacity utilisation resulting from weak demand by the steel industry in the third quarter of 2005 were responsible for the decline in EBIT. Incoming orders declined in the course of the year 2005 because of lower demand by the steel industry. At the end of the year, the number of incoming orders was up again and reached a satisfactory level.

Heraklith's revenue amounted to € 255.4 million in 2005 (previous year: € 181.5 million), an increase by 40.7 percent. Not taking into account the Slovenian companies Eurovek and Termo, which were consolidated in the Heraklith Group as of February 2005, the increase would have been 3.6 percent.

EBIT of the insulating division amounted to € 21.7 million in 2005 (previous year: € 10.1 million), increasing significantly by 114.9 percent. Apart from the above-mentioned consolidation effects, this substantial increase in earnings was caused by profitable growth and, again, by positive cost and portfolio effects. The significantly higher energy costs in 2005 were successfully compensated. Without Eurovek and Termo, EBIT increased by 22.8 percent. The EBIT margin 2005 of 8.5 percent (previous year: 5.5 percent), which improved again considerably in 2005, is very positive in comparison to competitors and can be considered a success in the light of the recession in the construction sector in Western Europe. Incoming orders remained at a good level in 2005.

Revenue and earnings

The income statement 2005 shows the contributions to revenue and earnings adjusted for the deconsolidated insulating division up to the profit of continuing operations. Profit from discontinued operations is then added to facilitate comparison of the profit of the RHI Group 2005 with the figure of the previous year.

RHI's consolidated revenue rose 7.1 percent in 2005 to € 1,199.4 million (previous year: € 1,119.8 million). RHI's core business, refractories, generated revenue of € 1,185.1 million in 2005 (previous year: € 1,102.6 million), up 7.5 percent.

RHI Group: Revenue

in € million	2005	2004
Refractories	1,185.1	1,102.6
Consolidation / Other	14.3	17.2
RHI Group	1,199.4	1,119.8

RHI Group: Revenue by region

in %	2005	2004
Austria	6	6
Rest of the EU	36	38
Other Europe	9	8
North and South America	26	24
Asia/Pacific, Africa	23	24

RHI Group: Operating result (EBIT)

in € million	2005	2004
Refractories	117.8	123.2
Overhead / Other	0.0	2.3
RHI Group	117.8	125.5

EBIT (operating result) in the RHI Group amounted to € 117.8 million in 2005 (previous year: € 125.5 million). Refractories generated EBIT of € 117.8 million (previous year: € 123.2 million). EBIT from overhead/other was balanced at € 0.0 million (previous year: € 2.3 million). The costs incurred by the group's head office were offset by earnings realised through a payment of US$ 20 million effected by Honeywell in December 2005. In 2004, this item contained a payment of US$ 10 million by Halliburton/DII.

RHI Group: Income statement

in € million	2005	2004
Continuing operations		
Revenue	1,199.4	1,119.8
EBITDA	158.7	166.7
EBIT	117.8	125.5
Financial result	-25.3	-31.8
Result from associates	2.4	3.8
Profit before income taxes	94.9	97.5
Income taxes	-9.6	-4.9
Profit from continuing operations	85.3	92.6
Profit from discontinued operations	14.5	7.1
Profit for the year	99.8	99.7
Profit attributable to minority interest	-1.7	-4.7
Profit attributable to equity holders of RHI AG	98.1	95.0
Undiluted earnings per share (in €)	4.18	4.63
Diluted earnings per share (in €)	2.61	2.58

The financial result of continuing operations improved to € -25.3 million (previous year: € -31.8 million), reflecting an improvement in the interest result, interest relief resulting from the conversions of RHI convertible bonds and interest income from tax refunds in 2005. The interest on personnel provisions also included in the financial result remained almost unchanged at € -15.8 million in 2005 (previous year: € -15.6 million).

Profit before income taxes from continuing operations amounted to € 94.9 million in 2005 (previous year: € 97.5 million), down 2.7 percent. At € -9.6 million (previous year: € -4.9 million), income taxes were higher; profit after income taxes from continuing operations, at € 85.3 million (previous year: € 92.6 million), was lower in 2005 than in the previous year. Profit from the discontinued insulating operations amounted to € 14.5 million (previous year: € 7.1 million). RHI's profit comparable to the previous year came to € 99.8 million (previous year: € 99.7 million), thus remaining at a comparable level.

Profit attributable to minority interest amounted to € 1.7 million in 2005 (previous year: € 4.7 million). Profit attributable to equity holders of RHI AG thus totalled € 98.1 million (previous year: € 95.0 million). Undiluted earnings per share, based on the average of shares issued in 2005, amounted to € 4.18 (previous year: € 4.63), including all potential shares from the RHI convertible bonds the figure was € 2.61 per share (previous year: € 2.58).

Assets and financial position

RHI Group: Cash flow

in € million	2005	2004
Continuing operations		
Cash flow from operating activities	108.3	93.5
Cash flow from investing activities	-60.3	-56.5
Cash flow from financing activities	-47.7	-43.1
Cash flow from continuing operations	0.3	-6.1
Cash flow from discontinued operations	7.1	4.7
Cash flow total	7.4	-1.4

Cash flow from operating activities in continuing operations amounted to € 108.3 million in 2005 (previous year: € 93.5 million). Cash flow from investing activities amounted to € -60.3 million (previous year: € -56.5 million). Free cash flow in the continuing business, at € 48.0 million, exceeded the value of the previous year by 30 percent; free cash flow in discontinued business rose significantly as well to € 12.5 million. Overall, RHI's free cash flow in 2005 totalled € 60.5 million, which was used to repay liabilities to banks. Financial liabilities were reduced to € 257.6 million at 31 December, 2005 (previous year: € 290.3 million). Including cash and cash equivalents of € 21.2 million (previous year: € 30.7 million), net financial liabilities were reduced to € 236.4 million (previous year: € 259.6 million).

Capital structure of the RHI Group

In 2005, changes were made to the capital structure in comparison to the previous year. As RHI's Boards had already presented a decision to sell the Heraklith Group in 2005, the insulating division is shown as discontinued operations in RHI's consolidated financial statements 2005 in accordance with IFRS 5. This is explained in detail in the section "Accounting principles, general" in the consolidated financial statements.

In the consolidated balance sheet the Heraklith Group is shown as an item on the assets and the liabilities sides respectively, while the financial relations between RHI AG and Heraklith are only shown as RHI accounts receivable from Insulating. This causes a balance sheet extension until the closing of the Heraklith transaction and the final deconsolidation of the Heraklith Group. Beyond this measure, changes in the consolidated group and foreign currency translation did not have a material impact on the capital structure of the RHI Group at 31 December, 2005.

At 31 December, 2005 the RHI Group has negative equity amounting to € -181.1 million (31 December, 2004: € -310.5 million). This negative equity was first recorded in the 2001 financial statements and resulted from the deconsolidation of all US refractories companies. These companies are no longer considered subsidiaries of RHI AG, as RHI AG no longer exercises control over them due to the Chapter 11 proceedings.

RHI managed to avert insolvency measures at the beginning of 2002 through a comprehensive capital restructuring concept, based on a positive going-concern forecast. RHI negotiated a long-term, sustainable concept with its financing banks. The measures agreed with the banking consortium ensure the long-term solvency of the RHI Group. One element of the capital restructuring was the conversion of € 400.0 million of bank liabilities into subordinated liabilities to financial institutions that are interest-free and not redeemable until the end of 2006. A further element was the issue of subordinated convertible bonds amounting to a nominal of € 144.72 million in total. The consolidated balance sheet at 31 December, 2005 thus has subordinated liabilities amounting to € 496.5 million (31 December, 2004: € 520.9 million).

The long-term core elements of the capital restructuring secure the liquidity of the RHI Group, enabling the group to optimise and extend its core refractories business, to implement a corporate policy geared towards cash flow and to build up equity capital in the long term. At 31 December, 2005, the RHI Group had a revolving credit facility amounting to € 382.2 million in total (31 December, 2004: € 367.2 million).

Research & Development

The Technology Centre in Leoben, Austria, with its core segments research and development (R&D), production technology, quality management and raw material procurement is one of the cornerstones in RHI Refractories' strategy of extending its position as the technology leader. R&D, in cooperation with these other core segments, is responsible for the latest developments in raw materials, new materials, production technologies, the formulation of recipes and production guidelines for all production sites worldwide. In addition to this centralised orientation, decentralised regional product development units closely networking with the central core units are being established to accommodate RHI's positive development in Asia, North, Central and South America. In 2005, the focus was placed on the regional development in China and a regional bridgehead was established at the Dalian plant. This development is based on qualified local employees, modern infrastructure, constant contact with RHI's customers and rapid response to their needs, and a close connection with the R&D capacities of Leoben.

At the Technology Centre Leoben, further investments in R&D infrastructure were made, e.g. a pilot scale arc furnace to produce new raw materials, state-of-the-art equipment to manufacture refractory prototypes and modern practical testing methods. One of the highlights in 2005 was the commissioning of a pilot plant for the production of isostatically pressed products at the Iso Competence Centre within the Trieben plant, Austria. This facility can now test and manufacture new tailor-made special products for continuous casting in the steel industry. Customers in Austria, Germany and Italy already utilise these products.

The focal points of R&D activities in 2005 included the development of new raw materials with customised properties to reduce brittleness and corrosion of refractory products, the assessment of new deposits for raw material supply, the development of new beneficiation methods, recycling concepts for sustainable utilisation of secondary raw materials after usage in customer processes, securing process stability when manufacturing refractory products based on modern simulation methods and the use of neuronal nets, new refractory manufacturing technologies for preparation, mixing, pressing, heat-treating, firing and finishing in refractories production, the optimisation of automation and occupational safety in customer processes, analyses of customer processes using simulation methods, as well as the development of the patent portfolio by applying for and securing intellectual property rights. RHI Refractories is supported by the well-established cooperation with the University of Leoben and new, exclusive partnerships with European, North and South American universities and research institutes such as the Fraunhofer Gesellschaft in Germany.

RHI Refractories also introduced important new solutions for its customers in 2005, including a platform for the production of new, non-basic products with a tailored micro- and nanoporous structure for customers in the glass, non-ferrous metals, environment, energy and chemicals industries, new binding systems to produce isostatically pressed products for continuous casting in the steel industry with better environmental compatibility, new fused products for degassers in the steel industry, new non-basic shaped products with record durability for pig iron transport ladles and new materials for functional and isostatic products for purging, slide gates and continuous casting ceramics in steel ladles and tundishes.

Employees and environmental conservation

One of the pillars of the RHI Group is its multicultural network of experts and managers who develop optimal solutions for RHI's customers and ensure business success. Due to production extensions in China and strengthening sales in many other regions of the world, refractories (continuing operations) employed an annual average of 6,367 people in 2005 (2004: 6,094). In the discontinued insulating division the number of employees rose by more than 500 to an annual average of 2,236 in 2005 (2004: 1,713) due to the acquisition of the Slovenian companies Eurovek and Termo. The RHI Group's global presence is reflected in the international structure of its staff. The annual average headcount in RHI's fully consolidated companies in 2005 was 8,603 (previous year: 7,807), broken down by region as follows: 60 percent in Western Europe, 17 percent in Eastern Europe, 7 percent in Asia/Pacific, 7 percent in Central and South America, 5 percent in North America and 4 percent in Africa.

RHI key personnel figures

(comparable to 2004)	2005 pro forma	2004 reported
Revenue in € million	1,451.5	1,297.3
Staff costs in € million	355.8	329.2
Average annual number of employees	8,603	7,807
Number of employees at 31 December	8,564	7,774
Staff costs in % of sales revenue	24.5	25.4
Staff costs per employee in € 1,000	41.4	42.2

In 2005, RHI developed a completely new basis for personnel development activities in the continuing refractories operations. Special attention is placed on the international orientation of the new training programmes for executives and the new generation of managers. At many of its production sites, RHI trains apprentices at in-house training workshops. The company also runs special projects training young people who are disadvantaged due to physical disabilities. Apart from counsellors for young people, all RHI locations also appoint representatives for disabled as well as health and safety issues, who primarily also take care of young RHI employees.

Participation in the employee stock ownership plan "4 plus 1" was extended to all fully consolidated companies of RHI AG in 2005. This plan grants employees worldwide the option to receive bonus stock worth € 1,460 in total against RHI stock they have purchased to a total € 5,840 per annum. At year-end 2005, 1,163 employees of the group held RHI shares.

In 2001, RHI Refractories implemented an Integrated Management System (IMS) merging existing quality management, environmental protection, safety-at-work and industrial health programmes. IMS is based on the principle and corporate policy that quality, safety at work and environmental protection are central elements influencing the commercial actions of RHI Refractories. The IMS programme has been introduced at all European sites since 2004. The new plant in Dalian, China was integrated in 2005. Plans are in place to extend the programme to all locations worldwide.

In the past years, RHI Refractories has implemented a paradigm shift from workplace health promotion towards workplace health management. The topics of safety at work and health protection are oriented on the internationally recognised Luxembourg Declaration on Workplace Health Promotion. Permanent improvements in standards far beyond legal requirements, measurable targets and their constant evaluation within the framework of long-term programmes are particularly important in RHI's plan to improve workplace health and safety and to strengthen employees' awareness of safety and health. Humanisation and improved efficiency are equally important benchmarks for RHI's health promotion management.

In December 2005, three RHI locations in Austria were granted an award for workplace health promotion. The award is granted for three years by the Fund for a Healthy Austria and the Austrian Network for Workplace Health Promotion and confirms the health orientation of the award-winning companies.

Always striving to minimise direct and indirect environmental impact is one of the key objectives of RHI Refractories. Even at the early stages of product development, great attention is paid to the environmental implications of producing and using refractory materials in customer aggregates. In fact, the environmental compatibility and recyclability of products while and after being used by customers is increasingly becoming a competitive criterion. By implementing certified environmental management systems we managed to continuously improve effectiveness when using raw materials, supplies, energy and transport. Our system, which records and evaluates environment-related data including logistics, has already accelerated key environmental improvements. In 2005, RHI's new plant in Dalian, China, was the first non-European location to be certified under the environmental standard ISO 14001. Two thirds of RHI Refractories' locations and jobs are certified according to this standard.

In 2005, a new logistics system comprising all commodity flows from, to and between four important production sites in Austria was established. This is not only a commercial success but also an important contribution to reducing transport emissions. This specifically developed round-trip system, which makes maximum use of rail and ship, has enabled RHI to avoid 20,000 shipments by lorry annually, saving 10 million litres of diesel fuel and 47,000 tonnes of CO_2. RHI was awarded the Austrian State Price for Transport Logistics 2005 for this project, together with its cooperation partner Kühne & Nagel.

Through process optimisation RHI has succeeded since 1991 in reducing CO_2 emissions in Austrian plants by more than the Kyoto reduction target of -13 percent while maintaining output levels overall. Emissions have been reduced by more than the -5 percent European target at all European plants.

The refractories industry is one of the energy-intensive industries. As a matter of course and with economic aspects in mind, RHI strives for maximum energy efficiency by using production methods that are energy-efficient and environmentally sound at the same time. 80 percent of energy consumption at RHI Refractories is accounted for by fossil fuels, mainly natural gas, and 20 percent by electric energy. 95 percent of the energy used is accounted for by process-based requirements in the production of raw materials and refractories, 5 percent is used for hot water and heating.

In order to improve energy efficiency continuously RHI operates an established energy competence centre, which consists of experts in energy sources and specialists for the processes applied by RHI. This team of experts conducts programmes and training sessions to increase efficiency at all production sites worldwide. The resulting findings are analysed and made available to all plants. In addition to a detailed analysis of the situation and improvement measures, special attention is placed on promoting employees' awareness of the efficient and environmentally conscious use of energy. Close cooperation with research and development at the RHI technology centre in Leoben ensures that new evidence relating to the improvement of processes can also be utilised to reduce specific use of energy and production-based emissions. RHI's production leads its international competitors in specific energy consumption.

Revenue and earnings prospects for 2006

Economic forecasts for 2006 point to a very inhomogeneous development in the different regions of the world. In Western Europe growth is expected to improve on 2005. It should, however, remain at a low level, while solid growth is once again forecast for the USA. Eastern Europe and Russia, in particular, as well as some countries in Central and South America are likely to benefit from the positive trends in 2005. Growth in Asia is, once again, going to be the decisive factor for the world economy and the exporting industry in 2006. The vast majority of forecasts are predicting growth rates in the high single figures for China and India, which is likely to boost investment and production growth in these countries and the Asian region as a whole.

The dynamic growth in Asian countries will continue to be a decisive factor determining capacity utilisation for the commodity industries important to refractories in 2006. Availability and cost development of important resources are crucial aspects in the economic situation of RHI's customers. It is increasingly relevant to the steel industry, RHI's largest group of customers, to what extent and at which speed China modernises its capacities, India and Brazil expand their production and which steel quality will thus enter the world market.

The persistent consolidation in the steel, cement, glass and non-ferrous metals industries, which is currently accelerating, has a very important and positive impact on the market potential for RHI Refractories. Globally operating customers, whom RHI has supplied with individual key account concepts for many years, need globally operating refractories partners with the corresponding logistics at their disposal. RHI Refractories can guarantee optimum supply, both in technical and economical terms, with maximum security. RHI will consistently continue to develop key account concepts for global players in all its customer industries. As a generalist supplier able to deliver worldwide RHI is very well positioned. The course is set for a high-margin and cash-flow-oriented future of RHI Refractories worldwide.

Competition for market share and growth potential continues unabated. In China overcapacities in refractories are growing. In addition to industrial cycles, in particular in the steel industry and monetary parity, continued consolidation and modernisation in the customer industries play a significant role in commercial success worldwide. RHI expects an overall positive market environment in 2006. Incoming orders at the beginning of 2006 exceed the level of the previous year. RHI aims to reach a two-digit EBIT margin again based on a successful implementation of price increases to cover further increases in costs.

Following the conclusion of the contract to sell Heraklith on 13 January, 2006, approval proceedings have been initiated with several antitrust authorities. In addition, the buyers started the financial due diligence procedures based on Heraklith's financial statements in March 2006. Provided the antitrust authorities give their approval, the closing of the transaction is expected in the first half of 2006. It may, however, be delayed further. Until that time, the Heraklith Group will be consolidated in the RHI Group as discontinued operations. The buyer has been paying market interest on the purchase price since 1 March, 2006.

Heraklith's business development and incoming orders are satisfactory at the beginning of 2006, although the construction industry has been adversely affected by the long hard winter and heavy snow in Western and Eastern Europe. Heraklith expects a slightly better business climate in Western Europe and a good market development in Eastern Europe and Russia. The complete integration of the companies acquired in Slovenia, Eurovek and Termo, will have a positive impact in 2006. The objective is to take advantage of the good opportunities in Russia and other markets in Central and Eastern Europe and to further improve the Heraklith Group's earnings power continuously.

Forecasts for the RHI Group results in 2006 are positive overall, provided the world economy is not subject to renewed recessionary or exchange rate pressures. The Heraklith transaction is expected to result in a book profit of some € 60 million; the proceeds from the sale in the amount of € 230 million on a debt-free basis will be used to further reduce financial liabilities significantly. RHI will continue to fulfil its capital restructuring objectives in the coming year and will continue to spur on the group's positive development with targeted investments.

Risk management

The RHI Group is exposed to a wide variety of risks in conducting business activities around the world. In addition to the risks inherent to ordinary operating activities, particularly market, cost and investment risks, as well as the risk of price changes, the Group is also exposed to various financial risks. These include credit, liquidity, foreign exchange and interest risks, which, like operating risks, may affect the group's cash flow.

RHI has a central risk management system used throughout the group to limit these risks. In addition to identifying, analysing and assessing risks, decisions are made on the use of financial instruments to manage of these risks, and the monitoring of these financial instruments by Group management.

Credit risk is the risk that one contractual party will not discharge its financial obligations resulting in a financial loss for the other party. Credit and default risks are constantly monitored; provisions are set up and valuation allowances made for occurring and identifiable risks. Existing insurance coverage, guarantees and letters of credit are taken into consideration when assessing overall risk. Due to the variety of business partners and customer industries, default risk is not concentrated on one group or sector.

Liquidity risk is the risk of having to raise sufficient funds required to settle liabilities within the stipulated time period. The group's financing policy is based on long-term financial planning and is controlled and monitored centrally at RHI. Based on cash flow planning, the liquidity of all RHI Group companies is secured contractually at all times by an adequate amount of unused, committed credit lines available at short notice.

Foreign exchange risk is the risk arising from fluctuations in the value of financial instruments, other balance sheet items (e.g. receivables and payables) and/or cash flow due to exchange rate fluctuations. This risk exists in particular where business transactions are made or could arise in the normal course of business in a currency other than the company's local currency ("foreign currency"). The RHI Group is largely in a position to hedge its receivables and payables in foreign currencies naturally due to the balanced international structure of its operations. Receivables in foreign currencies such as the US dollar are hedged by payables with comparable terms in the same currency. The majority of invoicing and all procurement, for example, raw materials, supplies, and energy in euros and foreign currencies are the responsibility of a special department, due to the centralised nature of the RHI Group's operations. This ensures transparency regarding the main exchange rate risks from operations worldwide. The RHI Group's financial liabilities on which interest has to be paid at the balance sheet date are mainly in euros, which significantly reduces the foreign exchange risk.

Interest rate risk is the risk arising from the change in the value of financial instruments, other balance sheet items and/or interest-related cash flows due to fluctuations in market interest rates. The RHI Group finances itself with financial liabilities on which interest is payable and with subordinated convertible bonds. About 30 percent of liabilities are fixed-interest, and 70 percent variable-interest financial instruments. Furthermore, subordinated financial liabilities amounting to € 400.0 million exist, on which no interest will be charged until the end of 2006. At the balance sheet date, interest rate risk is not hedged with derivative financial instruments due to the balanced financing structure of the group, secured long-term.

Derivative financial products are assessed and concluded centrally by RHI as part of its central financial risk management policy. Embedded derivatives exist where the economic characteristics and the risks of the embedded derivative financial instruments are not closely related to the economic characteristics of the host contract; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the hybrid financial instrument would be measured at fair value with changes in fair value not taken through profit or loss. The cases where such derivative financial instruments are used in the RHI Group are for outstanding orders and receivables in third currencies.

Events after the balance sheet date

Details of events after the balance sheet date can be found in the notes.

Vienna, 21 March, 2006

The Board of Management

Dr. Helmut Draxler
m.p.

Dr. Andreas Meier
m.p.

Dr. Eduard Zehetner
m.p.

RHI Consolidated Balance Sheet 2005

in € million	Notes	31.12.2005	%	31.12.2004	%
ASSETS					
Non-current assets					
Property, plant and equipment	(1)	396.6	26.7	469.6	37.4
Goodwill	(2)	13.9	0.9	17.4	1.4
Other intangible assets	(3)	14.5	1.0	9.7	0.8
Shares in associates	(4)	13.9	0.9	39.1	3.1
Financial assets	(5)	42.0	2.8	55.0	4.4
Non-current receivables	(6)	2.3	0.2	8.9	0.7
Deferred tax assets	(7)	57.0	3.9	52.7	4.2
		540.2	**36.4**	**652.4**	**52.0**
Current assets					
Inventories	(8)	237.3	16.0	250.1	19.9
Trade and other current receivables	(9)	421.7	28.4	300.7	24.1
Current portion of non-current receivables	(6)	0.9	0.1	2.4	0.2
Income tax receivables		4.1	0.3	14.8	1.2
Securities and shares		3.1	0.2	2.9	0.2
Cash and cash equivalents	(10)	21.2	1.4	30.7	2.4
		688.3	46.4	601.6	48.0
Assets classified as held for sale	(11)	255.7	17.2	-	-
		944.0	**63.6**	**601.6**	**48.0**
		1,484.2	**100.0**	**1,254.0**	**100.0**

in € million	Notes	31.12.2005	%	31.12.2004	%
EQUITY AND LIABILITIES					
Equity attributable to equity holders of RHI AG					
Share capital	(12)	189.5	12.8	159.8	12.7
Group reserves	(12)	-392.5	-26.5	-506.5	-40.4
		-203.0	**-13.7**	**-346.7**	**-27.7**
Minority interest	(12)	**21.9**	**1.5**	**36.2**	**2.9**
		-181.1	**-12.2**	**-310.5**	**-24.8**
Non-current liabilities					
Subordinated liabilities to financial institutions	(13)	400.0	27.0	400.0	31.9
Subordinated convertible bond	(14)	96.5	6.5	120.9	9.6
Subordinated liabilities		496.5	33.5	520.9	41.5
Other non-current financial liabilities	(15)	197.9	13.2	246.3	19.6
Deferred tax liabilities	(7)	12.0	0.8	16.5	1.3
Personnel provisions	(16)	281.8	19.0	315.0	25.2
Other non-current provisions	(17)	2.5	0.2	2.5	0.2
Other non-current liabilities	(18)	23.6	1.6	44.5	3.6
		517.8	34.8	624.8	49.9
		1,014.3	**68.3**	**1,145.7**	**91.4**
Current liabilities					
Trade and other current payables	(18)	271.5	18.3	284.7	22.7
Current financial payables	(15)	59.7	4.0	44.0	3.5
Income tax payables		25.4	1.7	24.1	1.9
Current provisions	(17)	72.5	4.9	66.0	5.3
		429.1	28.9	418.8	33.4
Liabilities classified as held for sale	(11)	221.9	15.0	-	-
		651.0	**43.9**	**418.8**	**33.4**
		1,484.2	**100.0**	**1,254.0**	**100.0**

RHI Consolidated Income Statement 2005

in € million	Notes	2005	%	2004[1]	%
Continuing operations					
Revenue	(21)	1,199.4	100.0	1,119.8	100.0
Special direct distribution costs	(22)	-98.2	-8.2	-86.0	-7.7
Cost of sales	(23)	-861.5	-71.8	-778.1	-69.5
Gross profit		**239.7**	**20.0**	**255.7**	**22.8**
Distribution costs	(24)	-59.5	-5.0	-59.4	-5.3
Administrative expenses	(25)	-89.8	-7.5	-91.4	-8.1
Other income	(26)	31.2	2.6	28.3	2.5
Other expenses	(27)	-3.8	-0.3	-7.7	-0.7
Operating result		**117.8**	**9.8**	**125.5**	**11.2**
Financial result	(30)	-25.3	-2.1	-31.8	-2.8
Result from associates		2.4	0.2	3.8	0.3
Profit before income taxes		**94.9**	**7.9**	**97.5**	**8.7**
Income taxes	(31)	-9.6	-0.8	-4.9	-0.4
Profit for the year from continuing operations		**85.3**	**7.1**	**92.6**	**8.3**
Discontinued operations					
Profit for the year from discontinued operations	(11)	14.5		7.1	
Profit for the year		**99.8**		**99.7**	
Profit attributable to					
equity holders of RHI AG		98.1	98.3	95.0	95.3
minority interest		1.7	1.7	4.7	4.7
		99.8	100.0	99.7	100.0
in €					
Continuing operations					
Undiluted earnings per share	(36)	3.57		4.43	
Diluted earnings per share[2]	(36)	2.25		2.47	
Discontinued operations					
Undiluted earnings per share		0.61		0.20	
Diluted earnings per share[2]		0.36		0.11	

1) The reference period 2004 was adjusted.

2) Diluted earnings per share assume a conversion of the convertible bonds issued by 2009 at the latest.

RHI Consolidated Statement of Changes in Equity 2005

in € million	Notes	Share capital	Group reserves	**Equity attributable to equity holders of RHI AG**	**Minority interest**	**Total equity**
31.12.2004		159.8	-506.5	**-346.7**	**36.2**	**-310.5**
Currency translation differences			24.1	**24.1**	**0.5**	**24.6**
Valuation gains recognised directly in equity			0.9	**0.9**		**0.9**
Other changes (net of tax)			-8.5	**-8.5**	**-15.5**	**-24.0**
Income/expense recognised directly in equity		0.0	16.5	**16.5**	**-15.0**	**1.5**
Profit 2005			98.1	**98.1**	**1.7**	**99.8**
Total recognised income for 2005		0.0	114.6	**114.6**	**-13.3**	**101.3**
Dividend payments				**0.0**	**-1.0**	**-1.0**
Capital increase		29.7		**29.7**		**29.7**
Effects of convertible bonds			-0.6	**-0.6**		**-0.6**
31.12.2005	(12)	189.5	-392.5	**-203.0**	**21.9**	**-181.1**

in € million	Notes	Share capital	Group reserves	**Equity attributable to equity holders of RHI AG**	**Minority interest**	**Total equity**
31.12.2003		145.7	-602.0	**-456.3**	**33.6**	**-422.7**
Change in methods of accounting			0.1	**0.1**		**0.1**
31.12.2003 adjusted		145.7	-601.9	**-456.2**	**33.6**	**-422.6**
Currency translation differences			-0.2	**-0.2**	**0.1**	**-0.1**
Valuation gains recognised directly in equity			0.8	**0.8**		**0.8**
Other changes			0.3	**0.3**	**-0.1**	**0.2**
Income/expense recognised directly in equity		0.0	0.9	**0.9**	**0.0**	**0.9**
Profit 2004			95.0	**95.0**	**4.7**	**99.7**
Total recognised income for 2004		0.0	95.9	**95.9**	**4.7**	**100.6**
Dividend payments				**0.0**	**-2.1**	**-2.1**
Capital increase		14.1		**14.1**		**14.1**
Effects of convertible bonds			-0.5	**-0.5**		**-0.5**
31.12.2004	(12)	159.8	-506.5	**-346.7**	**36.2**	**-310.5**

RHI Consolidated Cash Flow Statement 2005

in € million	Notes	2005	2004[1]
Continuing operations			
Cash flow from operating activities	(32)	**108.3**	**93.5**
Investments in subsidiaries		-1.7	0.0
Investment in property, plant and equipment and in intangible assets		-66.2	-66.1
Disposal of property, plant and equipment and intangible assets		3.3	2.0
Investments in non-current receivables		-2.7	-0.7
Disposal of non-current receivables		0.4	1.1
Investments in financial assets		-3.2	-2.2
Disposal of financial assets and securities		0.9	1.6
Change in associates		0.1	3.3
Investment subsidies received		0.4	0.1
Interest received		8.1	4.3
Dividends received		0.3	0.1
Cash flow from investing activities	(33)	**-60.3**	**-56.5**
Shareholders' contributions		0.0	-4.3
Dividends to minority shareholders		-1.0	-2.1
Premium from convertible bond issue		1.1	0.6
Convertible bond issue		2.8	2.8
Change in non-current borrowings		0.4	23.9
Change in current borrowings		30.3	-16.3
Change in group financial receivables		-57.9	-22.6
Change in group financial liabilities		-0.7	-0.1
Change in other financial receivables and liabilities		-2.8	-4.1
Interest payments		-19.9	-20.9
Cash flow from financing activities	(34)	**-47.7**	**-43.1**
Cash flow from continuing operations		**0.3**	**-6.1**
Discontinued operations			
Cash flow from discontinued operations	(11)	7.1	4.7
Total cash flow		**7.4**	**-1.4**
Change in cash and cash equivalents		**7.4**	**-1.4**
Cash and cash equivalents at beginning of year		30.7	31.1
Change in cash and cash equivalents due to currency translation		1.4	1.0
Cash and cash equivalents at end of year		39.5	30.7
thereof cash and cash equivalents from continuing operations		21.2	-

1) The reference period 2004 was adjusted.

RHI Notes to the Consolidated Financial Statement 2005

The RHI Group

RHI is a global industrial group with its headquarters in Austria. Its business activities comprise the refractories and insulating divisions.

Refractories manufactures ceramic products used in high-temperature production processes exceeding 1,200° C. The refractories division supplies industries such as steel, non-ferrous metals, cement, lime, glass as well as the environment, energy and chemicals sectors.

Insulating manufactures and distributes products made of stone-wool, wood-wool building boards and natural insulating materials.

The Group's parent company is RHI AG, which has its headquarters in Austria at Wienerbergstraße 11, 1100 Vienna.

Accounting principles, general

The consolidated financial statements were drawn up pursuant to § 245 a HGB in accordance with International Financial Reporting Standards (IFRS), as applicable in the European Union (EU). The consolidated financial statements do not differ from financial statements prepared pursuant to International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The consolidated financial statements were compiled in keeping with the principle of cost, with the exception of derivative financial instruments and available-for-sale financial assets, which are measured at fair value at the balance sheet date.

The preparation of the consolidated financial statements in accordance with generally accepted accounting principles under IFRS, as applicable in the EU, requires the use of estimates and assumptions, which influence the amount and presentation of assets and liabilities in the balance sheet, disclosed contingent assets and liabilities at the balance sheet date, and incomes and expenses recorded during the reporting period. Although these estimates are made by the Board of Management to the best of their knowledge and are based on current transactions, actual values may eventually differ from the estimates.

Unless stated otherwise, all amounts in the notes and tables are given in € million. Individual as well as total figures represent the values with the smallest rounding difference. As a result, small differences to reported total amounts can arise when presented individual values are added up.

First-time adoption of financial reporting standards

In the course of the Improvement Project the IASB issued a series of amendments to existing standards and published new standards and interpretations, which have been mandatory since 1 January, 2005. These new regulations are also applicable in the EU and relate to the following areas:

IAS 2 (amended 2003) Inventories
IAS 8 (amended 2003) Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10 (amended 2003) Events after the Balance Sheet Date
IAS 16 (amended 2003) Property, Plant and Equipment
IAS 17 (amended 2003) Leases
IAS 21 (amended 2003) The Effects of Changes in Foreign Exchange Rates
IAS 24 (amended 2003) Related Party Disclosures
IAS 27 (amended 2003) Consolidated and Separate Financial Statements
IAS 28 (amended 2003) Investments in Associates
IAS 31 (amended 2003) Interests in Joint Ventures
IAS 32 (amended 2003) Financial Instruments: Disclosure and Presentation
IAS 33 (amended 2003) Earnings per Share
IAS 39 (amended 2004) Financial Instruments: Recognition and Measurement
IAS 40 (amended 2003) Investment *Property*
IFRS 2 (2004) Share-based Payment
IFRS 4 (2004) Insurance Contracts
IFRS 5 (2004) Non-current Assets Held for Sale and Discontinued Operations
SIC 12 (2004) Consolidation - Special Purpose Entities
IFRIC 2 (2004) Members' Shares in Co-operative Entities and Similar Instruments

In the following, the material changes resulting from the first-time adoption of the revised and new standards for the RHI Group in the financial year 2005 are explained:

By the incorporation of SIC 23 Property, Plant and Equipment – Major Inspection or Overhaul Costs in IAS 16 the component approach was advanced. According to this approach, an asset consists of components with different useful lives, which are replaced several times, if necessary, on a regular basis during the total useful life of the asset. Each component which accounts for a significant part of acquisition or production costs of an asset is depreciated separately. If a component is replaced, the residual carrying amount of the component is presented as a disposal and the installation of a new component as an addition. Minor maintenance and repair works on an asset are not recognised according to this method.

The revision of IAS 21 also has an effect on the accounting of goodwill. So far goodwill was translated at historic rates. Beginning with the financial year 2005, goodwill has to be stated in the functional currency of the subsidiary upon whose acquisition it arose and has to be translated into the reporting currency of the Group at the corresponding rate prevailing at the balance sheet date. Any translation differences resulting from this are treated as assets or liabilities and not taken through profit and loss until the disposal of the share, as in the case of the translation of financial statements of foreign subsidiaries.

The amendments to IAS 24 relate to the identification of related parties and additional disclosures on related parties.

IAS 28 mainly contains clarifications and requires more in-depth disclosures in the notes to the financial statements.

In March 2004, the IASB published IFRS 5. This standard stipulates that non-current assets held for sale shall be measured at the lower of their carrying amount and fair value less costs to sell. If, in the course of selling non-currents assets, current assets are also sold, they too will be measured at the lower of their carrying amount or fair value less costs to sell.

This standard also stipulates under what conditions a division has to be disclosed as discontinued operations.

IFRS 5 sets out criteria to establish that the sale of these companies is very likely. The following criteria have to be taken into account:

The Management in control must have announced its intention to sell. In addition, sales efforts to identify a buyer must have been launched. The entities intended for sale shall be offered on the market at a price which roughly corresponds to their fair values.

These entities must be saleable immediately in their current state.

It must be likely that the sale will be carried out and realised within twelve months from the time of reclassification.

As soon as the Management considers these criteria as fulfilled, the respective entities will be classified as discontinued operations.

From the time of classification as discontinued operations in the financial year 2005, non-current assets of discontinued operations are no longer depreciated/amortised systematically. The amounts of assets and liabilities disclosed in the balance sheet are stated at their carrying amount or selling price, less costs to sell, if lower.

Prior-year figures for the discontinued operations held for sale are recognised as a separate item in the income statement without any measurement adjustments.

No adjustment of prior-year figures is made in the balance sheet.

The cash flow statement of the previous year is adjusted in accordance with IFRS 5.

Based on the provisions of IFRS 5 the insulating division has been classified as discontinued operations held for sale since 1 October, 2005.

The other changes in accounting and measurement methods do not have a material impact on the Group's financial position, the results of its operations and its cash flows.

New financial reporting standards not yet adopted

The IASB issued further standards and amendments to standards and interpretations which are not yet mandatory in the financial year 2005. The following standards and interpretations had been endorsed by the EU and published in the official journal by the time these consolidated financial statements were drawn up:

IAS 1 (amended 2005) Capital Disclosures
IAS 19 (amended 2004) Actuarial Gains and Losses, Group Plans and Disclosures
IAS 39 (amended 2005) The Fair Value Option
IAS 39 (amended 2005) Cash Flow Hedge Accounting of Forecast Intragroup Transactions
IAS 39 (amended 2005) Financial Guarantee Contracts
IFRS 4 (amended 2005) Insurance Contracts
IFRS 6 (2004) Exploration for and Evaluation of Mineral Resources
IFRS 6 (amended 2005) Exploration for and Evaluation of Mineral Resources
IFRS 7 (2005) Financial Instruments: Disclosures
IFRIC 4 (2004) Determining whether an Arrangement contains a Lease

The effects of the first-time adoption on the consolidated financial statements 2006 of RHI are currently being assessed. The main changes in accounting and measurement methods for RHI are described below:

The amendment to IAS 1 Presentation of Financial Statements requires additional disclosures on capital, as for instance on the capital structure and its determination and control by the Management and on possible regulatory requirements relating to capital structure.

In December 2004 the IASB issued an amendment to IAS 19 Employee Benefits. This amendment creates an additional option which allows to immediately recognise actuarial gains and losses from post-employment benefits outside the income statement in the form of a "statement of total recognised gains and losses". The revised IAS 19 will be mandatory for all accounting periods beginning on or after 1 January, 2006.

In addition, the IASB has issued further amendments to IAS 39 which are mandatory for all accounting periods beginning on or after 1 January, 2006. These amendments relate to the option to classify financial instruments as "financial assets or liabilities at fair value through profit or loss" and to the accounting of cash flow hedges concerning the hedging of currency risks of highly probable forecast intragroup transactions. The amendments to IAS 39 in connection with IFRS 4 Financial Guarantees stipulate that obligations associated with financial guarantees have to be recognised as liabilities in the balance sheet of the liable company.

IFRS 6 regulates the accounting of expenses in connection with the exploration for and evaluation of mineral resources like minerals, oil, natural gas and similar non-regenerative resources before the technical and economic extractability of the resource can be established. IFRS 6 does not stipulate a special accounting method for exploration and evaluation expenses, but regulates the general terms for the determination of an accounting method by the company drawing up the accounts. In addition, IFRS 6 stipulates that an impairment test in accordance with IAS 36 shall be made for assets from exploration and evaluation. IFRS 6 is mandatory for all accounting periods beginning on or after 1 January, 2006.

In August 2005 the IASB issued IFRS 7. IFRS 7 requires disclosures on the materiality of financial assets and liabilities for the financial position and financial performance of the company and contains new requirements with regard to the reporting on risks associated with financial assets and liabilities. IFRS 7 will be mandatory for all accounting periods beginning on or after 1 January, 2007.

In December 2004 the IASB published IFRIC Interpretation 4. IFRIC 4 contains criteria for the identification of leasing elements in contracts which are not formally designated as leasing contracts. Contracts with elements that meet the criteria of IFRIC 4 have to be recognised as leasing contracts pursuant to the regulations of IAS 17. IFRIC 4 is mandatory for all accounting periods beginning on or after 1 January, 2006.

The first-time adoption of the other presented standards and interpretations, which are not explained in detail, is not expected to result in any material effects on the RHI Group:

IFRS 1 (amended 2005) First-time Adoption of International Financial Reporting Standards
IFRIC 5 (2004) Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
IFRIC 6 (2005) Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment

The IASB has issued additional financial reporting regulations, which, however, at the time the consolidated financial statements were drawn up, had not yet been endorsed by the EU:

IAS 21 (amended 2005) The Effects of Changes in Foreign Exchange Rates
IFRIC 7 (2005) Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
IFRIC 8 (2006) Scope of IFRS 2
IFRIC 9 (2006) Reassessment of Embedded Derivatives

The first-time adoption of this revised standard and the interpretations mentioned above is not expected to have an effect on the RHI Group.

Voluntary change of accounting and measurement methods

In 2005, the income statement of the RHI Group for the first time is presented according to the cost of sales format, in order to reconcile external reporting with internal reporting. Prior-year figures have been adjusted.

Principles of accounting and measurement

A Principles of consolidation

The balance sheet date for all financial statements included in consolidation is 31 December, 2005.

Subsidiaries

Subsidiaries are all companies whose financial and operating policies are controlled by the Group, usually accompanied by a share of more than 50 percent of the voting rights. In order to establish whether control is given, the existence and effect of potential voting rights, which are currently exercisable or convertible, are taken into account.

Capital consolidation is performed in accordance with the provisions of IFRS 3. All business combinations are accounted for by applying the purchase method. This involves offsetting the cost of the shares in the entities plus any costs directly attributable to the acquisition against the share in net assets based on the fair values of the assets assumed and liabilities incurred of these entities at the date of the acquisition or transfer of control.

Identifiable intangible assets are recognised separately and amortised systematically or, if their useful life cannot be determined, are tested at least once annually for impairment, as in the case of goodwill. The remaining goodwill is attributed to cash-generating unit(s) and is tested for impairment at this level.

Negative goodwill is recognised immediately in profit or loss in accordance with the provisions of IFRS 3.

Intragroup receivables and payables as well as expenses and income are eliminated.

Intragroup results in non-current assets and inventories are eliminated.

Deferred taxes required under IAS 12 are set up for temporary differences resulting from consolidation.

Subsidiaries are deconsolidated on the day the control over the financial and operating policies is no longer given.

Joint ventures and associates

Joint ventures are accounted for by the equity method.

Significant associates are accounted for by the equity method, if the Group holds between 20 and 50 percent of the shares and can exercise significant influence. The cost of the investments accounted for by the equity method is adjusted annually by the change in the equity of the associate attributable to the RHI Group. The principles applicable to full consolidation are used to account for differences between the initial costs of the investment and the fair values of the Group's share in the associate's equity.

B Currency translation

Functional and presentation currency

The items included in any group company are measured based on the currency corresponding to the currency of the primary economic environment in which the company operates (functional currency).

For all companies, with the exception of Magnesit Anonim Sirketi, Eskisehir, Turkey, and RHI CHILE S.A., Santiago, Chile, this is the respective national currency.

The financial statements of Magnesit Anonim Sirketi, Eskisehir, Turkey, and RHI CHILE S.A., Santiago, Chile, are denominated in euros and US dollars respectively.

The consolidated financial statements are presented in euros, the functional and presentation currency of the Group.

Foreign currency transactions and balances

In the individual financial statements of group companies foreign currency transactions are translated into the functional currency at exchange rates prevailing on the transaction date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the measurement of receivables and payables denominated in foreign currencies at the exchange rate on the balance sheet date are recognised in the income statement.

Group companies

The financial statements of foreign subsidiaries which have a functional currency different from the presentation currency of the Group are translated into euros as follows:

Assets and liabilities are translated at the mean exchange rate at the balance sheet date, income statements are translated at average rates. Translation differences resulting from this or from the currency translation of amounts carried forward from the previous year are recognised directly in equity and not taken through profit or loss. Cash flows are translated at average rates.

Goodwill arising from the acquisition of an economically independent subsidiary is attributed to the cash-generating unit on initial consolidation. Fair value adjustments arising on the acquisition of subsidiaries are treated as assets and liabilities of the subsidiaries and are translated at the closing rate on the balance sheet date.

Unrealised exchange rate differences from non-current shareholder loans are offset against the currency translation reserves and are recognised directly in equity.

The euro exchange rates of the main currencies are listed in the following table:

	Closing rate		Average rate	
	31.12.2005	31.12.2004	2005	2004
Pound sterling	0.68800	0.70600	0.68377	0.67867
Canadian dollar	1.37400	1.64500	1.50847	1.61688
Chilean peso	608.96000	752.17000	697.25750	757.27417
Croatian kuna	7.37550	7.60000	7.40094	7.48804
Mexican peso	12.58400	15.11300	13.56892	14.03717
Chinese renminbi yuan	9.55360	11.20500	10.19578	10.29591
South African rand	7.47150	7.71500	7.91081	8.00877
Slovenian tolar	239.60000	239.25000	239.82083	239.21875
Hungarian forint	252.45000	244.50000	248.03417	251.63000
US dollar	1.18470	1.36620	1.24449	1.24398

C Property, plant and equipment

Property, plant and equipment are measured at cost less scheduled depreciation. Property, plant and equipment are depreciated systematically over the expected useful life of the assets. Depreciation is made pro-rata-temporis from the month the asset is available for use, i.e. when it is at its designated location and in the operable condition intended by Management.

Property, plant and equipment also include assets of lesser importance used to generate rental or leasing income or to create long-term value which are not used in production or for administrative purposes. These assets are measured at net carrying value or production cost.

Leased property, plant and equipment classified as finance leases are recognised as assets and liabilities in accordance with IAS 17 at the lower of the fair value of the leased property or the present value of the minimum lease payments. The leased assets are depreciated systematically over the asset's expected useful life. The future lease payments are discounted and recognised as liabilities. Current payments are split into the liability and the finance charge.

All other leasing contracts are treated as operating leases and are attributed to the lessor. Rental payments are recognised as an expense.

The production cost of self-constructed assets includes attributable direct costs plus prorated capitalised production overheads. Borrowing costs for property, plant and equipment, the production or purchase of which covers a longer period of time, are not capitalised.

Expected dismantling and disposal costs at the end of the asset's useful life are capitalised as part of the cost of that asset and recorded in a provision. The criteria for recognition are that a legal or constructive obligation to third parties exists and that cost can be estimated reliably.

Scheduled depreciation is based on the following economic useful lives, which are uniform throughout the Group:

Factory buildings	15 to 30 years
Other buildings	10 to 50 years
Land improvements	8 to 50 years
Technical equipment and machinery	4 to 60 years
Other plant, furniture and fixtures	3 to 20 years

The net carrying amounts and economic useful lives are examined and, if necessary, adjusted at each balance sheet date.

Raw material deposits are depreciated using the units of production method.

Costs for day-to-day servicing for repairs and maintenance are recognised in profit or loss as incurred. If parts of fixed assets require replacement at regular intervals, the costs for replacement are recognised when they are incurred, provided that the recognition criteria under IAS 16 are met. The carrying amount of those parts that are replaced is derecognised.

Gains and losses from the disposal of fixed assets, which result as the difference between recoverable amount and carrying amount, are recognised in profit or loss.

D Goodwill

In accordance with IFRS 3, goodwill is recognised as an asset and tested for impairment at least once annually or when events or changed circumstances indicate that an impairment requirement exists.

Fully impaired goodwill is presented in the schedule of non-current assets as a disposal.

Negative goodwill is recognised immediately in profit or loss in accordance with IFRS 3.

E Other intangible assets

Research costs are expensed in the year the costs are incurred.

Development costs also represent expenses for the period. Development costs can only be capitalised if the intangible asset will generate probable future economic benefits exceeding the development costs in addition to normal costs. In addition, all the recognition criteria under IAS 38 must be met.

Costs incurred in the internal development of software are recognised as current expenses as they arise, if the costs primarily relate to maintaining existing software.

Expenses that can be directly and unequivocally attributed to individual programmes and constitute a significant extension or improvement on the original software are capitalised as production expenses and are credited to the cost of the software. These direct costs include the staff costs of the development team and appropriate prorated overheads.

Capitalised development costs are amortised systematically over their expected useful life for a maximum of ten years.

Purchased intangible assets are recognised at cost including incidental acquisition costs, less systematic amortisation over their useful lives ranging from three to ten years.

F Impairment of non-financial assets

Property, plant and equipment and intangible assets including goodwill are examined for impairment if circumstances arise that could indicate that the carrying amount is no longer recoverable. Intangible assets with indefinite useful lives are tested annually for impairment.

An asset is impaired if its recoverable amount is lower than its carrying amount. The recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use (present value of future cash flows).

If the reason for the impairment loss recognised in prior years no longer exists, the asset, with the exception of goodwill, is written up to its net carrying amount.

Impairment tests are carried out for groups of assets which can be identified as cash-generating units.

G Financial assets and liabilities

Material financial assets and liabilities consist of the financial assets presented in the balance sheet, non-current and current receivables, securities and shares, cash and cash equivalents, financial liabilities, and trade and other current payables.

Financial assets are classified at acquisition as at fair value through profit or loss, held-to-maturity or available-for-sale, provided they are not loans extended by the company or receivables. The classification is re-examined on a regular basis.

Shares in non-consolidated subsidiaries, investments and securities are all classified as available-for-sale, as they are held neither for trading nor do they have a fixed term to maturity.

They are shown under non-current assets unless intended for sale within the next twelve months.

Available-for-sale financial assets are measured at cost including any transaction costs at *acquisition*. Subsequent measurement is at fair value, with changes in fair value recognised directly in equity.

If circumstances arise that could indicate impairment, an impairment test is carried out for financial instruments. If impairment losses have been incurred, the carrying amounts of the assets are reduced accordingly through the use of an allowance account and the loss is recognised in the income statement. Assets are increased to their recoverable amount if the reasons for the impairment are no longer given.

Shares in non-consolidated subsidiaries and investments are also classified as available-for-sale financial assets, but are measured principally at cost, as there is no active market for these companies and it would be too time-consuming and difficult to estimate the fair value reliably. If the fair value is known to be lower, the carrying amount is adjusted to the fair value.

All purchases and sales of financial assets are recognised at the date of settlement.

Non-current receivables are measured at their net carrying amounts. Foreign currency receivables are measured at the exchange rate at the balance sheet date.

Non-current receivables that fall due within twelve months of the balance sheet date are shown under current assets.

H Deferred taxes

Deferred taxes are recognised for temporary differences between the tax base and the IFRS carrying amount of assets and liabilities, for unused tax losses and for consolidation transactions.

Deferred tax assets are recognised in the RHI Group to the extent that it is probable that future taxable profit including results from reversing taxable temporary differences will be available in the plan period against which the deferred tax assets can be utilised.

Deferred taxes are calculated using the national tax rates of the individual countries that have been enacted or substantively enacted (15 to 40 percent) at the balance sheet date.

Deferred tax assets and liabilities relating to the same tax authorities are netted.

Deferred tax assets are shown under non-current assets, deferred tax liabilities under non-current liabilities.

Deferred taxes are recognised for all temporary differences relating to shares in subsidiaries and associates unless the parent company is able to control the timing of the reversal of the temporary differences and it is probable that these temporary differences will not reverse in the foreseeable future.

I Inventories

Inventories are stated at the lower of cost or net realisable value at the balance sheet date.

Cost is determined using the moving average cost method.

Unfinished and finished products are measured at full production cost. Borrowing costs are not capitalised.

J Construction contracts

Construction contracts are accounted for using the percentage-of-completion method, if the criteria under IAS 11 are met. This is not used for contracts that have an immaterial impact on RHI's consolidated financial statements.

Construction costs computed using the percentage-of-completion method plus a profit mark-up according to the stage of completion are shown under receivables from construction contracts and as revenue. The stage of completion is generally measured by reference to the relation of contract costs incurred to date to expected total costs. Expected contract losses are covered by provisions, set up taking identifiable risks into consideration. Prepayments received are deducted from the receivables relating to construction contracts. Any resulting negative balance for a construction contract is recorded as a liability from construction contracts.

K Receivables

Receivables are shown at nominal value. Provisions for risk cover all identifiable credit and country risks.

Foreign currency receivables are measured at the mean exchange rate at the balance sheet date.

L Emission rights

Since 1 January, 2005 RHI has been subject to the European emission trading system. Under this system, the companies concerned receive emission rights which have to be returned to the competent authority within four months after a given calendar year according to the actual emissions of that year. If the actual emissions exceed the allocated rights per year, the missing rights have to be purchased.

Purchased rights are recognised as other assets at their acquisition cost. At the time the certificates are returned to the competent authority, the other assets are derecognised. Rights acquired free of charge are not recognised in the balance sheet.

Currently, it does not appear necessary to purchase any emission certificates.

M Cash and cash *equivalents*

Cash and cash equivalents contain cash in hand, cheques and cash at banks.

Cash and cash equivalents in foreign currencies are measured at the mean rate at the balance sheet date.

N Convertible bonds

Convertible bonds are financial instruments that consist of a debt and an equity component. The present value of the bond liability and the equity portion of the convertible bond are set at the date of issue. The present value of the bond liability is computed using a market interest rate for an equivalent, non-convertible bond. The remaining difference to the nominal value of the bond, which represents the value of the conversion option, is contained in additional paid-in capital. No deferred taxes are calculated for this difference due to the assumption that all part convertible bonds will be converted.

The convertible bond liability is stated at its net carrying amount until redemption or conversion. The interest expense of the bond is calculated on the basis of an internal interest rate of around 7.3 percent.

O Provisions

Provisions are set up when the Group has a present legal or constructive obligation to third parties as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

Non-current provisions are measured at their discounted amount at the balance sheet date if the interest effect of the discount is significant.

Personnel provisions

Provisions for pensions

For post-employment benefits, differentiation is made between defined contribution plans and defined benefit plans.

With defined contribution plans, the enterprise's obligation is limited to its contributions to a defined contribution plan. The contributions are recognised in staff costs, no provision is set up. Defined contribution plans exist in Canada, the United Kingdom and in some cases in Austria.

In the case of defined benefit plans, the company is obliged to provide benefits to active and former employees and their dependents to which it has committed, with a differentiation being made between provision-financed and fund-financed pension systems. The majority of benefits are funded through provisions in Austria and Germany. Fund-financed defined benefit plans exist in Mexico, the United Kingdom and in some cases in Austria.

In the case of a fund-financed system, the assets held in the fund are deducted from the post-employment benefit obligations calculated according to the projected unit credit method. If the fund's assets do not cover the obligations, the net obligation is recognised as a liability under provisions for pensions. Provisions for pensions are calculated using actuarial methods in accordance with IAS 19. The present value of future benefits is calculated in line with years of service, expected salary development and pension adjustments.

The pension cost to be recognised in the period includes service cost, interest cost, expected income from plan assets and expense or income from the amortisation of past costs and of actuarial gains and losses.

Actuarial assumptions are made regarding the calculation of obligations, particularly regarding the interest rate used for discounting, but also the rate of increase of salaries and pensions, and finally, the pensionable age and probabilities regarding employee turnover and take-up.

Calculation is based on local biometrics.

The present value of future benefits is calculated using an interest rate based on the average yield on government or industry bonds of the same maturity.

The rates of salary increases are based on an average of past years, which is deemed realistic for the future.

The discounts for employee turnover and the probability of benefits being claimed are based on figures for comparable prior periods.

In calculating post-employment benefits, expected retirements are based on the underlying commitments given.

Actuarial gains and losses are not taken into consideration, unless they exceed 10 percent of the obligation. The amount exceeding the corridor is charged to the income statement and recorded in the balance sheet over the average remaining service of the active staff.

Provisions for termination benefits
Provisions for termination benefits mainly relate to obligations to employees under Austrian law and to a small extent pursuant to other local legislation.

Termination benefits under Austrian law are lump-sum settlements that must be paid by the employer under labour legislation when an employee's contract is terminated by an employer, and regularly on retirement. The amount paid depends on the level of final remuneration and the number of years of service. The company therefore has direct commitments for which provisions have to be set up and measured in accordance with IAS 19 for staff joining the company before or during 2002.

The projected unit credit method is applied, taking the corridor regulation into consideration.

For employees who have joined an Austrian company since the beginning of 2003, the employer is obliged to pay a regular contribution of 1.53 percent of monthly remuneration and any additional payments into a "Mitarbeitervorsorgekasse" (statutory termination benefit scheme). The company has no obligations beyond this. The employees' entitlement to termination benefits is towards the "Mitarbeitervorsorgekasse", and current contributions to the scheme are shown in staff costs, in line with the treatment of defined contribution plans.

Other personnel provisions
Other personnel provisions include provisions for anniversary bonuses, lump-sum settlements and payments to semi-retirees.

Anniversary bonuses are one-off special payments dependent on remuneration and years of service, which have to be paid by the employer due to collective agreements or company agreements once an employee has served a certain number of uninterrupted years with a company.

Provisions for anniversary bonuses, if a legal obligation to provide them exists, are calculated in accordance with the employees' years of service using an interest rate of 4.5 percent (31.12.2004: 5.25 percent) and taking salary increases of 3.5 percent (31.12.2004: 3.5 percent) into consideration.

Provisions for lump-sum settlements and payments to semi-retirees are set up for employees if required under local labour legislation or if similar regulations for individual group companies regarding other employee benefits exist.

Provisions for warranties
Provisions for warranties are set up for individual contracts. The extent is calculated according to the amount of warranty claims expected or made.

P Liabilities
Liabilities are measured at the higher of nominal value or amount repayable in accordance with the principle of *higher of cost or market* (net carrying amount). Foreign currency liabilities are measured at the mean exchange rate at the balance sheet date.

Q Subsidies
Investment subsidies are shown as liabilities and are charged to the income statement over the useful life of the asset to which they are attributed.

This does not include subsidies granted as compensation for expenses or losses already incurred. These are immediately recognised as revenue.

R Revenue and expenses

Revenue is recognised upon delivery or when the risk passes to the customer, discounts and rebates are deducted. Revenue for construction contracts is recognised in accordance with the percentage-of-completion method, provided the conditions under IAS 11 are met.

Expenses are recognised in the income statement when the service is rendered or when the expenses are incurred.

Interest income and expenses are recognised using the effective interest method.

Income taxes are recognised in line with local regulations for each company.

S Segment reporting

The segmentation of the RHI Group into the refractories and insulating divisions is in line with its internal organisational and managerial structure and is thus the basis of primary segment reporting. The insulating division is presented as discontinued operations.

Secondary reporting is on a regional basis. Revenues are segmented by customer location and asset and investment related figures by the company's own locations.

Transfer prices between the divisions are based on market conditions.

T Financial risk management

The RHI Group is exposed to a variety of financial risks, particularly credit risk, liquidity risk, foreign exchange risk and interest rate risk.

RHI has a central risk management system used throughout the Group to limit these risks, which result from the Group's operating activities worldwide and from the financing structure of the RHI Group.

In addition to identifying, analysing and assessing financial risks, decisions are made on the use of financial instruments and on the management of these risks at the Group's headquarters. The possible use of derivative financial instruments in this context is subject to monitoring by Management.

Risk factors

Credit risk

Credit risk is the risk that one contractual party will not discharge its financial obligations resulting in a financial loss for the other party. Even if the creditworthiness of the contractual partner is first class, the risk of default inherent to the host contract is hedged as far as possible by credit insurance and bank security (guarantees, letters of credit). The creditworthiness criteria applied are stipulated in contracts with credit insurers and in internal guidelines. Credit and default risks are constantly monitored. Provisions are set up and valuation allowances made for occurring and identifiable risks.

Existing insurance coverage, guarantees and letters of credit are taken into consideration when assessing overall risk.

Default risk is not concentrated on one group or sector due to the variety of business partners and customer industries and to the Group's existing credit insurance coverage.

Liquidity risk
Liquidity risk is the risk of having to raise sufficient funds required to settle liabilities within the stipulated time period. The Group's financing policy is based on long-term financial planning and is controlled and monitored centrally at RHI.

In addition to cash flow planning, the liquidity of all RHI Group companies is secured at all times by an adequate amount of unused, committed credit lines available at short notice. These credit lines are available at least until the end of 2006.

Subordinated liabilities to financial institutions are contractually available until 2013. These liabilities will not be subordinated from 2007 onwards.

Foreign exchange risk
Foreign exchange risk is the risk arising from fluctuations in the value of financial instruments, other balance sheet items (e.g. receivables and payables) and/or cash flows due to exchange rate fluctuations. This risk exists, in particular, where business transactions are made or could arise in the normal course of business in a currency other than the company's local currency (referred to as foreign currency below).

The RHI Group is largely in a position to hedge its receivables and payables in foreign currencies naturally due to the balanced international structure of its operations. Receivables in foreign currencies such as the US dollar are hedged by payables with comparable terms in the same currency.

The majority of invoicing and all procurement, for example, of raw materials, supplies, and energy in euros and foreign currencies are coordinated by special departments, due to the centralised nature of the RHI Group's operations. This ensures transparency regarding the main exchange rate risks from operations worldwide.

Foreign exchange positions are not hedged by derivative financial instruments due to the minimal remaining net risk outstanding at the balance sheet date. Regular positive foreign exchange positions in US dollars are managed centrally by RHI and are used for regular repayments of non-current financial liabilities in US dollars.

The RHI Group's financial liabilities on which interest has to be paid at the balance sheet date are mainly in euros, which significantly reduces the foreign exchange risk.

Interest rate risk
Interest rate risk is the risk arising from the change in the value of financial instruments, other balance sheet items and/or interest-related cash flows due to fluctuations in market interest rates. The interest rate risk contains the present value risk for fixed-interest balance sheet items and the cash flow risk for variable-interest balance sheet items.

A market rate for the whole term to maturity is fixed for financial instruments with fixed interest rates. The risk is that the market rate of the financial instrument (present value of future cash flows, i.e. interest and repayment of principal, discounted at the market interest rate applicable to the remaining term to maturity at the balance sheet date) may change. The interest-related market risk will result in a loss or a profit if the fixed-interest financial instrument is sold prior to maturity. The interest rate is regularly adjusted for variable-interest financial instruments and generally follows the market rate. The risk here is that the market interest rate will fluctuate and that interest payments will change as a result.

The RHI Group finances itself with financial liabilities on which interest is payable and with subordinated convertible bonds. About 30 percent of its liabilities are fixed-interest, and 70 percent variable-interest financial instruments. Furthermore, subordinated financial liabilities amounting to € 400.0 million exist, on which no interest will be charged until the end of 2006.

At the balance sheet date, interest rate risk is not hedged with derivative financial instruments due to the balanced financing structure of the Group, secured long-term.

Derivative financial instruments

Derivative financial products are assessed and concluded centrally by RHI as part of its central financial risk management policy.

Embedded derivatives exist where the economic characteristics and risks of the embedded derivative financial instruments are not closely related to the economic characteristics and risks of the host contract; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the hybrid financial instrument is measured at fair value with changes in fair value not taken through profit or loss.

The cases where such derivative financial instruments are used in the RHI Group are for outstanding orders and trade receivables in third currencies. The host contracts are primary financial instruments measured at net carrying amounts. The derivative financial instruments are separated from each host contract, measured at fair value and recognised in other expenses/other income.

Fair values

The trade receivables, other receivables and payables, and cash and cash equivalents shown in RHI's balance sheet largely correspond to fair values due to their short term to maturity.

The fair values of financial liabilities are calculated as the present value of discounted future cash flows using market rates applicable to financial liabilities with a corresponding term to maturity and risk structure.

U Assumption and estimates

In preparing its consolidated financial statements in accordance with generally accepted accounting principles, the RHI Group has made assumptions and estimates on non-current assets, writedowns of inventories and receivables, provisions and deferred taxes. These assumptions and estimates are based on the future to a certain extent. Actual values may eventually differ from the assumptions and estimates made.

Impairment of intangible assets and property, plant and equipment

Intangible assets with definite useful lives and property, plant and equipment have to be tested for impairment, if events or altered circumstances indicate that the carrying amount of an asset is no longer recoverable. Under IAS 36 such impairment losses are determined by means of comparisons with the discounted future cash flows of the related assets. An impairment requirement is examined based on the cash flows relating to the respective cash-generating units. The expected future cash flows are determined for each cash-generating unit and discounted. A reduction in the estimated contribution to profit of 10 percent would result in an impairment requirement of € 20.3 million, whereas an increase in the underlying discount rate by 10 percent would not result in an impairment of carrying amounts.

Impairment of goodwill

The effect of an adverse change in the interest rate of plus 10 percent or in contribution to profit of minus 10 percent as estimated at 31 December, 2005 would not result in an impairment loss on goodwill recognised in the balance sheet.

Under IAS 36, if the actual interest rate is lower or the contribution to profit is higher than Management has assumed, impairment losses recognised in previous years may not be reversed.

Provisions for pensions

In the RHI Group actuarial gains and losses are recognised in the income statement taking into account the corridor rule.

The present value of the obligation depends on a number of factors, which are based on actuarial assumptions. The assumptions used in determining the expenses include the rate of salary increases and the interest rate. Any change in these assumptions has an effect on the present value of the obligation and on the actuarial gains and losses not yet allocated. The amount of actuarial gains and losses outside the corridor has to be spread and recognised in the income statement according to the average remaining service period of the beneficiary.

The rate of salary increases is calculated based on the average of past years, which is also deemed realistic for the future.

The Group determines the appropriate interest rate at the end of each year. This is the interest rate which is used in calculating the present value of expected future cash outflows for the settlement of the obligation. The calculation of the interest rate is based on the interest rate of government or industry bonds of the highest credit standing denominated in the currency in which the services have to be paid and whose term to maturity corresponds to those of the pension obligation.

Further material assumptions are based in part on market conditions. Related explanations can be found under note 16.

If the assumptions were based on an interest rate taking into account future salary increases that differs by 10 percent from the estimates made by Management, the present value of pension obligations would be by around € 17.1 million higher or by around € 19.6 million lower.

Deferred taxes

If future taxable profits within the defined plan period for accounting for deferred taxes are more than 10 percent higher or lower than the assumptions made at the balance sheet date, the net position of deferred taxes would have to be adjusted by € 3.7 million.

Changes in estimates and assumptions regarding all the other balance sheet items would not have a material impact on the Group's financial position, the results of its operations and its cash flows for the following financial year.

V Consolidated group

The consolidated financial statements – in addition to RHI AG – include 15 (31.12.2004: 15) Austrian and 70 (31.12.2004: 67) foreign subsidiaries, in which RHI AG holds either a direct or an indirect majority of voting rights, or exercises management control.

Five companies, whose operating and financial policies are significantly influenced by group companies (associates), are consolidated using the equity method.

The consolidated group has changed as follows in the reporting period:

	Full consolidation	Equity method
31.12.2004	**83**	**7**
Additions	6	1
Disposals	-3	-3
31.12.2005	**86**	**5**
thereof discontinued operations	20	1

Fully consolidated subsidiaries

Additions

In December 2004 a purchase agreement on a fifty percent share in Eurovek proizvodnja, uvoz-izvoz, d.o.o., Ljubljana, Slovenia, was concluded which provides for the complete takeover of Eurovek proizvodnja, uvoz-izvoz, d.o.o. by 2008 at the latest. With this purchase Heraklith AG, Ferndorf, Austria, indirectly acquired also additional shares in Termo d.d., Skofja Loka, Slovenia, and in its investments Termo HandelsgmbH, Munich, Germany, Termika d.o.o., Novi Marof, Croatia, and Izomat a.s., Nova Bana, Slovakia, with the latter two companies having already been fully consolidated. Heraklith AG, Ferndorf, Austria, exercised control over these companies at the end of January 2005. As a result, the acquisition date in accordance with IFRS 3 was 1 February, 2005.

Under the purchase agreement put/call options to acquire the other fifty percent share were also stipulated by the seller or the buyer, respectively.

In July 2005 an agreement was entered into with the co-proprietor of Eurovek proizvodnja, uvoz-izvoz, d.o.o., Ljubljana, Slovenia, for Heraklith AG to acquire the other fifty percent share, effective at year-end. The agreement entered into force on 27 December, 2005. All previously concluded agreements were superseded by this.

Termo d.d., Skofja Loka, Slovenia, which had been included in the consolidated financial statements according to the equity method up to and including 2004, was fully consolidated pursuant to IFRS 3 as of 1 February, 2005 based on a calculated share of 65.39 percent due to the acquisition of the share in Eurovek proizvodnja, uvoz-izvoz, d.o.o., Ljubljana, Slovenia.

Acquired net assets of Eurovek proizvodnja, uvoz-izvoz, d.o.o., Ljubljana, Slovenia, and Termo d.d., Skofja Loka, Slovenia, and goodwill at 1 February, 2005 are as follows:

in € million	
Payments on the purchase price made by the acquisition date	31.0
Costs directly attributable to acquisition	0.4
Total purchase price	**31.4**
Fair value of proportionate acquired net assets	-27.3
Goodwill	**4.1**

The following assets and liabilities were acquired as a result of the acquisition:

in € million	Fair value	Carrying amount
Property, plant and equipment	37.2	30.4
Other intangible assets	9.7	0.2
Financial assets	0.2	0.2
Deferred tax assets	0.3	0.0
Inventories	4.6	5.3
Other current assets (excluding cash and cash equivalents)	12.5	13.3
Cash and cash equivalents	11.6	11.6
Compensation of minorities	0.4	0.4
Financial liabilities	-14.7	-14.7
Deferred tax liabilities	-3.9	0.0
Personnel provisions	-0.5	0.0
Other provisions	-3.7	-3.5
Other liabilities	-22.7	-22.7
Net assets acquired	**31.0**	**20.5**

in € million	
Purchase price paid in cash in 2005	17.8
Cash and cash equivalents from acquired companies	-11.6
Investments in subsidiaries	**6.2**

In the financial year 2005, around 13.0 percent in Termo d.d., Skofja Loka, Slovenia, was acquired for a purchase price of € 6.5 million under a public takeover bid.

As of 27 December, 2005, further shares in Termo d.d., Skofja Loka, Slovenia, Izomat a.s., Nova Bana, Slovakia, and Termika d.o.o., Novi Marof, Croatia, were acquired indirectly through the additional acquisition of the other fifty percent Eurovek shares for a purchase price of € 18.5 million.

Increases in shares after gaining control over the financial and operating policies were directly recognised in equity.

These acquired companies contributed € 67.4 million to revenue and € 6.2 million to the profit of the Group for the period from 1 February, 2005 through 31 December, 2005. If the acquisition had already taken place on 1 January, 2005, the consolidated revenue would have amounted to € 1,203.6 million and the consolidated profit after income taxes to € 85.3 million.

In the financial year 2005 Heraklith CEE Holding GmbH, Fürnitz, Austria, was founded and included in the consolidated financial statements for the first time as at 31 December, 2005.

In February 2005, Didier-Werke AG, Wiesbaden, Germany, acquired all shares in MARVO Feuerungs- und Industriebau GmbH domiciled in Kerpen, Germany, which specialises in supplying industrial furnaces with refractory products. Before the takeover, Didier-Werke AG, Wiesbaden, Germany, had already held 33.33 percent of the shares. Together with the complete takeover of MARVO Feuerungs- und Industriebau GmbH, Kerpen, Germany, its subsidiary MARVO Feuerungs- und Industriebau GmbH in Siersleben, Germany, was also acquired. Approval by anti-trust authorities was given on 7 March, 2005. In order to simplify matters, the acquisition date was set at 1 March, 2005.

The two acquired companies contributed € 5.4 million to the revenue and € 0.2 million to the profit of the Group in the period from 1 March, 2005 through 31 December, 2005. If the acquisition had already taken place on 1 January, 2005, the consolidated revenue would have amounted to € 1,200.8 million and the consolidated profit after income taxes to € 85.3 million.

Acquired net assets and goodwill are as follows:

in € million	
Payments on the purchase price made by the acquisition date	2.8
Costs directly attributable to the acquisition	0.1
Total purchase price	**2.9**
Fair value of the acquired net assets	-2.7
Goodwill	**0.2**

in € million	
Purchase price paid in cash	1.6
Cash and cash equivalents of acquired companies	-0.6
Investments in subsidiaries	**1.0**

In the previous year, shares in the fully consolidated subsidiary Didier-Werke AG, Wiesbaden, Germany, were increased by around 0.02 percent. Less than € 0.1 million was spent on this. The acquired goodwill was capitalised and is tested annually for impairment.

Disposals
By merging with other companies of the consolidated group Radex Vertriebsgesellschaft m.b.H., Radenthein, Austria, and Refmex, S. de R.L. de C.V., Ramos Arizpe, Mexico, were deconsolidated.

In the financial year 2005 Oy Tulenkestävät Tiilet AB, Helsinki, Finland, was sold. The cash flow from the disposal of this subsidiary is immaterial.

Discontinued operations
The following subsidiaries of the insulating division are classified as discontinued operations under IFRS 5:

C&G Verwaltungsgesellschaft mbH, Bad Berka, Germany
Deutsche Heraklith GmbH, Simbach, Germany
Eurovek proizvodnja, uvoz-izvoz, d.o.o., Ljubljana, Slovenia
Global B&C d.o.o., Ljubljana, Slovenia
Heraklith AG, Ferndorf, Austria
Heraklith CEE Holding GmbH, Fürnitz, Austria
Heraklith Consulting & Engineering GmbH, Fürnitz, Austria
Heraklith España S.L., Gijon, Spain
Heraklith Hungaria Kft., Zalaergerszeg, Hungary
Heraklith Nederland B.V., Bussum, Netherlands
Heraklith Polska Sp.z.o.o., Sroda, Poland
Heraklith VerwaltungsgmbH, Simbach, Germany
IDEAL – Baustoffwerk Mathias Reichenberger Gesellschaft m.b.H. & Co. KG, Frankenmarkt, Austria
Izomat a.s., Nova Bana, Slovakia
Nobasil CZ spol. s.r.o., Brno, Czech Republic
Mathias Reichenberger Gesellschaft m.b.H., Frankenmarkt, Austria
Termika d.o.o., Novi Marof, Croatia
Termo d.d., Skofja Loka, Slovenia
Termo HandelsgmbH, Munich, Germany
Thüringer Dämmstoffwerke GmbH & Co KG, Bad Berka, Germany

Companies consolidated according to the equity method

Additions

In the reporting year Shandong RHI New Materials Co., Ltd., Zibo City, Shandong Province, People's Republic of China, was founded and consolidated according to the equity method. The share in the company amounts to 50 percent.

Disposals

As of 1 January, 2005 Stopinc AG, Hünenberg, Switzerland, and Magnomin S.A., Athens, Greece, previously consolidated according to the equity method, are now measured pursuant to IAS 39, since the co-shareholders no longer supported the preparation of financial statements in accordance with IFRS. The carrying amount of the shares at 1 January, 2005 was regarded as acquisition costs in the initial measurement in accordance with IAS 39.

Termo d.d., Skofja Loka, Slovenia, was fully consolidated as of February 1, 2005.

Discontinued operations

DCD Ideal spol. s.r.o., Dynin, Czech Republic, is an associate of the discontinued insulating operations. Since 1 October, 2005 it has been accounted for in accordance with the regulations of IFRS 5.

Subsidiaries not included in consolidation

Six subsidiaries were not included in consolidation as they are deemed not to be of material importance in giving a true and fair view of the Group's financial position, the results of its operations and its cash flows. The revenue of the subsidiaries concerned accounts for approx. 0.03 percent of total group revenue.

At the beginning of 2002, the lead companies of 49 former US subsidiaries of the RHI Group (particularly Harbison-Walker Refractories Co., AP Green Industries Inc. and North American Refractories Co.) filed for protection and reorganisation under Chapter 11 of the US Bankruptcy Code due to the steps taken by US Management. As of 31 December, 2001, these companies are no longer deemed subsidiaries of RHI AG, as RHI AG is no longer able to exercise control over these companies due to the Chapter 11 proceedings.

A comprehensive list of the consolidated group and the shareholdings of RHI AG can be found in Note 41.

Notes on individual balance sheet items

All disclosures on balance sheet items as at 31 December, 2005 and disclosures with regard to the income statements 2005 and 2004, unless stated otherwise, relate to continuing operations. The prior-year figures of the balance sheet also include the insulating division.

Assets

Non-current assets

The development of non-current assets is broken down into the main individual categories.

The assets of foreign companies at the beginning and end of the year are translated into euros at rates prevailing on the balance sheet date, changes during the year at average rates. Exchange rate differences resulting from different translation rates are shown separately.

The reclassification of assets relating to the discontinued insulating operations to be sold into current assets was effected as at 1 October, 2005.

(1) Property, plant and equipment

Property, plant and equipment have changed as follows:

in € million	Real estate, land and buildings	Raw material deposits	Technical equipment and machinery	Other plant and office equipment	Prepayments made and plant under construction	Total
Cost at 31.12.2004	375.8	30.4	725.7	202.8	49.0	1,383.7
Currency translation	7.7	0.0	13.8	1.9	1.8	25.2
Change in consolidated companies	20.6	0.0	12.4	1.8	5.5	40.3
Additions	4.6	0.3	16.7	7.4	39.6	68.6
Retirements and disposals	-4.1	0.0	-15.1	-9.2	-3.4	-31.8
Reclassifications	3.9	0.0	25.5	13.1	-44.2	-1.7
Reclassification of discontinued operations	-86.2	0.0	-142.9	-24.5	-8.5	-262.1
Cost at 31.12.2005	**322.3**	**30.7**	**636.1**	**193.3**	**39.8**	**1,222.2**
Accumulated depreciation at 31.12.2004	209.0	21.2	517.9	166.0	0.0	914.1
Currency translation	1.9	0.0	7.0	0.7	0.0	9.6
Change in consolidated companies	0.9	0.0	0.5	0.2	0.0	1.6
Depreciation charge	8.3	0.3	28.3	10.1	0.0	47.0
Impairment losses	0.0	0.0	0.0	0.0	0.3	0.3
Reversal of impairment losses	-0.2	0.0	-0.2	-0.3	0.0	-0.7
Retirements and disposals	-2.8	0.0	-14.0	-7.9	0.0	-24.7
Reclassifications	-0.2	0.0	-0.3	0.3	0.0	-0.2
Reclassification of discontinued operations	-31.4	0.0	-73.5	-16.2	-0.3	-121.4
Accumulated depreciation at 31.12.2005	**185.5**	**21.5**	**465.7**	**152.9**	**0.0**	**825.6**
Carrying amounts at 31.12.2005	**136.8**	**9.2**	**170.4**	**40.4**	**39.8**	**396.6**

in € million	Real estate, land and buildings	Raw material deposits	Technical equipment and machinery	Other plant and office equipment	Prepayments made and plant under construction	Total
Cost at 31.12.2003	368.5	30.2	725.2	218.1	33.1	1,375.1
Currency translation	-1.1	0.1	-0.5	0.1	-1.8	-3.2
Additions	7.7	0.1	9.8	3.4	49.8	70.8
Retirements and disposals	-3.4	0.0	-33.3	-20.3	0.0	-57.0
Reclassifications	4.1	0.0	24.5	1.5	-32.1	-2.0
Cost at 31.12.2004	**375.8**	**30.4**	**725.7**	**202.8**	**49.0**	**1,383.7**
Accumulated depreciation at 31.12.2003	202.8	20.8	517.2	180.5	0.0	921.3
Currency translation	0.0	0.0	0.1	0.2	0.0	0.3
Depreciation charge	8.3	0.4	28.4	9.0	0.0	46.1
Impairment losses	0.9	0.0	0.4	0.2	0.0	1.5
Retirements and disposals	-3.0	0.0	-32.2	-19.9	0.0	-55.1
Reclassifications	0.0	0.0	4.0	-4.0	0.0	0.0
Accumulated depreciation at 31.12.2004	**209.0**	**21.2**	**517.9**	**166.0**	**0.0**	**914.1**
Carrying amounts at 31.12.2004	**166.8**	**9.2**	**207.8**	**36.8**	**49.0**	**469.6**

In the financial year 2005 impairments of € 0.3 million (2004: € 1.5 million) were made, which were fully taken into account in cost of sales of the discontinued insulating division.

Impairments were mainly required due to obsolete buildings, plant and machinery, which were written down to their estimated fair value less cost to sell.

For the refractories division each production plant represents the smallest cash-generating unit, for the insulating division each product group. In testing for impairment the value in use is referred to and the method of discounted cash inflows taking into account the terminal value based on a growth rate of 1.5 percent and an interest rate of 6.4 percent is applied.

The impairments for the financial year are attributable to the insulating division. In the previous year, they related entirely to the refractories division.

Write-ups to property, plant and equipment of € 0.7 million (2004: € 0.0 million) are included in the item other income and result from reversals of impairments, since the respective cash-generating units again generate sufficient cash.

Assets classified as finance leases are included in property, plant and equipment and amount to € 0.4 million (31.12.2004: € 2.2 million); acquisition costs amount to € 0.8 million (31.12.2004: € 5.0 million). These are mainly other plant and office equipment.

Rents and leasing expenses for leased property, plant and equipment (operating leasing) in the amount of € 13.7 million (2004: € 12.5 million) are included in the income statement.

The market value of assets held to generate rental and leasing income or to increase value long-term that are not used in production or for administrative purposes largely correspond to their carrying amounts. This is € 2.5 million (31.12.2004: € 2.6 million) at year-end. Rental income of € 0.2 million (2004: € 0.2 million) was generated in the reporting period, matched by expenses that remain unchanged at € 0.1 million.

The marketability of real estate amounting to € 21.4 million (31.12.2004: € 28.8 million) is limited by its use as collateral.

(2) Goodwill

Goodwill developed over the business year as follows:

in € million	Goodwill
Cost at 31.12.2004	17.4
Change in consolidated companies	4.4
Reclassification of discontinued operations	-7.9
Cost at 31.12.2005	**13.9**
Carrying amounts at 31.12.2005	**13.9**

in € million	Goodwill	Negative goodwill	Total
Cost at 31.12.2003	21.3	-0.3	21.0
Early adoption of IFRS 3	-3.9	0.3	-3.6
Cost at 31.12.2004	**17.4**	**0.0**	**17.4**
Accumulated amortisation at 31.12.2003	3.9	-0.2	3.7
Early adoption of IFRS 3	-3.9	0.2	-3.7
Accumulated amortisation at 31.12.2004	**0.0**	**0.0**	**0.0**
Carrying amounts at 31.12.2004	**17.4**	**0.0**	**17.4**

Goodwill recognised at 31 December, 2005 is allocated entirely to refractories.

The carrying amount at 31 December, 2004 contains goodwill amounting to € 3.7 million, attributable to the insulating division.

(3) Other intangible assets

Other intangible assets developed as follows:

in € million	Internally generated intangible assets	Other intangible assets	Total
Cost at 31.12.2004	1.7	38.3	40.0
Currency translation	0.0	1.1	1.1
Change in consolidated companies	0.0	9.8	9.8
Additions	4.6	3.3	7.9
Retirements and disposals	0.0	-3.1	-3.1
Reclassifications	0.0	1.7	1.7
Reclassification of discontinued operations	0.0	-17.5	-17.5
Cost at 31.12.2005	**6.3**	**33.6**	**39.9**
Accumulated amortisation at 31.12.2004	0.3	30.0	30.3
Currency translation	0.0	0.5	0.5
Amortisation charge	0.3	2.8	3.1
Retirements and disposals	0.0	-3.1	-3.1
Reclassifications	0.0	0.2	0.2
Reclassification of discontinued operations	0.0	-5.6	-5.6
Accumulated amortisation at 31.12.2005	**0.6**	**24.8**	**25.4**
Carrying amounts at 31.12.2005	**5.7**	**8.8**	**14.5**

in € million	Internally generated software	Other intangible assets	Total
Cost at 31.12.2003	0.8	38.7	39.5
Currency translation	0.0	-0.1	-0.1
Additions	0.9	1.7	2.6
Retirements and disposals	0.0	-4.0	-4.0
Reclassifications	0.0	2.0	2.0
Cost at 31.12.2004	**1.7**	**38.3**	**40.0**
Accumulated amortisation at 31.12.2003	0.1	31.5	31.6
Amortisation charge	0.2	2.5	2.7
Retirements and disposals	0.0	-4.0	-4.0
Accumulated amortisation at 31.12.2004	**0.3**	**30.0**	**30.3**
Carrying amounts at 31.12.2004	**1.4**	**8.3**	**9.7**

Internally generated intangible assets comprise capitalised software and product development costs.

Systematic amortisation of intangible assets in the amount of € 1.1 million (2004: € 1.9 million) was recognised in the income statement through cost of sales; € 0.2 million (2004: € 0.1 million) in distribution costs and € 1.3 million (2004: € 0.1 million) in administrative expenses.

Expenditure on research and development recorded as an expense in 2005 amounts to € 15.4 million (2004: € 18.6 million).

(4) Shares in associates

Shares in associates have developed as follows:

in € million	2005	2004
Carrying amount at beginning of year	**39.1**	**37.2**
Currency translation	0.2	0.2
Change in consolidated companies	-17.7	0.0
Share in profit (after tax)	2.4	5.4
Dividends	-3.1	-3.7
Reclassifications	-5.4	0.0
Reclassification of discontinued operations	-1.6	0.0
Carrying amount at year-end	**13.9**	**39.1**

The amount recognised in the balance sheet at 31 December, 2005 contains goodwill amounting to € 5.1 million (31.12.2004: € 5.1 million).

The Group's shares in its associates, none of which are listed on the stock exchange, are as follows:

in € million	Interest held %	Assets	Liabilities	Revenues	Profit
2005					
Dolomite di Montignoso S.p.A., Genua, Italy	28.56	0.1	0.2	0.0	0.0
MAGNIFIN Magnesiaprodukte GmbH & Co KG, St. Jakob, Austria	50.00	25.9	14.5	15.5	4.8
Shandong RHI New Materials Co., Ltd., Zibo City, Shandong, PR China	50.00	6.4	0.1	0.0	0.0
Società Dolomite Italiana SDI S.p.A., Gardone Val Trompia, Italy	50.00	0.5	0.1	0.4	0.0
Total		**32.9**	**14.9**	**15.9**	**4.8**

in € million	Interest held %	Assets	Liabilities	Revenues	Profit
2004					
DCD Ideal spol. s.r.o., Dynin, Czech Republic	50.00	11.2	7.7	12.7	0.3
Dolomite di Montignoso S.p.A., Genua, Italy	28.56	0.3	0.3	0.0	0.0
MAGNIFIN Magnesiaprodukte GmbH & Co KG, St. Jakob, Austria	50.00	17.9	5.0	15.9	6.1
Magnomin S.A., Athens, Greece	49.00	3.9	1.8	3.2	0.0
Società Dolomite Italiana SDI S.p.A., Gardone Val Trompia, Italy	50.00	0.4	0.1	0.1	0.0
Stopinc AG, Hünenberg, Switzerland	50.00	14.8	6.6	24.7	1.0
Termo d.d., Skofja Loka, Slovenia	41.53	70.5	21.5	58.7	4.1
Total		**119.0**	**43.0**	**115.3**	**11.5**

(5) Financial assets

Financial assets have developed as follows:

	Available-for-sale			Prepayments	Total
	shares in	shares in other	securities	on	
in € million	subsidiaries	companies		investments	
Cost/fair value at 31.12.2004	3.0	3.0	36.2	20.0	62.2
Change in consolidated companies	0.0	-0.5	0.0	-20.0	-20.5
Additions	0.0	0.1	3.2	0.0	3.3
Fair value changes recognised in equity	0.0	0.9	0.0	0.0	0.9
Reclassifications	0.0	5.4	0.0	0.0	5.4
Reclassification of discontinued operations	-3.0	-1.2	-2.4	0.0	-6.6
Cost/fair value at 31.12.2005	**0.0**	**7.7**	**37.0**	**0.0**	**44.7**
Accumulated impairment losses at 31.12.2004	2.9	1.8	2.5	0.0	7.2
Impairment losses	0.0	0.0	0.2	0.0	0.2
Reversal of impairment losses	0.0	0.0	-1.5	0.0	-1.5
Reclassification of discontinued operations	-2.9	0.0	-0.3	0.0	-3.2
Accumulated impairment losses at 31.12.2005	**0.0**	**1.8**	**0.9**	**0.0**	**2.7**
Carrying amounts at 31.12.2005	**0.0**	**5.9**	**36.1**	**0.0**	**42.0**

	Available-for-sale			Prepayments	Total
	shares in	shares in other	securities	on	
in € million	subsidiaries	companies		investments	
Cost/fair value at 31.12.2003	3.0	2.3	33.9	0.0	39.2
Additions	0.0	0.0	2.2	20.0	22.2
Fair value changes recognised in equity	0.0	0.7	0.1	0.0	0.8
Cost/fair value at 31.12.2004	**3.0**	**3.0**	**36.2**	**20.0**	**62.2**
Accumulated impairment losses at 31.12.2003	2.9	1.8	3.1	0.0	7.8
Reversal of impairment losses	0.0	0.0	-0.6	0.0	-0.6
Accumulated impairment losses at 31.12.2004	**2.9**	**1.8**	**2.5**	**0.0**	**7.2**
Carrying amounts at 31.12.2004	**0.1**	**1.2**	**33.7**	**20.0**	**55.0**

In the previous year a prepayment amounting to € 20.0 million was made on a fifty-percent share in Eurovek proizvodnja, uvoz-izvoz, d.o.o., Ljubljana, Slovenia, which was taken into account in the initial consolidation of this company in the reporting year.

(6) Non-current receivables and current portion of non-current receivables

These balance sheet items are broken down as follows:

in € million	31.12.2005	31.12.2004
Non-current receivables		
- from associates	0.0	2.9
- from others	2.3	6.0
	2.3	**8.9**
Current portion of non-current receivables		
- from associates	0.0	2.0
- from others	0.9	0.4
	0.9	**2.4**
Total	**3.2**	**11.3**

Other non-current receivables amounting to € 0.4 million (31.12.2004: € 0.4 million) are secured by real estate.

The fair values and carrying amounts of non-current receivables only differ slightly from one another.

(7) Deferred taxes

Deferred tax assets and deferred tax liabilities are netted when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred tax assets and tax liabilities relate to the same fiscal authority. The following amounts were netted:

in € million	31.12.2005	31.12.2004
Deferred tax assets	57.0	52.7
Deferred tax liabilities	12.0	16.5
Net position	**45.0**	**36.2**

The net position from the Group's deferred taxes developed as follows during the business year:

in € million	2005	2004
Net position at beginning of year	**36.2**	**31.2**
Currency translation	0.4	-0.2
Change in consolidated companies	-1.8	0.0
Change to income statement during financial year	9.8	21.6
Effect of changes in tax rates	0.0	-16.4
Reclassification of discontinued operations	0.4	0.0
Net position at year-end	**45.0**	**36.2**

The Austrian Federal Parliament passed the 2005 tax reform on 6 May, 2004. Among other points, this provides for a decrease in the corporate income tax rate applicable to companies from 34 to 25 percent, effective from 1 January, 2005.

The corresponding adjustment was made at 31 December, 2004. The net deferred tax asset position of the Austrian companies consequently fell by € 16.8 million.

Deferred taxes result from the following types of temporary differences and tax loss carryforwards:

Deferred tax assets

in € million	Personnel provisions	Other provisions	Tax loss carryforwards	Other	Total
31.12.2004	**32.7**	**8.6**	**38.6**	**2.4**	**82.3**
Currency translation	0.1	0.0	0.1	0.3	0.5
Change in consolidated companies	0.1	-0.1	0.0	0.0	0.0
Change to income statement during financial year	-0.8	0.6	4.9	-0.7	4.0
Reclassification of discontinued operations	-1.6	0.0	-3.6	0.0	-5.2
31.12.2005	**30.5**	**9.1**	**40.0**	**2.0**	**81.6**

Deferred tax liabilities

in € million	Accelerated tax depreciation	Other	Total
31.12.2004	**37.5**	**8.6**	**46.1**
Currency translation	0.2	-0.1	0.1
Change in consolidated companies	1.9	-0.1	1.8
Change to income statement during financial year	0.2	-6.0	-5.8
Reclassification of discontinued operations	-5.9	0.3	-5.6
31.12.2005	**33.9**	**2.7**	**36.6**

The RHI Group has tax loss carryforwards amounting to € 840.0 million (31.12.2004: € 1,281.8 million) at 31 December, 2005. No deferred taxes were set up for € 647.0 million (31.12.2004: € 1,127.3 million). The main portion of tax losses can be carried forward indefinitely. € 0.2 million must be used by 2010, € 6.4 million by 2011, and € 6.3 million by 2012.

Furthermore, no deferred tax assets were set up for temporary differences amounting to a total of € 0.1 million (31.12.2004: € 2.3 million).

Taxable temporary differences associated with shares in subsidiaries amounting to € 38.0 million (31.12.2004: € 158.3 million) and deductible temporary differences amounting to € 42.2 million (31.12.2004: € 142.9 million) were not recognised, because corresponding profit distributions and sales of investments are not planned in the foreseeable future.

The temporary differences in connection with associates are not significant.

The current portion of the net deferred tax position amounts to approx. € 4.6 million (31.12.2004: € 5.9 million).

Current assets

(8) Inventories

The inventories shown in the balance sheet are broken down as follows:

in € million	31.12.2005	31.12.2004
Raw materials and supplies	70.9	73.6
Unfinished products	40.7	41.7
Finished products and goods	118.1	124.7
Prepayments made	7.6	10.1
Inventories	**237.3**	**250.1**

€ 11.3 million (31.12.2004: € 20.9 million) of the inventories on hand at 31 December, 2005 are shown at the fair value less cost to sell.

In the reporting year impairments on inventories in the amount of € 5.2 million (2004: € 1.4 million) were recognised in the income statement, which are contrasted with reversals amounting to € 0.1 million (2004: € 2.0 million).

All finished products stored currently and in future at the warehouses of Veitsch-Radex GmbH & Co, Vienna, are subject to disposal restrictions as they are assigned as security. These restrictions affect € 6.6 million (31.12.2004: € 7.4 million) at the balance sheet date.

(9) Trade and other current receivables

Trade and other current receivables shown in the balance sheet are broken down as follows:

in € million	31.12.2005	31.12.2004
Trade receivables	241.2	241.9
Receivables from construction contracts	6.7	3.2
Receivables from associates	1.9	1.8
Receivables from discontinued operations	118.4	-
Other current receivables	53.5	53.8
Trade and other receivables	**421.7**	**300.7**

Other current receivables are broken down as follows:

in € million	31.12.2005	31.12.2004
Other taxes	39.5	25.4
Receivables employees	0.8	0.8
Prepaid expenses	1.0	2.3
Other	12.2	25.3
Other current receivables	**53.5**	**53.8**

Distribution costs include € 2.4 million (2004: € 1.3 million) of expenses for bad debts including valuation allowances as well as income from the reversal of impairments in the amount of € 1.6 million (2004: € 2.7 million).

Receivables amounting to a nominal value of € 140.2 million in total (31.12.2004: € 151.0 million) are assigned.

There are no significant differences between carrying amounts shown and fair values for trade and other receivables due to their short terms to maturity.

(10) Cash and cash equivalents

These balance sheet items are broken down as follows:

in € million	31.12.2005	31.12.2004
Cash on hand	0.1	0.1
Cheques	1.0	1.3
Cash at banks	20.1	29.3
Cash and cash equivalents	**21.2**	**30.7**

(11) Discontinued operations

The item assets from discontinued operations is broken down as follows:

in € million	31.12.2005
Non-current assets (excluding deferred taxes)	170.9
Deferred tax assets	1.7
Inventories	25.1
Other current assets (excluding cash and cash equivalents)	39.7
Cash and cash equivalents	18.3
Assets classified as held for sale	**255.7**

The balance sheet item liabilities from discontinued operations is broken down as follows:

in € million	31.12.2005
Liabilities to financial institutions and other financial liabilities	134.6
Deferred tax liabilities	5.7
Personnel provisions	25.1
Other provisions	3.0
Other liabilities	53.5
Liabilities classified as held for sale	**221.9**

The item profit from discontinued operations is broken down as follows:

in € million	2005	2004
Revenue	255.4	181.5
Special direct distribution costs	-23.0	-20.3
Cost of sales	-166.5	-121.0
Gross profit	**65.9**	**40.2**
Distribution costs	-22.3	-18.8
Administrative expenses	-18.9	-12.1
Other income	5.5	1.1
Other expenses	-4.0	-0.3
Operating result	**26.2**	**10.1**
Financial result	-5.1	-3.2
Result from associates	-0.2	1.6
Profit before income taxes	**20.9**	**8.5**
Income taxes	-6.4	-1.4
Profit for the year from discontinued operations	**14.5**	**7.1**

Non-current assets from the insulating division are no longer depreciated/amortised systematically from the date when they were classified as discontinued operations, i.e. 1 October, 2005.

No impairment loss arose from the measurement of the discontinued operations in accordance with IFRS 5.

The cash flow statement of the insulating division is broken down as follows:

in € million	2005	2004
Cash flow from operating activities	24.8	14.0
Cash flow from investing activities	-12.3	-26.4
Cash flow from financing activities	-5.4	17.1
Cash flow from discontinued operations	**7.1**	**4.7**

Equity and Liabilities

(12) Equity

The share capital of RHI AG amounts to € 189,531,024.32 (31.12.2004: € 159,753,341.14) and consists of 26,080,039 (31.12.2004: 21,982,539) bearer shares.

The company had no treasury stock at the balance sheet date.

The RHI share is a member of the ATX and the Prime Market of Vienna Stock Exchange.

At the extraordinary general meeting of 15 February, 2002, the Board of Management of RHI AG was authorised to increase capital conditionally by up to € 72,305,836.31 (conditional capital) by issuing up to 9,949,500 bearer shares with voting rights at an issue price of € 7.27.

Within a period of five years of registration of the change in the company's articles, the Board of Management was authorised at the extraordinary shareholders' meeting of 15 February, 2002, with the consent of the Supervisory Board, to increase share capital without requiring the further consent of shareholders and excluding shareholder rights on one or several occasions up to a maximum amount of € 72,305,836.31 in total (authorised capital) by the issue of 9,949,500 bearer shares with voting rights at an issue price of € 7.27.

In accordance with the resolution passed at the shareholders' meeting on 19 May, 2005 the term for the authorised capital designated for the issue of up to 6,897,000 no-par bearer shares with voting rights up to an amount of capital increase of € 50,122,453.68 was extended until 30 April, 2010.

The capital increase is in the form of a contribution in kind of the claims of convertible bond holders.

The part convertible bonds of tranche B in the number listed below were converted at a rounded rate of € 7.27 on the basis of the approval for a capital increase granted on 15 February, 2002, the Board of Management resolutions listed below and with the Supervisory Board's consent.

Board of Management Resolution of	Consent of Supervisory Board of	Number of part convertible bonds	Number of shares
14 March, 2005	16 March, 2005	180	990,000
15 June, 2005	20 June, 2005	11	60,500
12 September, 2005	20 September, 2005	528	2,904,000
14 December, 2005	15 December, 2005	26	143,000
		745	**4,097,500**

Unused authorised capital:

	Number of shares	€
31.12.2004	**7,887,000**	**57,317,064.26**
Conversion in March	-990,000	-7,194,610.58
Conversion in June	-60,500	-439,670.44
Conversion in September	-2,904,000	-21,104,181.12
Conversion in December	-143,000	-1,039,221.04
31.12.2005	**3,789,500**	**27,539,381.08**

	Number of shares	€
31.12.2003	**9,817,500**	**71,346,554.90**
Conversion in March	-11,000	-79,940.12
Conversion in June	-99,000	-719,461.06
Conversion in September	-1,699,500	-12,350,748.17
Conversion in December	-121,000	-879,341.29
31.12.2004	**7,887,000**	**57,317,064.26**

The development of the Group's reserves is shown in the following table:

in € million	Additional paid-in capital	Fair value reserves	Remeasure-ment reserve	Currency translation reserves	Accumulated results	Total
31.12.2004	**37.3**	**3.7**	**0.0**	**-46.1**	**-501.4**	**-506.5**
Currency translation						
- Subsidiaries				23.9		23.9
- Associates				0.2		0.2
Valuation gains recognised directly in equity		0.9				0.9
Other changes			7.4		-14.0	-6.6
Deferred taxes on changes in values directly recognised in equity			-1.9			-1.9
Income/expense recognised directly in equity	**0.0**	**0.9**	**5.5**	**24.1**	**-14.0**	**16.5**
Profit 2005					98.1	98.1
Total recognised income for 2005	**0.0**	**0.9**	**5.5**	**24.1**	**84.1**	**114.6**
Effects of convertible bonds	0.8				-1.4	-0.6
31.12.2005	**38.1**	**4.6**	**5.5**	**-22.0**	**-418.7**	**-392.5**

in € million	Additional paid-in capital	Fair value reserves	Currency translation reserves	Accumulated results	Total
31.12.2003	**37.0**	**2.9**	**-45.9**	**-596.0**	**-602.0**
Change in methods of accounting				0.1	0.1
31.12.2003 adjusted	**37.0**	**2.9**	**-45.9**	**-595.9**	**-601.9**
Currency translation					
- Subsidiaries			-0.4		-0.4
- Associates			0.2		0.2
Valuation gains recognised directly in equity		0.8			0.8
Other changes				0.3	0.3
Income/expense recognised directly in equity	**0.0**	**0.8**	**-0.2**	**0.3**	**0.9**
Profit 2004				95.0	95.0
Total recognised income for 2004	**0.0**	**0.8**	**-0.2**	**95.3**	**95.9**
Effects of convertible bonds	0.3			-0.8	-0.5
31.12.2004	**37.3**	**3.7**	**-46.1**	**-501.4**	**-506.5**

Additional paid-in capital consists of premiums from the issue of shares and convertible bonds by RHI AG and cannot be distributed due to statutory provisions. The reserve for convertible bonds amounts to € 11.3 million at 31 December, 2005 (31.12.2004: € 10.5 million).

Changes in the fair values of available-for-sale securities and investments in subsidiaries and other companies are recorded in fair value reserves.

In the financial year 2005, equity effects from the remeasurement of assets upon acquisitions of companies in accordance with IFRS 3 were taken into account for the first time. If a company is acquired in several tranches, a complete remeasurement of the company is required at the time the control over the company is obtained. All assets and liabilities of the company have to be measured at their respective fair values. An adjustment of the carrying amount to the fair value has to be made for that part of the assets which is already owned by the acquiring company and whose newly determined fair value is higher than the carrying amount shown in the balance sheet. The corresponding adjustment in value is recognised in equity through a separate equity item (remeasurement reserve). The remeasurement reserve recognised in equity in the amount of € 5.5 million results exclusively from the takeover of further shares in Termo d.d., Skofja Loka, Slovenia.

Accumulated foreign currency translation differences from investments in foreign group companies are shown in the currency translation reserves.

The item accumulated results contains the past results of the companies included in the consolidated financial statements that have not been distributed.

Up to now, for the discontinued operations of the insulating division income and expenses totalling € 0.4 million (31.12.2004: € 0.3 million) were recognised directly in equity.

As part of the capital restructuring in 2001, it was decided that, in the case of a dividend payout during the entire term of the subordinated liabilities to financial institutions, an amount three times the sum of the dividend payout of the subordinated liabilities to financial institutions would have to be reconverted into financial liabilities and repaid. Furthermore, interest amounting to the 3-month EURIBOR plus 200 basis points p.a. has to be paid for each year in which a dividend is distributed.

Distributable profits and dividends relate to the accumulated profit of RHI AG, computed in accordance with Austrian commercial law.

Minority shares mainly relate to minority interests in the equity of Didier-Werke AG Group, Wiesbaden, Germany, Dolomite Franchi S.p.A., Brescia, Italy, FC Technik AG, Wintherthur, Switzerland, and RHI Refractories Liaoning Co. Ltd, Bayuquan, People's Republic of China. Minority shares in Termo d.d., Skofja Loka, Slovenia, and its subsidiaries are also recognised under this balance sheet item, which are attributable to the discontinued operations.

(13) Subordinated liabilities to financial institutions

As of 31 December, 2001, € 400.0 million of liabilities payable to financial institutions were subordinated until the end of 2006. The financial institutions have no rights to interest and repayment over this period.

The fair value of subordinated liabilities payable to financial institutions is € 21.0 million (31.12.2004: € 27.0 million) below its carrying amount. The interest rate used in calculating fair value is 5.53 percent (31.12.2004: 3.56 percent).

(14) Subordinated convertible bond

The conditional capital increase is used for the subordinated convertible tranche A bond with a total nominal value of € 72,360,000, divided into 1,809 part convertible bonds, each with a nominal value of € 40,000, maturing on 31 December, 2009, convertible for the first time from 1 January, 2007 at a ratio of 1 : 5,500 RHI AG shares, interest payable at 6 percent p.a., depending on results. Tranche A was fully subscribed by banks.

Authorised capital is used to service the subordinated convertible bond tranche B. Tranche B with a total nominal value of € 72,360,000, split into 1,809 part convertible bonds, each with a nominal value of € 40,000, maturing on 31 December, 2009, convertible for the first time from 1 January, 2003 until 31 December, 2009 at a ratio of 1 : 5,500 RHI AG shares, interest payable at 6 percent p.a., depending on results, was offered for subscription from 8 April, to 30 April, 2002.

Parts of tranche B were placed privately as tranche C in August 2002 at unchanged convertible bond conditions. At 31 December, 2002, 1,064 parts of tranche B and 537 parts of tranche C had been subscribed. Tranches B and C merged again on 30 June, 2003.

On 31 December, 2005, 2,498 part convertible bonds (31.12.2004: 3,173) had been issued, zero parts of tranche B had not been subscribed at 31 December, 2005 (31.12.2004: 70).The 70 parts from the previous year were reserved for an option plan for the Board of Management and the Group's senior management.

The following table shows the bond's development:

in € million	Units	Nominal	Discount	Total
31.12.2004	**3,173**	**127.0**	**-6.1**	**120.9**
Conversion	-745	-29.8	0.0	-29.8
Issue	70	2.8	0.3	3.1
Interest				
- through income statement			0.9	0.9
- through equity			1.4	1.4
31.12.2005	**2,498**	**100.0**	**-3.5**	**96.5**

in € million	*Units*	*Nominal*	*Discount*	*Total*
31.12.2003	**3,454**	**138.2**	**-8.2**	**130.0**
Conversion	-351	-14.0	0.0	-14.0
Issue	70	2.8	0.2	3.0
Interest				
- through income statement			1.1	1.1
- through equity			0.8	0.8
31.12.2004	**3,173**	**127.0**	**-6.1**	**120.9**

The following interest expenses are deferred for convertible bonds at the balance sheet date under other current liabilities:

in € million	2005	2004
Balance at beginning of year	**7.7**	**8.5**
Interest expense	6.0	7.8
Interest paid	-7.8	-8.6
Balance at year-end	**5.9**	**7.7**

(15) Financial liabilities

Financial liabilities contain all other non-current and current interest obligations of the RHI Group existing at the balance sheet date.

in € million	31.12.2005 Carrying amount	31.12.2005 Fair value	31.12.2004 Carrying amount	31.12.2004 Fair value
Liabilities to financial institutions	193.2	191.2	242.0	239.7
Liabilities from finance leases	0.0	0.0	0.3	0.3
Other loans	4.7	4.7	4.0	4.0
Other non-current financial liabilities	**197.9**	**195.9**	**246.3**	**244.0**
Liabilities to financial institutions	58.7	58.7	41.2	41.2
Liabilities from finance leases	0.1	0.1	0.0	0.0
Other loans	0.9	0.9	2.8	2.8
Current financial liabilities	**59.7**	**59.7**	**44.0**	**44.0**
Financial liabilities	**257.6**	**255.6**	**290.3**	**288.0**

Non-current liabilities to financial institutions include liabilities in the amount of € 0.7 million with a remaining maturity of more than five years.

Interest commitments and conditions of non-current and current financial liabilities to financial institutions are listed below:

in € million

31.12.2005 Interest terms fixed until [1]	Weighted average interest rate	Currency	Financial liabilities [2]	**31.12.2004** Interest terms fixed until [1]	Weighted average interest rate	Currency	Financial liabilities [2]
2006	EURIBOR + 50 BP [3]	EUR	197.4	2005	EURIBOR + 50 BP [3]	EUR	215.7
	EURIBOR + margin	EUR	20.8		EURIBOR + margin	EUR	14.5
	LIBOR + 50 BP	USD	18.0		LIBOR + 50 BP	USD	9.4
	Interbank rate + margin	CLP	0.2		LIBOR + 150 BP	USD	8.1
2007	3.90%	EUR	1.9		Prime rate	CAD	0.5
	4.00%	EUR	0.7		Interbank rate + margin	CLP	1.1
2008	5.30%	EUR	0.5		4.49%	EUR	2.0
2009	3.47%	EUR	4.8		7.55%	EUR	17.9
	4.25%	EUR	0.2	2007	3.90%	EUR	3.2
2010	1.74%	EUR	4.0		4.00%	EUR	0.7
2011	1.17%	EUR	3.4	2009	3.47%	EUR	6.1
				2010	1.68%	EUR	4.0
			251.9				**283.2**

1) In some cases, the terms to maturity of the contracts are substantially longer than the period during which interest terms are fixed.

2) Financial liabilities not including finance leases and other loans

3) BP = Basis points

Liabilities to financial institutions comprise export financing (including financing of company acquisitions) which remained unchanged at € 109.3 million.

€ 222.9 million (31.12.2004: € 259.0 million) of the financial liabilities shown in the balance sheet are secured by real estate liens and other collateral.

Other collateral pledged consists of:

Pledging of all shares and investments held in Didier-Werke AG, Wiesbaden, Germany;
Veitsch-Radex GmbH, Vienna; Veitsch-Radex GmbH & Co, Vienna; Veitsch-Radex Vertriebsgesellschaft mbH, Vienna; Radex Vertriebsgesellschaft mbH (formerly: RHI Non Ferrous Metals Engineering GmbH), Leoben; Veitsch-Radex Immobilien GmbH, Vienna; Heraklith AG, Ferndorf; VRD Americas B.V., Arnhem, Netherlands; Refrattari Italiana S.p.A., Genoa, Italy; Lokalbahn Mixnitz-St.Erhard AG, Vienna, and RHI Finance A/S, Hellerup, Denmark;
Pledging of all brand and patent rights of Veitsch-Radex GmbH & Co, Vienna, and RHI AG, Vienna;
Assignment as security of all goods held currently and in future in the warehouses of Veitsch-Radex GmbH & Co, Vienna; and assignment of receivables.

At 31 December, 2005, the RHI Group had a total of € 367.8 million (31.12.2004: € 367.2 million) available in credit lines.

(16) Personnel provisions

The following non-current provisions are recorded under personnel provisions:

in € million	31.12.2005	31.12.2004
Pensions	221.4	240.9
Termination benefits	40.0	48.9
Other personnel provisions	20.4	25.2
Personnel provisions	**281.8**	**315.0**

Provisions for pensions

Provisions for pensions, derived from the scope of the obligation and taking fair values of external plan assets into consideration, are broken down as follows:

in € million	31.12.2005	31.12.2004
Present value of unfunded pension obligations	240.1	225.7
Present value of wholly or partly funded pension obligations	77.2	65.7
Fair value of plan assets	-57.8	-51.9
Unrecognised actuarial (losses)/gains	-38.1	1.4
Provisions for pensions	**221.4**	**240.9**

The pension cost recognised in the income statement arising from the change in provisions for pensions in comparison to the previous year is broken down as follows in 2005:

in € million	2005	2004
Current service cost	2.4	2.0
Interest cost	13.6	13.6
Expected return on plan assets	-1.1	-0.5
Net actuarial losses	0.4	0.0
Pension cost	**15.3**	**15.1**

The individual components of pension cost are shown in staff costs, with the exception of the interest portion of the transfer to the provision, which is shown in the financial result.

Expected income from external plan assets mainly corresponds to actual income.

The following table shows the development of the net liability for the reporting period and the previous year:

in € million	2005	2004
Provisions for pensions at beginning of year	**240.9**	**249.1**
Currency translation	0.3	-0.1
Change in consolidated companies	0.7	0.0
Pension cost	16.0	15.9
Direct pension payments	-20.0	-19.6
Contributions to/from external funds	-4.0	-4.4
Reclassification of discontinued operations	-12.5	0.0
Provisions for pensions at year-end	**221.4**	**240.9**

The amount of the pension obligation is calculated using actuarial methods and is based on the following assumptions, partly depending on the economic situation of the respective countries:

	31.12.2005	31.12.2004
Interest rate	4.0 % - 8.8 %	5.0 % - 6.0 %
Expected yield on plan assets	3.0 % - 9.0 %	4.0 % or 7.0 %
Salary increase	2.0 % - 5.5 %	1.5 % - 3.0 %
Pension increase	2.0 % - 5.5 %	2.0 % - 5.0 %
Discounts for employee turnover	5.0 %	2.2 %
Retirement age	54 – 65 years	54 – 65 years
Mortality tables		
- Austria	AVÖ-P 1999, Ang	AVÖ-P 1999, Ang
- Germany	Heubeck 2005 G	Heubeck 1998
- United Kingdom	PA92(base)-3/-1	PA92(base)-3/-1

Provisions for termination benefits

The amounts for provisions shown in the balance sheet at 31 December, 2005 and 31 December, 2004 are derived from the respective scope of the obligation as follows:

in € million	31.12.2005	31.12.2004
Present value of unfunded termination benefit obligations	46.8	51.8
Unrecognised actuarial losses	-6.8	-2.9
Provisions for termination benefits	**40.0**	**48.9**

The termination benefit cost shown in the income statement for 2005 and 2004 is broken down as follows. All expense components are recognised in staff costs, with the exception of the interest portion which is included in the financial result:

in € million	2005	2004
Current service cost	2.1	2.8
Interest cost	2.2	2.0
Net actuarial losses/(gains)	0.1	-0.1
Termination benefit cost	**4.4**	**4.7**

The following table shows the development of the net liability recognised in the balance sheet at year-end 2005 and 2004:

in € million	2005	2004
Provisions for termination benefits at beginning of year	**48.9**	**46.2**
Currency translation	0.3	0.0
Change in consolidated companies	0.4	0.0
Termination benefit cost	4.9	5.7
Termination benefit payments	-4.5	-3.9
Reclassifications	0.0	0.9
Reclassification of discontinued operations	-10.0	0.0
Provisions for termination benefits at year-end	**40.0**	**48.9**

The values recognised in provisions for termination benefits are calculated using the same methods as for provisions for pensions, the calculation is based on the following partly country-specific actuarial assumptions:

	31.12.2005	31.12.2004
Interest rate	4.25 % - 8.6 %	4.0 % - 8.5 %
Salary increase	3.5 % - 7.4 %	1.5 % - 8.5 %
Discounts for employee turnover	0.1 % - 14.6%	2.0 % - 10.0 %
Retirement age	54 – 65 years	54 – 65 years
Mortality tables / Austria	AVÖ-P 1999, Ang	AVÖ-P 1999, Ang

Other personnel provisions

Other personnel provisions developed as follows in the reporting period:

in € million	Anniversary bonuses	Lump-sum settlements	Payments to semi-retirees	Total
31.12.2004	**19.5**	**0.6**	**5.1**	**25.2**
Change in consolidated companies	0.2	0.0	0.0	0.2
Use	-0.2	-0.5	-1.4	-2.1
Reversal	-2.9	0.0	0.0	-2.9
Addition	1.8	0.4	2.7	4.9
Reclassifications	0.0	-0.1	0.1	0.0
Reclassification of discontinued operations	-2.0	0.0	-2.9	-4.9
31.12.2005	**16.4**	**0.4**	**3.6**	**20.4**

(17) Other provisions

Non-current provisions recognised in the balance sheet were set up for the demolition and disposal of buildings and plant no longer required, in keeping with legal obligations. The non-current provisions recorded in the balance sheet are recognised at the expected unchanged amount payable of approx. € 2.5 million, as the interest effect of discounting is deemed immaterial.

The development of current provisions is shown in the following table:

in € million	Demolition, disposal cost and environmental damage	Warranties	Guarantees given	Compensation claims	Legal disputes	Total
31.12.2004	**6.7**	**15.5**	**19.6**	**24.0**	**0.2**	**66.0**
Currency translation	0.0	0.2	0.0	0.0	0.0	0.2
Change in consolidated companies	0.0	0.6	0.0	0.0	3.3	3.9
Use	-0.3	-2.6	0.0	-0.7	0.0	-3.6
Reversal	-0.1	-0.4	0.0	0.0	0.0	-0.5
Addition	0.3	5.4	3.1	2.8	0.0	11.6
Reclassification of discontinued operations	-0.1	-1.6	0.0	0.0	-3.4	-5.1
31.12.2005	**6.5**	**17.1**	**22.7**	**26.1**	**0.1**	**72.5**

Demolition and disposal costs, environmental damage

Current provisions for demolition and disposal costs shown in the balance sheet amount to around € 3.4 million (31.12.2004: € 3.4 million). € 3.1 million (31.12.2004: € 3.3 million) of claims from environmental damage are expected due to contractual and legal obligations.

Warranties

Provisions for warranties contain provisions resulting from claims on warranties and other similar obligations.

Guarantees given

This item shows obligations from sureties and guarantees given to banks and insurance companies in Austria and abroad.

Compensation claims

This item contains provisions for possible claims relating to contractual or constructive obligations from compensation claims and similar payments.

Legal disputes

Provisions were set up for expected costs relating to ongoing or probable legal disputes, court or arbitration proceedings. The amounts set up as provisions were computed on the basis of information provided by and cost estimates made by the Group's lawyers and cover all estimated legal costs, fees and possible settlements.

(18) Trade and other current payables

Other non-current liabilities amounting to € 23.6 million (31.12.2004: € 44.5 million) mainly consist of a covered foreign exchange hedging transaction amounting to € 20.1 million (31.12.2004: € 35.1 million). The current portion of this non-current liability amounting to € 15.9 million (31.12.2004: € 11.2 million) is shown under other current liabilities. The foreign exchange transaction comprised three US dollar swap transactions, covered by forward contracts of the same amount in 2003. The liability is compounded and the interest charged to the income statement.

Furthermore, subsidies granted by third parties amounting to € 3.5 million (31.12.2004: € 7.2 million) are shown under other non-current liabilities, and mainly relate to investment promotion. The current portion of subsidies recorded under liabilities amounting to € 0.4 million (31.12.2004: € 0.7 million) is part of other current liabilities. Investment subsidies are reversed with an effect on revenue over the useful life of the plant and equipment concerned in accordance with IAS 20. Evidence that the qualifying conditions have been met – i.e. achievement of certain capital expenditure targets or creation and retention of jobs – has been given to the providers of subsidies.

Trade and other current payables shown in the balance sheet consist of the following:

in € million	31.12.2005	31.12.2004
Trade payables	147.3	167.0
Prepayments received on orders	8.1	10.8
Accounts payable to associates	0.7	1.5
Accounts payable to discontinued operations	0.2	-
Other current payables	115.2	105.4
Trade and other payables	**271.5**	**284.7**

Other current payables are broken down as follows:

in € million	31.12.2005	31.12.2004
Other taxes	22.9	12.1
Liabilities employees and board members	38.9	39.6
Deferred charges	0.2	0.8
Other	53.2	52.9
Other current payables	**115.2**	**105.4**

The carrying amount of trade and other payables largely corresponds to the fair value.

(19) Contingent liabilities

No provisions are set up for the following contingent liabilities recognised at nominal values, because the occurrence of the risk is not deemed likely:

in € million	31.12.2005	31.12.2004
Liabilities from sureties	14.3	4.5
Liabilities from guarantees	19.0	11.8
Other contingent liabilities	0.0	5.7
Contingent liabilities	**33.3**	**22.0**

Contingent liabilities recognised at 31 December, 2005 include obligations amounting to € 13.4 million which were assumed by companies of the refractories division for the insulating division. Prior-year figures have not been adjusted in accordance with IFRS 5.

Associates do not account for any contingent liabilities (31.12.2004: € 1.7 million). No obligations were assumed for non-consolidated companies.

The contingent liabilities of the discontinued insulating division amount to € 1.6 million at 31 December, 2005. These include obligations amounting to € 0.5 million, which were assumed for companies of the continuing operations.

(20) Other financial obligations

Other financial obligations consist of the following:

in € million	Total 31.12.2005	Remaining term up to 1 year	1 to 5 years	over 5 years
Obligations from rental and leasing contracts	26.6	7.2	18.0	1.4
Capital commitments	23.7	23.7	0.0	0.0
Sundry financial obligations	11.1	5.4	5.7	0.0
Other financial obligations	**61.4**	**36.3**	**23.7**	**1.4**

in € million	Total 31.12.2004	Remaining term up to 1 year	1 to 5 years	over 5 years
Obligations from rental and leasing contracts	33.5	8.3	22.7	2.5
Capital commitments	19.1	19.1	0.0	0.0
Sundry financial obligations	8.0	2.5	5.5	0.0
Other financial obligations	**60.6**	**29.9**	**28.2**	**2.5**

Rental and leasing obligations mainly include obligations from rental contracts for office space and leasing agreements for office equipment and furniture.

Sundry financial obligations primarily result from possible commission obligations due to contracts that cannot be terminated.

No other financial obligations were entered into with the insulating division. Prior-year figures have not been adjusted in accordance with IFRS 5.

At 31 December, 2005, other financial obligations to associates did not exist (31.12.2004: € 7.4 million).

Other financial obligations of the insulating division amount to € 4.1 million at the balance sheet date, € 0.2 million of which are due to the refractories division.

Notes on individual items in the income statement

Unless stated otherwise, all disclosures on the income statement relate to continuing operations.

(21) Revenue

Revenue is broken down as follows:

in € million	2005	2004
Revenue (not including construction contracts)	1,194.0	1,114.9
Revenue from construction contracts	5.4	4.9
Revenue	**1,199.4**	**1,119.8**

(22) Special direct distribution costs

The breakdown of special direct distribution costs is presented in the following table:

in € million	2005	2004
Freights	66.3	58.5
Licences	3.0	3.1
Commissions	28.9	24.3
Other	0.0	0.1
Special direct distribution costs	**98.2**	**86.0**

(23) Cost of sales

The costs incurred to generate revenue include material and processing costs.

(24) Distribution costs

Distribution costs include staff costs related to distribution, depreciation/amortisation and other operating expenses in connection with a distribution service or unit.

(25) Administrative expenses

The item administrative expenses mainly includes expenses for research and development as well as staff costs related to administration.

(26) Other income

Other income includes:

in € million	2005	2004
Gains from the disposal of property, plant and equipment and intangible assets	1.9	2.9
Income from the reversal of impairment losses on property, plant and equipment	0.7	0.0
Foreign exchange gains	2.4	0.0
Other	26.2	25.4
Other income	**31.2**	**28.3**

Foreign exchange gains contain netted profits and losses resulting from exchange rate fluctuations between the time of occurrence (monthly average rate) and the time of payment (spot rate), and from the exchange rate effects of measurement at the prevailing rate on the balance sheet date. If the balance is negative, the exchange losses are presented in other expenses.

In December 2005, Honeywell International Inc. paid € 16.9 million to RHI, after North American Refractories Co., which is still subject to Chapter 11 proceedings and which was deconsolidated by RHI at the end of 2001, had filed a reorganisation plan with the court in Pittsburgh. This payment is recognised under other income.

In the previous year, other expenses included compensation payments amounting to around € 8.0 million made upon the completion of the Chapter 11 proceedings of DII Industries, LLC, Houston, USA (former owner of Harbison Walker Refractories Co.).

(27) Other expenses

Other expenses include:

in € million	2005	2004
Losses from the disposal of property, plant and equipment and intangible assets	1.4	1.8
Foreign exchange losses	0.0	4.9
Other	2.4	1.0
Other expenses	**3.8**	**7.7**

Foreign exchange losses contain netted profits and losses from changes in exchange rates between the rate on initial recognition (monthly average rate) and at the time of payment (spot rate), and exchange rate effects from measurement at the balance sheet date. If the balance is positive, these foreign exchange gains are presented under other income.

(28) Expense categories

Expense categories include the following:

in € million	2005	2004
Cost of material and other production services	585.0	503.6
Staff costs	290.5	277.2
Depreciation of property, plant and equipment and amortisation of other intangible assets	40.9	41.2

(29) Staff costs

Staff costs are broken down as follows:

in € million	2005	2004
Wages and salaries	218.4	208.0
Termination benefits		
- Defined benefit plans	2.2	2.7
- Defined contribution plans	0.4	0.1
- Voluntary payments	0.9	0.7
Pensions		
- Defined benefit plans	1.7	1.5
- Defined contribution plans	1.7	1.5
Fringe benefits	65.2	62.7
Staff costs	**290.5**	**277.2**

(30) Financial result

The financial result includes the interest result and the other financial result.

in € million	2005	2004
Interest result	-26.8	-32.3
Other financial result	1.5	0.5
Financial result	**-25.3**	**-31.8**

The interest result is computed as follows:

in € million	2005	2004
Gains from securities and non-current receivables	1.6	1.2
Other interest and similar income	6.5	3.2
Interest and similar *expenses*	-34.9	-36.7
Interest result	**-26.8**	**-32.3**

Interest and similar expenses include the interest portion of the transfer to personnel provisions totalling € 15.8 million (2004: € 15.6 million). As in the previous year, no interest expense was incurred from compounding non-current provisions.

The other financial result is broken down as follows:

in € million	2005	2004
Income from investments	0.5	0.1
Losses from investments	-0.1	-0.2
Gains from the disposal of and writeup to financial assets and current securities	1.5	0.6
Writedowns on financial assets and current securities	-0.4	0.0
Other financial result	**1.5**	**0.5**

(31) Income taxes

Income taxes comprise the taxes on income paid or owed by the individual companies, and deferred taxes.

The breakdown is as follows:

in € million	2005	2004
Current tax expense	19.4	10.8
Deferred tax (income)/expense relating to the origination and reversal of		
- temporary differences	-4.9	-11.3
- tax loss carryforwards	-4.9	5.4
	-9.8	-5.9
Income taxes	**9.6**	**4.9**

The income tax expense for 2005 amounting to € 9.6 million is € 14.1 million lower than the arithmetic tax expense of € 23.7 million resulting from the application of a corporate income tax rate of 25 percent on the Group's pre-tax result.

The reasons for the difference between the arithmetic and the recognised tax expense for the Group are as follows:

in € million	2005	2004
Profit before income taxes	**94.9**	**97.5**
Arithmetic tax expense	**23.7**	**33.2**
Different foreign tax rates	4.5	1.0
Expenses not deductible for tax purposes	2.6	5.1
Income not subject to tax	-2.4	-12.0
Reduction in actual income tax expense due to utilisation of previously unrecognised tax losses and temporary differences	-27.8	-26.9
Reduction in deferred income tax expense due to utilisation of previously unrecognised tax losses and temporary differences	-4.1	-12.1
Deferred tax expense due to changes in tax rates or to the imposition of new taxes	0.0	15.6
Current income tax relating to prior periods	3.3	-3.5
Other	9.8	4.5
Recognised tax expense	**9.6**	**4.9**

Notes on the cash flow statement

Unless stated otherwise, the disclosures on the cash flow statement relate to continuing operations.

The cash flow statement, which is derived from the consolidated financial statements of RHI AG using the indirect method, includes cash inflows and outflows from operating activities, investing activities and from financing activities.

The cash flow statement cannot be derived directly from changes in balance sheet items, as the effects of changes in the consolidated group are non-cash items.

Furthermore, the cash flow statement of the continuing operations and of the discontinued operations are presented separately, with intragroup transactions not being consolidated.

The changes in balance sheet items of companies reporting in foreign currencies are translated at average exchange rates.

(32) Cash flow from operating activities

Cash flow from operating activities shows the inflow of cash and cash equivalents, based on profit after taxes, adjusted for non-cash expenses and income (mainly depreciation and amortisation), and for results attributable to cash flow from investing or financing activities, and to tax receipts and payments after the change in funds tied up in working capital.

in € million	2005	2004
Profit after income taxes	85.3	92.6
Adjustments for		
Income taxes	9.6	4.9
Depreciation, amortisation and impairment losses on non-current assets	41.2	41.2
Writeups to non-current assets	-2.2	-0.6
Proceeds from sale of non-current assets	-0.5	-0.2
Interest result	26.8	32.4
Dividend income	-0.5	-0.1
Result from associates	-2.4	-3.8
Other	-2.6	1.1
Change in working capital		
Inventories	1.3	-26.6
Trade receivables	-10.7	-22.5
Trade payables	-4.0	36.4
Other receivables and assets	-7.9	-4.2
Provisions	-21.9	-25.6
Other liabilities	4.0	-26.9
Cash flow from operating activities	**115.5**	**98.1**
Income taxes paid	-7.2	-4.6
Net cash from operating activities	**108.3**	**93.5**

(33) Cash flow from investing activities
Cash flow from *investing activities* shows inflows and outflows relating to disposals of and additions to non-current assets.

Cash effects relating to the acquisition and sale of shares in fully consolidated subsidiaries (net change in cash and cash equivalents from initial consolidation and deconsolidation) are shown separately.

Interest and dividend payments are attributed to the cash flow from investing activities.

(34) Cash flow from financing activities
Cash flow from financing activities includes outflows in the form of dividend payments, the change in the convertible bond due to issue, the change in liabilities to financial institutions and changes in other financial receivables and financial liabilities.

The conversion of convertible bonds in the amount of € 29.7 million (2004: € 14.1 million) is not presented separately in the cash flow statement, as this is a non-cash transaction.

Interest payments are attributed to the cash flow from financing activities, with the interest component for social capital attributable as a non-cash item to the change in *personnel provisions*.

Other disclosures

(35) Segment reporting

Primary segmentation by division in 2005

The RHI Group is engaged in the refractories and the insulating segments. The remaining activities of its former waterproofing division in 2004 and 2005 and overhead and consolidation effects are presented under elimination/other.

in € million	Refractories	Elimination/ Other	**Continuing operations**	**Discontinued operations**
External revenue	1,185.1	14.3	**1,199.4**	**255.4**
Operating result	117.8	0.0	**117.8**	**26.2**
Financial result			**-25.3**	**-5.1**
Result from associates	2.4		**2.4**	**-0.2**
Profit before income taxes			**94.9**	**20.9**
Income taxes			**-9.6**	**-6.4**
Profit from continuing operations			**85.3**	
Profit from discontinued operations				**14.5**
Profit attributable to				
equity holders of RHI AG			**83.8**	**14.3**
minority interest			**1.5**	**0.2**

in € million	Refractories	Elimination/ Other	**Continuing operations**	**Discontinued operations**
Investments in associates	13.9		**13.9**	**1.4**
Other assets	959.9	124.3	**1,084.2**	**230.4**
Unattributed assets			**130.4**	**23.9**
Total assets			**1,228.5**	**255.7**
Debt	821.5	2.9	**824.4**	**213.6**
Unattributed debts			**619.0**	**8.3**
Total debt			**1,443.4**	**221.9**
Investments	65.5	0.7	**66.2**	**15.9**
Depreciation and amortisation	40.8	0.1	**40.9**	**9.2**
Impairment			**0.0**	**0.3**
Employees (average)	6,225	142	**6,367**	**2,236**

Primary segmentation by division in 2004

in € million	Refractories	Elimination/ Other	**Continuing operations**	**Discontinued operations**
External revenue	1,102.6	17.2	**1,119.8**	**181.5**
Operating result	123.2	2.3	**125.5**	**10.1**
Financial result			**-31.8**	**-3.2**
Result from associates	3.8		**3.8**	**1.6**
Profit before income taxes			**97.5**	**8.5**
Income taxes			**-4.9**	**-1.4**
Profit from continuing operations			**92.6**	
Profit from discontinued operations				**7.1**
Profit attributable to				
equity holders of RHI AG			**90.9**	**4.1**
minority interest			**1.7**	**3.0**

in € million	Refractories	Insulating	Elimination/ Other	**RHI Group**	**Discontinued operations**
Investments in associates	16.0	23.1		**39.1**	
Other assets	939.7	163.5	-55.9	**1,047.3**	
Unattributed assets				**167.6**	
Total assets				**1,254.0**	
Debt	814.8	149.9	-56.0	**908.7**	
Unattributed debts				**655.8**	
Total debt				**1,564.5**	
Investments	66.0	7.3	0.1	**73.4**	
Prepayments on investments		20.0		**20.0**	
Depreciation and amortisation	39.6		0.1	**39.7**	**9.1**
Impairment	1.5			**1.5**	
Employees (average)	5,936		158	**6,094**	**1,713**

Secondary segmentation by region in 2005

Secondary segment reporting is based on geographical regions. Revenues are segmented by customer location and asset-related figures by the companies' own locations.

	01.01. - 31.12.2005				31.12.2005	
	Revenue		**Investments**		**Assets**	
in € million	Continuing operations	Discontinued operations	Continuing operations	Discontinued operations	Continuing operations	Discontinued operations
Austria	65.4	40.4	22.1	6.6	421.6	52.5
Rest of the EU	435.0	161.7	19.8	8.4	251.2	141.2
Other Europe	113.2	50.9	1.0	0.9	29.8	15.9
North and South America	315.5	0.0	7.7	0.0	196.2	0.0
Asia-Pacific, Africa	270.3	2.4	15.6	0.0	109.5	0.0
Consolidation	0.0	0.0	0.0	0.0	220.2	46.1
Total	**1,199.4**	**255.4**	**66.2**	**15.9**	**1,228.5**	**255.7**

Secondary segmentation by region in 2004

	01.01. - 31.12.2004			31.12.2004
	Revenue		**Investments**	**Assets**
in € million	Continuing operations	Discontinued operations		
Austria	66.7	37.2	21.7	451.6
Rest of the EU	428.0	111.2	22.2	337.5
Other Europe	93.6	31.3	0.8	44.1
North and South America	261.7	0.0	2.6	156.5
Asia-Pacific, Africa	269.8	1.8	26.1	81.2
Consolidation	0.0	0.0	0.0	183.1
Total	**1,119.8**	**181.5**	**73.4**	**1,254.0**

(36) Earnings per share for continuing operations

Earnings per share are calculated under IAS 33 by dividing the profit attributable to equity holders of RHI AG by the weighted number of shares issued.

	2005	2004
Profit attributable to equity holders of RHI AG (in € million)	83.8	90.9
Weighted average number of shares	23,490,895	20,537,271
Undiluted earnings per share (in €)	**3.57**	**4.43**

	2005	2004
Profit attributable to equity holders of RHI AG (in € million)	83.8	90.9
Plus interest expense of convertible bonds	7.0	8.9
Less current taxes	-1.8	-3.0
Adjusted result for the period	89.0	96.8
Weighted average number of shares	23,490,895	20,537,271
Potential number of shares from convertible bonds	16,029,095	18,608,544
Number of diluted shares	39,519,990	39,145,815
Diluted earnings per share (in €)	**2.25**	**2.47**

(37) Derivative financial instruments

Derivates in orders or embedded in trade receivables in third currencies are presented as a separate asset item amounting to approx. € 0.1 million (31.12.2004: € 0.0 million) and a separate liability item amounting to approx. € 0.7 million (31.12.2004: € 0.8 million) at the balance sheet date.

The effect on the income statement is € 0.2 million (2004: € -0.3 million).

(38) Notes on related party transactions

Related companies

The volume of services rendered to or provided by, and the outstanding receivables from and payables to the related parties are broken down as follows:

	Volume of services rendered		Receivables	
in € million	2005	2004	31.12.2005	31.12.2004
Associates				
Non-current and current portion of non-current receivables				
DCD Ideal spol. s.r.o., Dynin, Czech Republic	-	0.1	-	1.8
Termo d.d., Skofja Loka, Slovenia	-	0.1	-	3.1
	-	0.2	-	4.9
Trade receivables				
Stopinc AG, Hünenberg, Switzerland	-	0.7	-	0.1
Termo d.d., Skofja Loka, Slovenia	-	6.8	-	1.0
Other				
MAGNIFIN Magnesiaprodukte GmbH & Co KG, St. Jakob, Austria	2.8	1.6	1.4	0.4
Magnomin S.A., Athens, Greece	-	0.1	-	0.2
Shandong RHI New Materials Co., Ltd., Zibo City, Shandong, PR China	0.5	-	0.5	-
Stopinc AG, Hünenberg, Switzerland	-	0.2	-	0.1
	3.3	9.4	1.9	1.8
Discontinued operations				
Trade receivables				
Deutsche Heraklith GmbH, Simbach, Germany	0.9	-	0.2	-
Heraklith AG, Ferndorf, Austria	2.3	-	0.4	-
Other				
Heraklith AG, Ferndorf, Austria	0.3	-	0.0	-
Financing				
Heraklith AG, Ferndorf, Austria	1.1	-	1.1	-
Heraklith Consulting & Engineering GmbH, Fürnitz, Austria	3.2	-	116.7	-
	7.8	-	118.4	-
Related party transactions	**11.1**	**9.6**	**120.3**	**6.7**

A valuation allowance for receivables from related companies did not require recognition in 2005, nor in 2004.

in € million	Volume of services provided by related parties 2005	2004	Payables 31.12.2005	31.12.2004
Associates				
Trade payables				
MAGNIFIN Magnesiaprodukte GmbH & Co KG, St. Jakob, Austria	0.0	0.0	0.7	0.6
Stopinc AG, Hünenberg, Switzerland	-	0.1	-	0.6
Termo d.d., Skofja Loka, *Slovenia*	-	0.4	-	0.3
Other				
Stopinc AG, Hünenberg, Switzerland	-	2.3	-	0.0
	0.0	2.8	0.7	1.5
Discontinued operations				
Other				
Heraklith AG, Ferndorf, Austria	1.1	-	-	-
Heraklith Consulting & Engineering GmbH, Fürnitz, Austria	1.4	-	0.2	-
	2.5	-	0.2	-
Related party transactions	**2.5**	**2.8**	**0.9**	**1.5**

Related persons

The income statement 2005 includes expenses for the Board of Management amounting to € 3.4 million (2004: € 2.9 million). Liabilities and provisions for the Board of Management amount to € 1.4 million (31.12.2004: € 1.7 million).

In the reporting period, € 3.4 million (2004: € 3.5 million) was paid to members of the Board of Management, of which salaries and other current benefits accounted for € 2.6 million (2004: € 3.0 million) and share-based payments for € 0.8 million (2004: € 0.5 million).

Remuneration of former members of the Board of Management and their dependents amounted to € 0.3 million (2004: € 0.6 million).

Remuneration of Supervisory Board members amounted to € 0.2 million in 2005 (2004: € 0.1 million). These emoluments were recognised as an expense in the reporting period.

At the balance sheet date, neither loans to members of the Board of Management or the Supervisory Board nor contingent liabilities assumed on behalf of these persons existed.

(39) Option plan

Options granted

At the Supervisory Board Meeting of RHI AG of 21 January, 2003, the convertible bond management stock option plan published in the Wiener Zeitung on 3/4 January, 2003, based on the joint report of the Board of Management and the Supervisory Board in accordance with §§ 95 (6) and 159 (2) line 3 AktG, was adopted.

The convertible bond management stock option plan 2002 comprised options to acquire a total of 210 part convertible bearer bonds. Each option entitled the holder to acquire one part.

The options could be exercised in three identical tranches in 2003, 2004 and 2005, within three months of the date on which the consolidated financial statements were published for each past business year.

The exercise price for the acquisition of a part convertible bond for 2003 was set at the nominal amount of the part convertible bond, i.e. € 40,000 per part convertible bond. The exercise price for 2004 was € 44,000, for 2005 € 48,000.

60 options had been allocated to RHI AG and Heraklith AG Management Board members. Each of the four Management Board members of RHI AG and Heraklith AG was entitled to purchase a maximum of 5 options each year. 150 options were allocated to senior management, each of whom was entitled to acquire a maximum of two options per year. No options were granted to the Supervisory Board.

2005	Total number of options granted	Number of options granted in reporting period	Number of options exercised/lapsed in reporting period	Number of options outstanding at balance sheet date	Estimated value of options at balance sheet date in €
RHI AG Board of Management:					
Dr. Helmut Draxler	15	0	-5	0	0
Dr. Andreas Meier	15	0	-5	0	0
Dr. Eduard Zehetner	15	0	-5	0	0
Heraklith AG Board of Management:					
Roland Platzer	15	0	-5	0	0
Senior Management	150	0	-50	0	0
Options granted	**210**	**0**	**-70**	**0**	**0**

2004	Total number of options granted	Number of options granted in reporting period	Number of options exercised/lapsed in reporting period	Number of options outstanding at balance sheet date	Estimated value of options at balance sheet date in €
RHI AG Board of Management:					
Dr. Helmut Draxler	15	0	-5	5	510,000
Dr. Andreas Meier	15	0	-5	5	510,000
Dr. Eduard Zehetner	15	0	-5	5	510,000
Heraklith AG Board of Management:					
Roland Platzer	15	0	-5	5	510,000
Senior Management	150	0	-50	50	5,100,000
Options granted	**210**	**0**	**-70**	**70**	**7,140,000**

Option rights were not transferable and were not subject to a holding period.

A part convertible bond could be converted into 5,500 RHI AG shares.

Options exercised

2005	Number of options exercised in reporting period	Exercise price in €	Value when exercised in €
RHI AG Board of Management:			
Dr. Helmut Draxler	5	240,000	510,000
Dr. Andreas Meier	5	240,000	510,000
Dr. Eduard Zehetner	5	240,000	510,000
Heraklith AG Board of Management:			
Roland Platzer	5	240,000	510,000
Senior Management	42	2,016,000	4,284,000
Options exercised	**62**	**2,976,000**	**6,324,000**

2004	Number of options exercised in reporting period	Exercise price in €	Value when exercised in €
RHI AG Board of Management:			
Dr. Helmut Draxler	5	220,000	400,000
Dr. Andreas Meier	5	220,000	400,000
Dr. Eduard Zehetner	5	220,000	400,000
Heraklith AG Board of Management:			
Roland Platzer	5	220,000	400,000
Senior Management	44	1,936,000	3,520,000
Options exercised	**64**	**2,816,000**	**5,120,000**

Neither the market value nor the intrinsic value of the options granted was recognised in the income statement as a compensation expense.

The option plan for the Management expired in 2005.

(40) Personnel

The average number of employees of the RHI Group was:

	2005	2004
Salaried employees	3,218	2,984
Waged workers	5,385	4,823
Total	**8,603**	**7,807**
thereof discontinued operations	2,236	1,713

(41) RHI Group Companies at December 31, 2005

The following table lists all the interest held by the RHI Group:

	Type of consolidation	Parent	Currency	Nominal capital in local currency	Share in group companies %
1. RHI AG, Vienna, Austria	F		EUR	189,531,024	
Refractories Division					
2. Betriebs- und Baugesellschaft mbH, Wiesbaden, Germany	F	7.	EUR	894,761	100.00
3. Corrosion Technology Peru, S.A. i.L., Lima, Peru	F	13.	PEN	31,021	100.00
4. D.S.I.P.C.-Didier Société Industrielle de Production et de Constructions, Breuillet, France	F	7.	EUR	1,735,990	99.88
5. Didier Belgium N.V., Evergem, Belgium	F	55.	EUR	74,368	99.99
6. Didier Vertriebsgesellschaft mbH, Wiesbaden, Germany	F	7.	EUR	178,952	100.00
7. Didier-Werke AG, Wiesbaden, Germany	F	1.,22.	EUR	63,000,000	97.54
8. Dolomite Franchi S.p.A., Brescia, Italy	F	28.	EUR	5,940,000	60.00
9. Dutch MAS B.V., Arnhem, Netherlands	F	7.	EUR	30,000	100.00
10. FC Technik AG, Winterthur, Switzerland	F	22.	CHF	100,000	51.00
11. Full Line Supply Africa (PTY) Limited, Sandton, South Africa	F	22.	ZAR	100	100.00
12. Gen-X Technologies Inc., Burlington, Ontario, Canada	F	31.	CAD	20	100.00
13. GIX International Limited, Wakefield, Great Britain	F	15.	GBP	1,004	100.00
14. INDRESCO U.K. Ltd., Wakefield, Great Britain	F	13.	GBP	10,029,219	100.00
15. Latino America Refractories ApS, Copenhagen, Denmark	F	64.	EUR	20,000	100.00
16. Lokalbahn Mixnitz-St.Erhard AG, Vienna, Austria	F	61.	EUR	119,397	100.00
17. Magnesit Anonim Sirketi, Eskisehir, Turkey	F	9.	TRY	16,750,000	100.00
18. Magnesitwerk Aken Vertriebsgesellschaft mbH, Aken, Germany	F	7.	EUR	130,000	100.00
19. MARVO Feuerungs- und Industriebau GmbH, Kerpen, Germany	F	7.	EUR	513,450	100.00
20. MARVO Feuerungs- und Industriebau GmbH, Siersleben, Germany	F	19.	EUR	25,565	100.00
21. OOO RHI CIS, Moscow, Russia	F	1.,22.	RUB	3,500,000	100.00
22. Radex Vertriebsgesellschaft mbH, Leoben, Austria (former: RHI Non Ferrous Metals Engineering GmbH)	F	60.	EUR	60,000,000	100.00
23. REFEL S.p.A., San Vito al Tagliamento, Italy	F	7.	EUR	5,200,000	100.00
24. Producción RHI México, S. de R.L. de C.V., Ramos Arizpe, Mexico (former: Refractarios Green, S. de R.L. de C.V.)	F	15.,64.	MXN	9,441,250	100.00
25. Refractarios RHI CHILE LTDA., Santiago, Chile	F	13.,64.	CLP	12,073,359,422	100.00
26. Refractory Intellectual Property GmbH, Vienna, Austria	F	1.	EUR	35,000	100.00
27. Refractory Intellectual Property GmbH & Co KG, Vienna, Austria	F	1.,26.	EUR	10,000	100.00
28. Refrattari Italiana S.p.A., Genova, Italy	F	22.	EUR	4,160,000	100.00
29. RHI Africa Investment Holdings (Pty) Ltd., Sandton, South Africa	F	7.	ZAR	215,705	100.00
30. RHI Argentina S.R.L., Buenos Aires, Argentina	F	15.,64.	ARS	10,000	100.00
31. RHI Canada Inc., Burlington, Ontario, Canada	F	64.	CAD	7,000,002	100.00
32. RHI CHILE S.A., Santiago, Chile	F	13.,64.	CLP	12,774,407,413	100.00
33. RHI Dinaris GmbH, Wiesbaden, Germany	F	55.	EUR	500,000	100.00
34. RHI Finance A/S, Hellerup, Denmark	F	1.	EUR	70,000	100.00
35. RHI GLAS GmbH, Wiesbaden, Germany	F	55.	EUR	500,000	100.00
36. RHI-REFMEX, S.A. de C.V., Ramos Arizpe, Mexico	F	15.,64.	MXN	163,937,649	100.00
37. RHI Refractories Africa (Pty) Ltd., Sandton, South Africa	F	29.	ZAR	10,000	100.00
38. RHI Refractories Andino C.A., Puerto Ordaz, Venezuela	F	64.	VEB	1,600,000,594	100.00
39. RHI Refractories Asia Ltd., Hongkong, PR China	F	56.	HKD	1,000	100.00
40. RHI Refractories Asia Pacific Pte. Ltd., Singapore	F	1.	SGD	300,000	100.00
41. RHI Refractories (Dalian) Co., Ltd., Dalian, PR China	F	22.	CNY	208,573,620	100.00
42. RHI Refractories España, S.L., Lugones, Spain	F	9.	EUR	1,200,000	100.00
43. RHI Refractories France S.A., Breuillet, France	F	56.	EUR	703,800	100.00
44. RHI Refractories Holding Company, Dover, Delaware, USA	F	64.	USD	1	100.00
45. RHI Refractories Ibérica, S.L., Madrid, Spain	F	56.	EUR	30,050	100.00
46. RHI Refractories Italiana s.r.l., Brescia, Italy	F	56.	EUR	110,000	100.00
47. RHI Refractories Liaoning Co. Ltd, Bayuquan, Yingkou Liaoning, PR China	F	22.	CNY	180,000,000	60.00
48. RHI Refractories Mercosul Ltda, Sao Paulo, Brazil	F	64.	BRL	49,250	99.50
49. RHI Refractories Nord AB, Stockholm, Sweden	F	56.	SEK	1,000,000	100.00
50. RHI Refractories Site Services GmbH, Wiesbaden, Germany	F	7.	EUR	1,025,000	100.00
51. RHI Refractories (Site Services) Ltd., Cirencester, Great Britain	F	52.	GBP	1,350,000	100.00
52. RHI Refractories Spaeter GmbH, Urmitz, Germany	F	7.	EUR	256,157	66.67
53. RHI Refractories UK Limited, Clydebank, Great Britain	F	7.	GBP	8,875,000	100.00
54. RHI Rückversicherungs AG, Vaduz, Liechtenstein	F	22.	EUR	900,000	100.00
55. RHI Urmitz AG & Co KG, Urmitz, Germany	F	6.,7.	EUR	2,454,250	100.00
56. SAPREF AG für feuerfestes Material, Basel, Switzerland	F	64.	CHF	4,000,000	100.00
57. Veitsch-Radex America Inc., Burlington, Ontario, Canada	F	31.	CAD	1	100.00
58. Veitsch-Radex America Inc., Wilmington, Delaware, USA	F	31.	USD	100	100.00
59. Veitsch-Radex GmbH, Vienna, Austria	F	1.	EUR	35,000	100.00
60. Veitsch-Radex GmbH & Co, Vienna, Austria	F	1.,59.	EUR	106,000,000	100.00

	Type of consolidation	Parent	Currency	Nominal capital in local *currency*	Share in group companies %
61. Veitsch-Radex Immobilien GmbH, Vienna, Austria	F	1.,22.	EUR	35,000	100.00
62. Veitsch-Radex Vertriebsgesellschaft mbH, Vienna, Austria	F	1.	EUR	36,336	100.00
63. Veitscher Vertriebsgesellschaft mbH, Vienna, Austria	F	1.	EUR	36,336	100.00
64. VRD Americas B.V., Arnhem, Netherlands	F	1.,22.	EUR	34,033,970	100.00
65. Zimmermann & Jansen GmbH, Düren, Germany	F	7.	EUR	3,835,000	100.00
66. Didier (Zambia) Ltd., Kitwe, Zambia	N	7.	ZMK	200,000	80.00
67. Dolomite Franchi GmbH, Hattingen, Germany	N	8.	EUR	25,564	100.00
68. Dr.-Ing.-Petri & Co. Unterstützungs-Gesellschaft mbH, Duisburg, Germany	N	7.	DEM	50,000	100.00
69. RHI Réfractaires Algérie E.U.R.L., Sidi Amar, Algeria	N	43.	DZD	100,000	100.00
70. Thor Ceramics Limited, Clydebank, Great Britain	N	7.	GBP	0	100.00
71. Dolomite di Montignoso S.p.A. i.L., Genova, Italy	E	28.	EUR	743,600	28.56
72. MAGNIFIN Magnesiaprodukte GmbH & Co KG, St. Jakob, Austria	E	1.,75.	EUR	9,447,468	50.00
73. Shandong RHI New Materials Co., Ltd., Zibo City, Shandong, PR China	E	22.	CNY	60,600,000	50.00
74. Società Dolomite Italiana SDI S.p.A., Gardone Val Trompia, Italy	E	28.	EUR	208,000	50.00
75. MAGNIFIN Magnesiaprodukte GmbH, St. Jakob, Austria	I	1.	EUR	35,000	50.00
76. Stopinc AG, Hünenberg, Switzerland	I	7.	CHF	1,000,000	50.00
77. Treuhandgesellschaft Feuerfest mbH, Bonn, Germany	I	7.	DEM	50,000	28.00
78. Zimmermann & Jansen Siam Co. Ltd., Rayong, Thailand	I	65.	THB	4,000,000	39.80
Insulating Division					
79. C&G Verwaltungsgesellschaft mbH, Bad Berka, Germany	DO, F	90.	EUR	26,000	100.00
80. Deutsche Heraklith GmbH, Simbach, Germany	DO, F	83.	EUR	4,857,400	100.00
81. Eurovek proizvodnja, uvoz-izvoz, d.o.o., Ljubljana, Slovenia	DO, F	83.	SIT	3,000,000	100.00
82. Global B&C d.o.o., Ljubljana, Slovenia	DO, F	94.	SIT	2,100,000	100.00
83. Heraklith AG, Ferndorf, Austria	DO, F	60.,61.	EUR	7,500,000	100.00
84. Heraklith CEE Holding GmbH, Fürnitz, Austria	DO, F	96.	EUR	35,000	100.00
85. Heraklith Consulting & Engineering GmbH, Fürnitz, Austria	DO, F	83.	EUR	35,000	100.00
86. Heraklith España S.L., Gijon, Spain	DO, F	90.	ESP	500,000	100.00
87. Heraklith Hungaria Kft., Zalaegerszeg, Hungary	DO, F	83.	HUF	100,000,000	100.00
88. Heraklith Nederland B.V., Bussum, Netherlands	DO, F	90.	NLG	40,000	100.00
89. Heraklith Polska Sp.z.o.o., Sroda, Poland	DO, F	83.	PLN	100,000	100.00
90. Heraklith VerwaltungsgmbH, Simbach, Germany	DO, F	83.	EUR	26,000	100.00
91. IDEAL - Baustoffwerk Mathias Reichenberger Gesellschaft m.b.H. & Co. KG, Frankenmarkt, Austria	DO, F	83.,94.	ATS	70,000	100.00
92. Izomat a.s., Nova Bana, Slovakia	DO, F	83.,84.	SKK	499,476,000	100.00
93. Nobasil CZ spol. s.r.o., Brno, Czech Republic	DO, F	92.	CZK	200,000	100.00
94. Mathias Reichenberger Gesellschaft m.b.H., Frankenmarkt, Austria	DO, F	83.	ATS	500,000	100.00
95. Termika d.o.o., Novi Marof, Croatia	DO, F	94.,96.	HRK	37,882,800	100.00
96. Termo d.d., Skofja Loka, Slovenia	DO, F	81.,82.,83.	SIT	1,491,532,000	96.32
97. Termo HandelsgmbH, Munich, Germany	DO, F	96.	DEM	50,000	100.00
98. Thüringer Dämmstoffwerke GmbH & Co KG, Bad Berka, Germany	DO, F	79.,90.	EUR	932,596	100.00
99. Heraklith South Africa (Pty) Ltd. i.L., Johannesburg, South Africa	DO, N	83.	ZAR	4,000	49.00
100. DCD Ideal spol. s.r.o., Dynin, Czech Republic	DO, E	94.	CZK	180,000,000	50.00
101. Lipka spol. s.r.o., Pecky, Czech Republic	DO, I	80.	CZK	102,000	50.00
102. Magnomin S.A., Athens, Greece	DO, I	83.	EUR	1,024,536	32.90
Other					
103. Isolit Isolier GmbH, Vienna, Austria	F	22.	EUR	646,788	100.00

i.L. ...in liquidation

F.......full consolidation
E......equity consolidation
N......non-consolidation
I.......investments
DO...discontinued operations

(42) Events after the balance sheet date

On 20 September, 2005 the Supervisory Board of RHI AG approved the plans of the RHI Board of Management to sell the insulating division. The search for a buyer and the implementation of the sales concept was already launched in September.

The insulating division is incorporated as Heraklith AG, Ferndorf. Veitsch-Radex Immobilien GmbH, Vienna, and Veitsch-Radex GmbH & Co, Vienna, as shareholders of Heraklith AG, Ferndorf, signed a share purchase agreement with Sepena Beteiligungsverwaltungs GmbH, Vienna, and Isogranulat – Gesellschaft mit beschränkter Haftung, Iphofen, Germany, on 13 January, 2006.

The purchase price for the shares of Heraklith AG, Ferndorf, amount to € 230.1 million, free of debt.

The fulfilment of the contract is expected for the second quarter 2006.

From the continuation and completion of the former US subsidiaries subject to Chapter 11 proceedings, no expenses are expected to arise for the RHI Group from today's perspective. The Chapter 11 proceedings have not been concluded yet.

(43) Release of the consolidated financial statements 2005 for publication

These consolidated financial statements were prepared and signed by the Management Board with the date indicated below and released for publication.

The individual financial statements of the parent company, which were also included in the consolidated financial statements after the transition to the International Financial Reporting Standards, will be submitted to the Supervisory Board for review and approval on 24 April, 2006. The Supervisory Board and the shareholders are able to change these individual financial statements in a way which also affects the presentation of the consolidated financial statements.

Members of the Board of Management and the Supervisory Board

The following served on the parent company's Board of Management in the reporting period:

Dr. Helmut Draxler, Vienna, CEO
Dr. Andreas Meier, Vienna, Deputy CEO
Dr. Eduard Zehetner, Vienna

The following served on the Supervisory Board:

Michael Gröller, Vienna, Chairman
Gerd Peskes, Düsseldorf, Germany, Deputy Chairman
Maximilian Ardelt, Munich, Germany (until 19 May, 2005)
August François von Finck, Vienna (until 22 July, 2005)
Gerd Klaus Gregor, Berndorf
Dr. Cornelius Grupp, Lilienfeld
Stanislaus Prinz zu Sayn-Wittgenstein-Berleburg, Munich, Germany
DDr. Erhard Schaschl, Vienna

Employee representatives:

Josef Horn, Trieben
Günther Lippitsch, Villach (until 9 September, 2005)
Leopold Miedl, Vienna
Karl Wetzelhütter, Breitenau am Hochlantsch

Vienna, 21 March, 2006

Board of Management

Dr. Helmut Draxler
m.p.

Dr. Andreas Meier
m.p.

Dr. Eduard Zehetner
m.p.

Auditor's report

We have audited the accompanying consolidated financial statements of RHI AG, Vienna, for the fiscal year from 1 January, 2005 to 31 December, 2005. The Company's Management is responsible for the preparation and content of the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), as applicable in the European Union (EU), and the additional provisions of § 245 a HGB (Austrian Commercial Code) and for the management report of the Group prepared pursuant to the Austrian Commercial Code. Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to state whether the management report for the Group is in accordance with the consolidated financial statements.

We conducted our audit in accordance with laws and regulations applicable in Austria and Austrian Standards on Auditing, and taking into account the International Standards on Auditing (ISA). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement and whether we can state that the management report is in accordance with the consolidated financial statements. In determing the audit procedures we considered our knowledge of the business, the economic and legal environment of the Group as well as the expected occurrence of errors. An audit involves procedures to obtain evidence about amounts and other disclosures in the consolidated financial statements predominantly on a sample basis. An audit also includes assessing the accounting principles used and significant estimates made by Management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit did not give rise to any objections. In our opinion, which is based on the results of our audit, the consolidated financial statements are in accordance with legal requirements and present fairly, in all material respects, the financial position of the Group as of 31 December, 2005 and the results of its operations and cash flows for the fiscal year from 1 January, 2005 to 31 December, 2005 in accordance with the International Financial Reporting Standards (IFRS), as applicable in the EU, and the provisions of § 245 a HGB. The management report is in accordance with the consolidated financial statements.

Vienna, 21 March, 2006

PwC INTER-TREUHAND GmbH
Wirtschaftsprüfungs- und
Steuerberatungsgesellschaft

Signed:
Hans Ulrich Wessely
Certified Public Accountant

Signed:
Gerhard Prachner
Certified Public Accountant

Report of RHI AG 2005

Management Report

As was pointed out at the beginning of the management report of the RHI Group, the option to summarize the management report of RHI AG with the group management report pursuant to § 267 (4) HGB together with § 251 (3) HGB (Austrian Commercial Code) was exercised. RHI had no branch offices in the reporting period.

Due to the high net loss in 2001 and the resulting distortion of equity capital, no dividend will be proposed for 2005 at the Annual General Meeting of RHI AG on 1 June, 2006, despite the accumulated profit of RHI AG in 2005.

Proposed appropriation of earnings

Accumulated profit is calculated as follows:

Appropriation of earnings	€
Profit 2005	81,511,079.66
Profit carried forward from 2004	49,717,362.43
Accumulated profit 2005	131,228,442.09

The Board of Management proposes to carry forward the accumulated profit in the amount of € 131,228,442.09 in its entirety.

Vienna, 21 March, 2006

Board of Management

Dr. Helmut Draxler
m.p.

Dr. Andreas Meier
m.p.

Dr. Eduard Zehetner
m.p.

Report of the Supervisory Board

The Supervisory Board of RHI AG, Vienna, held five meetings during the course of 2005. At these meetings and on other occasions, the Board of Management informed the Supervisory Board about important matters relating to the management, operating activities and the situation of the company. The Supervisory Board therefore had ample opportunity to fulfill its obligation to remain informed of and to monitor company operations.
The Supervisory Board saw no reason to raise objections to the activities and operations of the Board of Management.

The financial statements of RHI AG and the consolidated financial statements 2005 were audited and certified without qualification by PwC INTER-TREUHAND GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, duly appointed auditors at the 26th Annual General Meeting. Furthermore, the auditors confirmed that the management report prepared by the Board of Management is in accordance with the financial statements of RHI AG and the consolidated financial statements. The auditor's report was submitted to the members of the Supervisory Board in accordance with § 273 (3) HGB (Austrian Commercial Code).

At the meeting of the audit committee held on 20 April, 2006, the financial statements of RHI AG and the RHI Group were examined and preparations made for the approval thereof.

The Supervisory Board examined the financial statements submitted by the Board of Management and the management report for the year 2005 and approved these at its meeting on 24 April, 2006. The financial statements of RHI AG have thus been approved in accordance with § 125 (2) AktG (Companies Act). At the same meeting, the Supervisory Board examined and approved the consolidated financial statements.

The Supervisory Board approved the Board of Management's proposed appropriation of the accumulated profit.

The audit committee held two meetings in 2005; the presidium (at the same time personnel committee) held six meetings. In addition to the audit of the financial statements, internal auditing, personnel topics and current developments were discussed at these meetings.

Vienna, 24 April, 2006

Michael Gröller
Chairman

Balance Sheet RHI AG 2005[1]

in € 1,000	31.12.2005	31.12.2004
ASSETS		
Non-current assets		
Intangible assets	23,703.4	25,261.2
Property, plant and equipment	4,723.6	2,242.9
Financial assets	613,294.3	610,084.9
	641,721.3	**637,589.0**
Current assets		
Inventories	23,619.9	24,973.9
Receivables and other assets	804,921.5	610,410.1
Cash and cash equivalents	2,470.5	954.6
	831,011.9	**636,338.6**
Prepaid expenses and deferred charges	**4,119.0**	**6,504.4**
	1,476,852.2	**1,280,432.0**
EQUITY AND LIABILITIES		
Capital and reserves		
Share capital	189,531.0	159,753.3
Additional paid-in capital	39,067.3	37,908.9
Accumulated profit	131,228.4	49,717.4
	359,826.7	**247,379.6**
Subordinated mezzanine capital		
Subordinated bank loans	400,000.0	362,141.5
Subordinated convertible bond	99,920.0	126,920.0
Effective equity capital	**859,746.7**	**736,441.1**
Provisions		
Provisions for termination benefits and pensions	28,159.4	12,116.8
Other provisions	72,495.2	64,218.3
	100,654.6	**76,335.1**
Liabilities		
Financial liabilities	224,770.6	206,941.2
Trade payables	13,968.4	12,884.1
Other liabilities	277,711.9	247,830.5
	516,450.9	**467,655.8**
	1,476,852.2	**1,280,432.0**
Contingent liabilities	43,521.0	54,507.2

1 The 2005 financial statements of RHI AG were compiled in accordance with the Austrian Commercial Code (HGB) as amended. The financial statements shown here are a summarized presentation of the audited financial statements.

Income Statement RHI AG 2005[1]

in € 1,000	2005	2004
Revenue	719,576.7	708,460.8
Change in inventories of finished goods and services not yet invoiced	463.6	350.1
Other operating income	55,093.0	28,201.4
Cost of material and other production services	-518,084.0	-482,910.6
Staff costs	-56,707.2	-7,973.5
Depreciation and amortisation	-5,960.4	-62.0
Other operating expenses	-160,932.3	-184,220.8
Operating result	**33,449.4**	**61,845.4**
Income from investments	76,083.8	66,243.5
Income from other non-current securities	226.5	108.4
Other interest	17,190.6	10,311.8
Gains from the writeup to financial assets	98.2	55.5
Expenses from financial assets	-24,622.7	-139,352.2
Interest and similar expenses	-19,591.0	-18,551.7
Financial result	**49,385.4**	**-81,184.7**
Result from ordinary activities	**82,834.8**	**-19,339.3**
Extraordinary expenses	-1,003.1	-1,992.0
Income taxes	-320.7	-3.5
Profit / loss	**81,511.0**	**-21,334.8**
Profit carried forward	49,717.4	71,052.2
Accumulated profit	**131,228.4**	**49,717.4**

Addresses

RHI AG
Wienerbergstraße 11
A-1100 Vienna, Austria
Tel: +43/1/502 13-0
Fax: +43/1/502 13-6213
e-mail: rhi@rhi-ag.com
www.rhi-ag.com

Veitsch-Radex GmbH & Co
Wienerbergstraße 11
A-1100 Vienna, Austria
Tel: +43/1/502 13-0
Fax: +43/1/502 13-6213
e-mail: rhi@rhi-ag.com
www.rhi-ag.com

Didier-Werke AG
Abraham-Lincoln-Straße 1
D-54189 Wiesbaden, Germany
Tel: +49/611/7335-0
Fax: +49/611/7335-475
e-mail: info@rhi-ag.com
www.didier-werke.de

Heraklith AG
Industriestraße 18
A-9586 Fürnitz, Austria
Tel: +43/4257/3370-0
Fax: +43/4257/3370-2050
e-mail: office@heraklith.com
www.heraklith.com

RHI Group - Key Data

in € million	2005	2004 adjusted	2004 reported
Revenue			
Refractories [1]	1,185.1	1,102.6	1,102.6
Insulating [1]			181.5
Consolidation, other	14.3	17.2	13.2
RHI Group [2]	1,199.4	1,119.8	1,297.3
EBIT			
Refractories	117.8	123.2	123.2
Insulating			10.1
Overhead, other	0.0	2.3	2.3
RHI Group	117.8	125.5	135.6
EBIT margin (in %) [3]	9.8	11.2	10.5
Profit continuing operations	85.3	92.6	
Profit discontinued operations	14.5	7.1	
Profit for the year	99.8	99.7	99.7
Profit attributable to equity holders of RHI AG	98.1	95.0	95.0
Cash flow from operating activities	108.3	93.5	107.5
Cash flow from investing activities	-60.3	-56.5	-82.9
Cash flow from financing activities	-47.7	-43.1	-26.0
Non-current assets	540.2	652.4	652.4
Financial liabilities net [4]	236.4	259.6	259.6
Employees (average)	6,367	6,094	7,807
Equity ratio (in %) [5]	-12.2	-24.8	-24.8
Return on capital employed (in %) [6]	20.1	20.3	20.3
Return on average fixed assets [7]	29.1	27.8	27.8
Undiluted earnings per share [8]	4.18	4.63	4.63
Diluted earnings per share [9]	2.61	2.58	2.58
Dividend per share	0.00	0.00	0.00

1 *Total revenue (incl. intragroup revenue) of the division*
2 *External revenue of the group*
3 *EBIT margin = EBIT / revenue*
4 *Financial liabilities net = financial liabilities - cash and cash equivalents*
5 *Equity ratio = equity according to balance sheet / balance sheet total*
6 *Return on capital employed = EBIT / average (property, plant and equipment + goodwill + other intangible assets + net current assets)*
7 *Return on average fixed assets = EBIT / average (property, plant and equipment + goodwill + other intangible assets)*
8 *Undiluted earnings per share = profit attributable to equity holders of RHI AG / number of shares (weighted average)*
9 *Diluted earnings per share = profit attributable to equity holders of RHI AG + interest expense of convertible bond - current taxes / amount of shares (weighted average) + potential shares from convertible bond*

Published by:
RHI AG, Vienna
Concept, graphic design
and coordination:
RHI Investor Relations
Printed by:
E. Schausberger & Co. Ges.m.b.H.,
Gunskirchen, www.schausberger.com